02042668

82- SUBMISSIONS FACING SH

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Cartibre Group Ltd.

*CURRENT ADDRESS Suite 1501, 8 King St. East
Toronto, Ontario
Canada M5C 1B5

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

FILE NO. 82- 2222

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☑
DEF 14A	*(PROXY)*	☐			

OICF/BY: EBS

DATE : 7/16/02

02 JUL -9 AM 10: 10

82-2222

Consolidated Financial Statements of

THE CANFIBRE GROUP LTD.

(expressed in U.S. dollars)

For the three month periods ended March 31, 2000 and 1999

(Unaudited and Prepared Internally by Management)

THE CANFIBRE GROUP LTD.

Consolidated Balance Sheets
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

March 31, 2000, with comparative figures for 1999

	2000	1999
Assets		
Current assets:		
Cash and cash equivalents	$ 1,099,794	$ 283,512
Promissory note receivable	9,109,724	9,500,000
Accounts receivable	346,874	41,093
Inventory	2,793,997	-
Advances, prepaids and other	407,204	40,053
Prepaid interest - current portion	721,805	962,402
	14,479,398	10,827,060
Prepaid interest	-	721,803
Restricted cash	60,279,873	121,828,156
Investment in Kafus Industries Ltd.	257,818	277,828
Capital assets, net of accumulated amortization of $ 93,879 (1999 - $74,275)	173,582,895	96,352,329
Intangible assets:		
Deferred financing costs, net of accumulated amortization of $1,571,626 (1999 - $ 643,758)	37,336,559	38,603,697
Acquired revenue contract, net of accumulated amortization of $3,749,999 (1999 - $2,083,334)	6,250,001	7,916,667
Licence and technology rights, net of accumulated amortization of $1,877,566 (1999 - $1,678,181)	2,797,190	2,951,589
Deferred project development and start-up costs	7,931,370	7,433,229
	54,315,120	56,905,182
	$ 302,915,104	$ 286,912,358

	2000	1999
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 7,356,779	$ 1,078,681
Loan payable	194,821	174,331
Payable to related parties	3,952,003	255,410
Current portion of long-term debt	42,661	-
	11,546,264	1,508,422
Payables funded by restricted cash and notes payable:		
Construction-in-progress	10,430,126	12,950,875
Interest payable	5,082,353	4,640,725
	15,512,479	17,591,600
Long-term debt	228,369,652	215,171,709
Notes payable to Kafus Industries Ltd.	20,212,566	18,256,803
Deferred credit, net of accumulated amortization of $588,996 (1999 - $72,000)	8,763,688	5,693,884
Non-controlling interests	13,119,670	13,500,000
	297,524,319	271,722,418
Shareholders' equity:		
Share capital	32,216,774	31,874,264
Deficit	(26,475,613)	(16,289,127)
Cumulative translation adjustment	(350,376)	(395,197)
	5,390,785	15,189,940
Subsequent events (note 4)		
	$ 302,915,104	$ 286,912,358

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board:

"Christopher Carl" Director

"George De Cristoforo" Director

THE CANFIBRE GROUP LTD.

Consolidated Statements of Operations and Deficit
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

	Three months ended March 31, 2000	Three months ended March 31, 1999
Revenue:		
Interest and dividend income	$ 43,287	$ 109,300
Expenses:		
Interest, including amortization of deferred financing costs of $115,455 (1999 - $60,211)	1,136,528	144,292
Depreciation and amortization	470,738	466,513
Salaries and benefits	569,307	191,207
Consulting, management and professional fees	868,785	186,934
Office and general	131,380	56,644
	3,176,738	1,045,590
Loss before non-controlling interests	3,133,451	936,290
Dividends payable to non-controlling interest	50,000	50,000
Non-controlling interest share of loss	(48,699)	-
Net loss	3,134,752	986,290
Deficit, beginning of period	23,340,861	15,302,837
Deficit, end of period	$ 26,475,613	$ 16,289,127
Loss per share	$ 0.08	$ 0.03

See accompanying notes to consolidated financial statements.

THE CANFIBRE GROUP LTD.

Consolidated Statements of Cash Flows
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

	Three months ended March 31, 2000	Three months ended March 31, 1999
Cash flows from operating activities:		
Net loss for the period	$ (3,134,752)	$ (986,290)
Items not involving the use of cash:		
Accrued interest added to principal balance of due to related parties	397,484	-
Depreciation and amortization	470,738	466,513
Amortization of prepaid interest costs included in interest expense	240,597	240,600
Amortization of deferred financing costs included in interest expense	115,455	60,211
Amortization of deferred credit included in interest income	(25,664)	21,000
Non-controlling interest	(48,699)	-
	(1,984,841)	(197,966)
Changes in non-cash working capital items	504,154	518,640
Cash flows used in operating activities	(1,480,687)	320,674
Cash flows from investing activities:		
Additions to capital assets	(15,497,344)	(21,053,553)
Licence and technology rights costs incurred	(42,948)	-
Deferred project development and start-up costs	(15,284)	(74,588)
Restricted cash	12,941,609	11,506,481
Changes in accounts payable and accrued liabilities related to construction-in-progress	(667,643)	6,420,631
Cash flows used in investing activities	(3,281,610)	(3,201,029)
Cash flows from financing activities:		
Long-term debt issued	1,100,000	-
Promissory notes receivable repayments	390,276	-
Proceeds from forward delivery agreements	-	3,814,167
Deferred financing costs	(29,863)	(807,996)
Loan payable	2,697	6,799
Payable to related parties	3,294,930	(106,178)
Cash flows provided by financing activities	4,758,040	2,906,792
Increase (decrease) in cash and cash equivalents	(4,257)	26,437
Cash and cash equivalents, beginning of period	1,104,051	257,075
Cash and cash equivalents, end of period	$ 1,099,794	$ 283,512
Supplemental disclosure of cash flow information:		
Interest paid	$ 4,165,029	$ 3,880,000
Income taxes paid	-	-
Non-cash transactions:		
Accrued interest added to principal balance of due to related parties	397,484	389,562
Amortization of deferred financing costs capitalized to construction in progress	98,205	178,497
Amortization of deferred credit capitalized to construction in progress	(99,263)	(51,000)

See accompanying notes to consolidated financial statements.

THE CANFIBRE GROUP LTD.

Notes to Consolidated Financial Statements
(expressed in U.S. dollars)
(Unaudited and Prepared Internally by Management)

Three month period ended March 31, 2000

1. Basis of presentation:

The accompanying unaudited financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal, recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at March 31, 2000 and for all periods presented, have been included.

The unaudited balance sheet, statement of operations and deficit and statement of cash flows have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. The Company operates as a single operating and geographic segment.

Interim results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These financial statements should be read in conjunction with the financial statements and notes thereto for the Company's most recent fiscal year ended December 31, 1999 included in the Company's annual report.

2. Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the period. This average includes as outstanding common shares, shares issued in a reporting period from the date of their issuance. Fully diluted per share amounts are not presented as the effect of outstanding convertible securities and stock options is anti-dilutive.

3. Change in accounting policy:

Effective January 1, 2000, the Canadian Institute of Chartered Accountants changed the accounting standards relating to the accounting for income taxes. Under the new standard, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the assets will not be realized.

Prior to adoption of this new accounting standard, income tax was determined using the deferral method whereby deferred income tax expense was determined based on timing differences between the accounting and tax treatment of items of expense or income, and was measured using tax rates in effect in the year that the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward, were not recognized unless there was virtual certainty that they would be realized.

Effective January 1, 2000, the Company has adopted the new income tax accounting standard and has reported the cumulative effect of the change in the consolidated statement of deficit. As at January 1, 2000, the cumulative effect of this change in accounting for income taxes was $nil as the net future tax assets have been fully offset by a valuation allowance. Comparative figures have not been restated to apply the change in accounting for income taxes. The Company's future tax assets consist primarily of loss carryforwards.

4. Subsequent events:

As at April 24, 2000, a subsidiary of the Company, CanFibre of Riverside, Inc., terminated its operating contract with Stone & Webster Operating Corporation, as it was contractually allowed to do, thereby undertaking the operation of the Riverside facility itself.

As at May 2, 2000, a subsidiary of the Company, CanFibre of Lackawanna LLC, terminated its construction contract with Stone & Webster Engineering Corporation ("SWEC") pursuant to defaults by SWEC under the contract, thereby undertaking the completion of the Lackawanna facility itself.

Consolidated Financial Statements of

THE CANFIBRE GROUP LTD.

(expressed in U.S. dollars)

For the six month periods ended June 30, 2000 and 1999

(Unaudited and Prepared Internally by Management)

THE CANFIBRE GROUP LTD.

Consolidated Balance Sheets
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

June 30, 2000, with comparative figures for 1999

	2000	1999
Assets		
Capital assets, net of accumulated amortization of $1,447,058 (1999 - $80,336)	$ 183,052,156	$ 112,556,367
Restricted cash	56,679,437	112,714,518
Promissory note receivable	867,658	9,500,000
Inventory	2,689,803	44,614
Accounts receivable	556,366	166,900
Advances, prepaids and other	166,201	75,011
Prepaid interest	481,203	1,443,605
Investment in Kafus Industries Ltd.	-	276,118
Intangible assets:		
Deferred financing costs, net of accumulated amortization of $8,095,810 (1999 - $914,809)	17,518,313	39,518,552
Acquired revenue contract, net of accumulated amortization of $10,000,000 (1999 - $2,500,001)	-	7,530,885
Licence and technology rights, net of accumulated amortization of $192,603 (1999 - $1,728,027)	2,611,485	3,016,286
Deferred project development, net of accumulated amortization of $453,479 (1999 - $nil)	-	4,734,518
Deferred start up costs, net of accumulated amortization of $nil (1999 - $nil)	864,252	5,002,028
Cash and cash equivalents	570,563	320,930
	$ 266,057,437	$ 296,900,332

	2000	1999
Liabilities and Shareholders' Equity		
Long-term debt	$ 231,000,000	$ 216,229,784
Notes payable to Kafus Industries Ltd.	20,681,686	18,256,803
Promissory note payable	1,179,378	-
Loan payable	194,754	182,944
Construction payments payable	8,689,806	17,935,243
Interest payable	5,079,811	4,555,105
Deferred credit, net of accumulated amortization of $713,923 (1999 - $144,000)	8,638,761	8,923,684
Payable to related parties	4,303,645	1,441,380
Accounts payable and accrued liabilities	12,175,264	2,432,307
Non-controlling interests	13,058,095	13,500,000
	305,001,200	283,457,250
Shareholders' equity:		
Share capital	32,216,774	32,081,123
Deficit	(70,786,097)	(18,385,474)
Cumulative translation adjustment	(374,440)	(252,567)
	(38,943,763)	13,443,082
	$ 266,057,437	$ 296,900,332
See accompanying notes to consolidated financial statements.	$ -	$ -

Approved on Behalf of the Board:

"Christopher Carl" Director

"George De Cristoforo" Director

THE CANFIBRE GROUP LTD.

Consolidated Statements of Operations and Deficit
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

	Six months ended June 30, 2000	Six months ended June 30, 1999
Revenue: (note 6)		
Commercial operations	$ 1,855,404	$ -
Cost of goods sold	(4,744,516)	-
	$ (2,889,112)	$ -
Expenses:		
Interest, including amortization of deferred financing costs of $14,521,484 (1999 - $619,286)	24,263,641	810,065
Depreciation and amortization	15,232,768	1,020,076
Salaries and benefits	1,304,216	424,839
Consulting, management and professional fees	2,396,378	591,212
Office and general	873,225	135,791
Other	654,998	205,896
	44,725,226	3,187,879
Other income:		
Interest and dividend income	(158,828)	(205,243)
Loss before non-controlling interests	47,455,510	2,982,636
Dividends payable to non-controlling interest	100,000	100,000
Non-controlling interest share of loss	(110,274)	-
Net loss	47,445,236	3,082,636
Deficit, beginning of period	23,340,861	15,302,838
Deficit, end of period	$ 70,786,097	$ 18,385,474
Loss per share	$ 1.28	$ 0.06

See accompanying notes to consolidated financial statements.

THE CANFIBRE GROUP LTD.

Consolidated Statements of Cash Flows
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

	Six months ended June 30, 2000	Six months ended June 30, 1999
Cash flows from operating activities:		
Net loss for the period	$ (47,445,236)	$ (3,082,636)
Items not involving the use of cash:		
Accrued interest added to principal balance of due to related parties	866,604	-
Depreciation and amortization	15,232,768	1,020,076
Amortization of prepaid interest costs included in interest expense	481,199	481,200
Amortization of deferred financing costs included in interest expense	330,405	32,875
Amortization of deferred credit included in interest income	(105,756)	(144,000)
Write-down of investment in Kafus Industries Ltd.	257,818	1,710
Non-controlling interest	(110,274)	-
	(30,492,472)	(1,690,775)
Changes in non-cash working capital items	5,431,737	2,017,336
Cash flows used in operating activities	(25,060,735)	326,561
Cash flows from investing activities:		
Additions to capital assets	(26,475,824)	(33,375,441)
Licence and technology rights costs incurred	-	(225,164)
Deferred project development and start-up costs	48,741	(2,377,905)
Reduction of restricted cash	16,542,045	20,620,119
Changes in accounts payable and accrued liabilities related to construction-in-progress	(2,407,962)	11,404,999
Cash flows used in investing activities	(12,293,000)	(3,953,392)
Cash flows from financing activities:		
Issuance of share capital	-	206,859
Long-term debt issued	3,687,687	1,058,075
Promissory notes payable issued	1,179,378	-
Promissory notes receivable repayments	8,632,342	-
Proceeds from forward delivery agreements	-	3,301,800
Deferred financing costs	(98,447)	(1,971,252)
Loan payable	2,630	15,412
Payable to related parties	3,646,572	1,079,792
Loans costs written down	19,770,085	-
Cash flows provided by financing activities	36,820,247	3,690,686
Increase (decrease) in cash and cash equivalents	(533,488)	63,855
Cash and cash equivalents, beginning of period	1,104,051	257,075
Cash and cash equivalents, end of period	$ 570,563	$ 320,930
Supplemental disclosure of cash flow information:		
Interest paid	$ 8,689,880	$ 7,930,625
Income taxes paid	-	-
Non-cash transactions:		
Accrued interest added to principal balance of due to related parties	866,604	779,124
Amortization of deferred financing costs capitalized to construction in progress	198,242	352,763
Amortization of deferred credit capitalized to construction in progress	144,098	142,760

See accompanying notes to consolidated financial statements.

(expressed in U.S. dollars)

1. General:

These consolidated financial statements include the accounts of the Company and its subsidiaries, the common shares of all of which are wholly-owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly-owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated.

These unaudited financial statements do not include all information and footnote disclosures required under generally accepted accounting principles in Canada or a complete set of financial statements. Interim results for the period ended June 30, 2000 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual financial statements for the fiscal year ended December 31, 1999.

2. Going concern and future operations:

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses and has not generated profitable operations since inception although revenue from the Riverside facility was recognized in the second quarter of 2000. In addition, as described in note 4, certain events of default under debt agreements entered into by Riverside have occurred. The continuance of the Company as a going concern is dependent on the completion of the construction and ramp-up of its medium density fibreboard manufacturing facilities and the attainment of profitable operations which are consistent with management's plans and intentions, and the avoidance of any cash costs from early mandatory repayments of debt, and the sufficiency of funds to fund operations and satisfactory resolution of legal actions. As of December 15, 2000, the Company has not been able to generate positive cash flows from its operations. As a result, the Company is experiencing a critical working capital shortage.

The foregoing, in combination with financial setbacks earlier in the year that arose from the termination of the Company's engineering, procurement and construction contract with Stone & Webster Engineering Corporation ("Stone & Webster") due to poor performance by Stone & Webster, and a reduction in sales resulting from the mutual termination by the Company and Timber Products Co. Limited Partnership at June 21, 2000 of their contract to purchase and resell all of the Company's medium density fiberboard, has resulted in the Company requiring additional working capital to finance accumulated start-up, operating, capital improvements and other expenses. Management of the Company is exploring alternatives for obtaining this required additional capital.

The Company intends to pursue claims against Stone & Webster in that company's bankruptcy proceedings (bankruptcy declared at June 2, 2000). Although management believes that these claims have merit and will result in the realization of cash, there are uncertainties concerning the time frame within which cash will be received from these claims (see note 7(b)).

2. Going concern and future operations (continued):

Delays in completion of the Lackawanna facility have resulted from the termination of May 2, 2000 by the Company of its engineering, procurement and construction contract with Stone & Webster Engineering Corporation ("Stone & Webster"). By reason of the use of contingency funds to cover payments that Stone & Webster failed to make to sub-contractors and vendors, additional funds are required to cover start-up expenses. The Company has been granted approval by its secured creditors to use restricted cash for this purpose. Management of the Company is exploring alternatives for obtaining this required additional capital.

Despite passage of the applicable performance tests, the Riverside facility has not achieved final completion of the facility in accordance with the requirements of the senior bond financings (the "Bonds") and the subordinated note financing for the facility. Failure to achieve such final completion resulted from, among other things, the Company's operating expenses deficits and the Company's inability to operate fully in compliance with all conditions of its air permit. Management has taken steps to obtain permit variances. If the variances are not forthcoming, management believes that other alternatives are available, including the purchase of offsets and/or the making of plant modifications.

On August 22, 2000, a Receiving Order was made by the Supreme Court of British Columbia against Kafus Industries Ltd. ("Kafus"), which owns 85.5% of the Company, adjudging Kafus to be bankrupt. As a result, Kafus has ceased any further funding to the Company.

On October 25, 2000, CanFibre of Riverside Inc., a subsidiary of the Company, voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code.

If the Company is unable to resolve these issues and achieve its objectives, it may be obligated to liquidate certain assets (such liquidation which may be restricted in compliance with the financing covenants) in settlement of liabilities and the value achieved on settlement may be less than the carrying value of the assets.

3. Basis of presentation:

(a) Balance Sheet presentation:

Due to the aforementioned uncertainties and the debt violations as discussed in note 4, the Company has not segregated the assets and liabilities to be realized or settled in the next twelve months from others.

3. Basis of presentation (continued):

(b) Property, plant and equipment:

Property, plant and equipment are stated at cost. As aforementioned, on the termination of Stone & Webster, the Company assumed all of the obligations of completing the facility, including the payment of amounts owing to Stone & Webster's subcontractors. The costs were capitalized to the facility, however, there is the potential that approximately $3,000,000 of these payments were made in duplicate, which would result in the overstatement of property, plant and equipment. Potential duplicate payments were the result of the contractor not paying its subcontractors for some services that the Company had already paid to the contractor. At this time it is undeterminable if these payments were in fact duplicated and, therefore, no adjustment has been made in these financial statements.

(c) Loan costs:

Costs associated with the acquisition of long-term debt had been capitalized and were being amortized over the lives of the respective debt using the effective interest rate method. As a result of the debt violations and current financial statement presentation of the debt, the amortization of these costs has been accelerated for financial reporting purposes. As these costs may not represent any future benefit they were charged to the income statement in the current period.

(d) Impairment of long-lived assets:

Certain identifiable intangibles, including development costs, were reviewed for impairment considering the change in circumstances as outlined above. As such, the carrying amount of certain intangible assets may not be recoverable and, thus, certain intangible costs were charged to the income statement in the current period.

(d) Acquired revenue contract:

The cost of the acquired revenue contract was stated at cost and amortized on a straight-line basis over 10 years. The unamortized balance at June 30, 2000, of $5,833,333 was charged to the income statement in the period.

(e) Deferred project development costs:

Costs incurred, net of recoveries, associated with the Company's development of markets for its products are capitalized. These costs are to be charged to income over the estimated useful life of the products, not to exceed five years, commencing with commercial operations of the Company's facilities. Effective April 1, 2000, with the commencement of commercial operations at CanFibre Riverside, amortization of these assets commenced. In addition, all remaining costs related to developments and proposed developments undertaken by the company have been charged to income as a result of change in circumstances surrounding management's plans and intentions to continue will these projects.

(expressed in U.S. dollars)

3. Basis of presentation (continued):

(f) Unaudited interim financial information:

The financial information as at June 30, 2000, for the period from December 2, 1997 (formation) through June 30, 2000, and for the six month period then ended and for the comparative period in 1999 is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results of the interim periods presented.

4. Debt violations:

(a) Long-term debt:

Under the Loan Agreement between Riverside and the California Pollution Control Financing Authority and the related Trust Indenture regarding the $85,000,000 of Bonds, the failure to achieve the facility completion date by June 30, 2000 represents an event of default. The Company has obtained verbal confirmation from the Bondholders that the facility completion date has been extended to December 31, 2000 and that the event of default has been waived. The Company is pursuing a written extension and waiver by the Bondholders. As of December 15, 2000, the Company has not obtained this written extension and waiver. In addition, an event of default under the Loan Agreement and Trust Indenture has also occurred by reason of the acceleration of the amounts outstanding under the working capital line of credit as discussed in note 4(c) below. As a result of the above events of default, the bond trustee, on its own initiative or at the direction of Bondholders holding greater than 50% in aggregate of the outstanding Bonds, can, by written notice, cause the outstanding principal on the Bonds, together with accrued and unpaid interest thereon, to become immediately due and payable. As of December 15, 2000, no written notice had been received by the Company.

(b) Subordinated note payable:

Under the Subordinated Loan Agreement with ENA CLO I Holding Company I L.P. ("ENA") regarding the $15,000,000 subordinated note payable, the failure of Riverside to make the required quarterly interest payment at July 1, 2000 resulted in the occurrence of an event of default after the end of the current reporting period. Furthermore, the failure to achieve the facility completion date by June 30, 2000 and an event of default under the working capital line of credit as discussed in note 4(c) represent events of default. By reason of the subordination provisions of the Subordinated Loan Agreement, ENA can, by written notice, increase the interest rate charged to the default rate specified in the Subordination Loan Agreement but ENA cannot, so long as the Bonds and the indebtedness under the working capital line of credit are not paid in full, accelerate the amounts due under the subordinated note payable or foreclose on the facility. As of September 7, 2000, no written notice had been received by the Company to increase the interest rate to the default rate.

(expressed in U.S. dollars)

Under the Income Participation Certificate Agreement between the Company and Sundance Assets, L.P., the occurrence of any event of default under and as defined in the Subordinated Loan Agreement gives Sundance Assets, L.P. the right to demand that Kafus purchase the Income Participation Certificate for $12,500,000. As of September 7, 2000, Kafus has not been presented with a demand for purchase.

4. Debt violations (continued):

(c) Working capital line of credit:

At June 27, 2000 the Company entered into a revolving Working Capital Credit Agreement with ECT Merchant Investments Corp. to a maximum of $1,185,000. Borrowings under this working capital line of credit bear interest at prime plus 3% per annum due quarterly with the first payment due October 1, 2000, with principal due June 30, 2001 for pre-facility completion advances and December 31, 2001 for post-facility completion advances. Kafus and the Company's parent corporation, The CanFibre Group Ltd., guaranteed payment of these borrowings. The working capital line of credit requires a 1% fee, calculated on an average daily balance and payable quarterly, for unused amounts.

Under this working capital line of credit, the failure of the Company to have taken or caused to be taken certain actions relating to an exemption from the applicable California usury law regarding this line of credit by August 31, 2000 as well as the adjudication of Kafus as a bankrupt at August 22, 2000 resulted in the occurrence of events of default after the end of the current reporting period. As a result of the event of default due to the bankruptcy of Kafus, the outstanding principal amount of $799,258 and all accrued interest and fees thereon were automatically accelerated and are currently due and

payable. Management of the Company is pursuing alternatives for the refinancing of the amounts payable under the working capital line of credit. No further amounts are available to the Company under the working capital line of credit.

5. Liens:

Mechanic's liens regarding various accounts payable and capital expenditures have been filed against the Riverside facility in the approximate amount of $3,400,000 as at December 15, 2000. See also note 9(b) for a further lien by Stone & Webster related to Riverside. In addition, approximately $6,300,000 of liens have filed against the Lackawanna facility as at December 15, 2000. As the ultimate liability for these liens cannot be determined at this time, the underlying amounts of these liens have not been recorded in these financial statements. As well, the priority of the liens of the holders of the bonds and the holders of the subordinated debt that financed the facility relative to these liens has been insured as part of the title insurance with respect to the facility.

6. Commencement of commercial operations at Riverside facility:

Management defines the reaching of commercial operations as the quarter in which a facility has the capability to produce at 50% capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. During the quarter ended June 30, 2000, while the Company has satisfied the 50% production capacity, the Company has not

achieved break-even cash flows. However, as the construction has been substantially complete for a significant amount of time (substantial completion July 1999), the facility has been deemed to be in commercial operations at the beginning of the current quarter, April 1, 2000. Prior to this time, the Company was in the development stage. As the Company is now deemed to be out of the development stage, sales, cost of goods sold, interest expense and related income, loan cost amortization and deferred credit amortization will no longer be capitalized to construction in progress but will be reflected on the Statement of Operations. Property, plant and equipment are stated at cost with plant and equipment being depreciated over their estimated useful lives beginning of April 1, 2000.

7. Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the period. This average includes as outstanding common shares, shares issued in a reporting period from the date of their issuance. Fully diluted per share amounts are not presented as the effect of outstanding convertible securities and stock options is anti-dilutive.

8. Change in accounting policy:

Effective January 1, 2000, the Canadian Institute of Chartered Accountants changed the accounting standards relating to the accounting for income taxes. Under the new standard, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the assets will not be realized.

Prior to adoption of this new accounting standard, income tax was determined using the deferral method whereby deferred income tax expense was determined based on timing differences between the accounting and tax treatment of items of expense or income, and was measured using tax rates in effect in the year that the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward, were not recognized unless there was virtual certainty that they would be realized.

Effective January 1, 2000, the Company has adopted the new income tax accounting standard and has reported the cumulative effect of the change in the consolidated statement of deficit. As at January 1, 2000, the cumulative effect of this change in accounting for income taxes was $nil as the newt further tax assets have been fully offset by a valuation allowance. Comparative figures have not been restated to apply the change in accounting for income taxes. The Company's future tax assets consist primarily of loss carry forwards.

9. Legal actions:

(a) The Company is subject to various claims and contingencies related to lawsuits, taxes and other matters arising in the normal course of business. Management believes the ultimate liability, if any, arising from such claims or contingencies is not likely to have a material adverse effect on the Company's results of operations or financial condition.

(expressed in U.S. dollars)

(b) Prior to the commencement of Stone & Webster's bankruptcy proceedings, Riverside was pursuing an action against Stone & Webster for failure by Stone & Webster to meet its performance criteria and obligations under the construction contract. Stone & Webster has defended the action and claim that they met all performance criteria and are not liable under the contract for either penalties or a liquidated damages payment due on January 18, 2000. Stone & Webster was also seeking damages from the Company through arbitration of up to $8.0 million for breach of contract and additional costs as a result of alleged changes made to the facility by the Company, and was requesting that the Company pay all outstanding construction and retainage payable amounts.

9. Legal actions (continued):

A lien of $10,104,000 has been filed against the facility by Stone & Webster regarding this claim. The Company commenced arbitration proceedings against Stone & Webster in order to pursue its claims in excess of $30 million. Due to Stone & Webster's bankruptcy proceedings, the arbitration is stayed. Thus, the Company has filed a proof of claim in Stone & Webster's bankruptcy proceedings for damages in excess of $30 million. The Company believes that it will ultimately prevail in its claims against Stone & Webster but that the amount of the recovery is not determinable at the present time. In the Company's opinion, the action by Stone & Webster has no merit, and the Company will defend itself against the action. Accordingly, no amount has been recorded with respect to the action against the Company.

10. Contingencies:

(a) HSB Group, Inc.:

Effective December 31, 1998, HSB Group, Inc. ("HSB Group") issued a $3,000,000 irrevocable letter of credit, expiring January 31, 2002, in favour of Kafus which was transferred to the trustee of the Lackawanna facility to fulfill CanFibre Lackawann's funding requirements. Drawings by the trustee under this letter of credit is contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, Kafus issued a Secured Note in the amount of the lesser of $3,000,000 or the amounts drawn under the letter of credit, which Secured Note bears interest on the outstanding balance at 15% per annum compounded monthly with principal and interest due on December 31, 2000. Kafus is required to pay an annual commitment fee of 3.4% of the average daily unused amounts under the letter of credit. The Secured Note is secured by the pledge of Kafus common shares with a minimum fair value of $5,000,000 by shareholder of Kafus, In conjunction with HSB Group's financing, Kafus issued 75,000 common shares to HSB Group as a structuring fee.

At June 30, 2000 and December 31, 1999, no amounts were outstanding under the letter of credit or the Secured Note.

(b) Stone & Webster:

Pursuant to a Standby Equity Subscription Agreement dated December 31, 1998 between Stone & Webster Development Corporation ("SWDC") and CanFibre Lackawanna, SWDC issued a $3,500,000

(expressed in U.S. dollars)

irrevocable letter of credit, expiring January 31, 2001, in favour of the trustee of the Lackawanna project to fulfill CanFibre Lackawann's funding requirements. Drawing by the trustee under this letter of credit are contingent on the availability of funds require to meet qualifying expenditures. In exchange for the letter of credit, CanFibre Lackawanna has granted SWDC an equity interest in the Junior Preference Interest of CanFibre Lackawanna for the actual drawings up to $3,500,000 under the letter of credit. The Junior Preference Interest holder is entitled to cumulative dividends at 10% per annum.

10. Contingencies: (continued)

Under a Junior Preference Interest Conversion Agreement dated December 31, 1998 between SEDC and the Company, the holder of the Junior Preference Interest will have the right, at any time on or after the third anniversary of the completion date of the Lackawanna facility, to convert such Junior Preference Interest into common shares of the Company at a price equal to the then current trading price for the Company's common shares. The Junior Preference Interest can be purchased by the Company at any time for a cash payment equal to SWDC's invested capital plus a 10% rate of return. At June 30, 2000 and December 31, 1000, no amounts were outstanding under the letter of credit and accordingly, no Junior Preference Interest of CanFibre Lackawanna has been granted.

(c) Dieffenbacher Panel Production Systems GmbH:

In February 1999, Dieffenbacher Panel Production Systems GmbH ("Dieffenbacher") provided a $750,000 letter of credit on behalf of CanFibre Lackawanna. In turn, CanFibre Lackawanna agreed to purchase certain equipment for the Lackawanna facility from Dieffenbacher at market prices. Drawings under the letter of credit are to be used for construction and related expenditures of the Lackawanna facility. The letter of credit expires January 2001. As at June 30, 2000, no amounts were outstanding under the letter of credit.

11. Comparative figures:

Certain financial statement items have been reclassified to conform to the current presentation.

THE CANFIBRE GROUP LTD.

Attachment to the Consolidated Financial Statements
(expressed in US dollars)
For the six month periods ended June 30, 2000 and 1999
(Unaudited and Prepared Internally by Management)

1. DATE OF INCORPORATION

The CanFibre Group Ltd. was incorporated on March 30, 1984 under the laws of the Province of Ontario.

2. SHARE CAPITAL

Authorized:	Voting common shares without par value	unlimited	
	Specific preferred shares – issuable in series	unlimited	
Issued:		**Shares**	**Amount**
	Common shares without par value		
	Balance as at December 31, 1999	37,097,585	$ 32,216,774
	Total securities issued during period	nil	nil
	Issued and outstanding as at June 30, 2000	37,097,585	$ 32,216,774
	Preferred Shares		
	Balance as at December 31, 1999	nil	$ nil
	Total securities issued during period	nil	$ nil
	Issued and outstanding as at June 30, 2000	nil	$ nil

3. STOCK OPTIONS

The CanFibre Group Ltd. has granted options to purchase 3,530,300 Common Shares exercisable at prices ranging from Cdn$ 1.25 per share to Cdn$ 4.15 per share, expiring on various dates on or before April 27, 2009.

4. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

	Six Months Ended 30-Jun-00	Three Months Ended 31-Mar-00
Revenues - Commercial operations	$1,855,404	-
Cost of goods sold	$4,744,516	-
Profit (Loss) from operations	($2,889,112)	-
Selling, general and administrative expenses	$5,228,817	$1,569,472
Revenues - Interest and dividend income	$158,828	$43,287
Loss before interest, dividends, tax, non-controlling interest, depreciation and amortization	$7,959,101	$1,526,185
Depreciation and amortization	$15,232,768	$470,738
Interest, dividends and non-controlling interest	$24,253,367	$1,137,829
Net income (loss)	($47,445,236)	($3,134,752)
Weighted average net income (loss) per share	($ 1.28)	($ 0.08)

RESULTS OF OPERATIONS

OVERVIEW

On August 22, 2000, a receiving Order was issued by the Supreme Court of British Columbia against Kafus Industries Ltd. ("Kafus"), which owns 85.5% of the Company, adjudging Kafus to be bankrupt. As a result, Kafus ceased any further funding to the Company. On October 24, 2000 the Company was advised by PricewaterhouseCoopers Inc. ("PWCI"), the trustee in bankruptcy of Kafus, that the British Columbia Supreme Court had issued an order that contemplates the assignment of all the shares of the Company owned or controlled by the bankrupt Kafus to ECT Merchant Investments Corp. and related entities ("ECT"). The order also grants permission to ECT to commence proceedings to collect all debts owed by the Company and its affiliates to Kafus. The order was made after PWCI advised the creditors of Kafus that it would not take any further action with respect to the Kafus interests in CanFibre. There is no guarantee that any assignment will be completed. Any assignment is subject to exchange and regulatory approval, including the approval of the securities regulatory authorities across Canada to permit the assignment to proceed as an exempt take-over bid pursuant to take-over legislation.

Due to the Company's current economic situation, certain identifiable intangibles were reviewed for impairment at June 30, 2000 and a total of $31,625,968 intangible and fixed asset costs were charged to the income statement in the current period. Costs associated with the acquisition of long-term debt had been capitalized and were being amortized over the lives of the respective debt using the effective interest rate method. As these costs may not represent any future benefit, $19,607,149 of costs were charged to the income statement in the current period. Project development and start up costs in the amount of $5,744,777 were charged to the income statement in the current period. Also, the unamortized balance of the acquired revenue contract in the amount of $5,833,333 was charged to the income statement in the period. The Company also adjusted its valuation of the investment in Kafus of $276,118 and other assets totaling $164,591.

Management defines the reaching of commercial operations as the quarter in which a facility has the ability to produce at 50% capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. During the quarter ended June 30, 2000, the Company's Riverside, CA facility satisfied the 50% production capacity requirement. Although the operation has not achieved a break-even cash flow, the construction has been substantially complete for a significant amount of time, therefore the facility has been deemed to be in commercial operations at the beginning of the current quarter, April 1, 2000. The Lackawanna facility remains a development stage enterprise.

CanFibre of Riverside Inc.

On October 25, 2000 CanFibre of Riverside, Inc., a subsidiary of the Company, voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code. This action was a result of failure of the facility to be completed on a timely basis, which resulted in a liquidity crisis. The filing will enable CanFibre Riverside to focus on operating its business and serving its customers while it develops a plan of reorganization that will allow completion of the facility and provide a suitable capital structure for long-term growth.

As the Riverside facility is now deemed to be out of the development stage, sales, cost of goods sold, interest expense and related income, loan cost amortization and deferred credit amortization will no longer be capitalized to construction in progress but will be reflected on the Income Statement. Property, plant and equipment are stated at cost with plant and equipment being depreciated over their estimated useful lives beginning April 1, 2000.

Revenues from sale of product totaled $1,855,404 and cost of goods sold was $4,744,516 resulting in an operating loss of $2,889,112 at the Riverside facility during the current quarter. Production rate for the quarter was 49.7% of capacity because of scheduled and unscheduled shutdowns. Downtime was attributed to many first time, start up mechanical difficulties, which are not indicative of future operations. Gross profit was also adversely affected by the production of off-spec material that has a much lower market value than standard MDF. At quarter end, inventory was valued to reflect the market price of off-spec product, therefore all unfavorable variances were expensed for the period. Variable cost of production and fixed costs including labor are expected to drop dramatically on a per unit basis as production volumes of first grade MDF increase.

Selling, general and administrative expenses were $3,659,345 during the quarter ending June 30, 2000, compared to $1,569,472 in the first calendar quarter. Increases were attributable mainly to legal and consulting fees.

CanFibre of Lackawanna LLC

The Company's second operating subsidiary, CanFibre of Lackawanna, LLC, is targeting production of first board in November 2000 under the control of the CanFibre management team. Some delays were experienced after the cancellation of the construction contract with SWEC due to the contractor's failure to pay subcontractors. CanFibre management reacted immediately and has been successful in converting the subcontractors to being a cooperative group.

The non-controlling interest share of loss is the allocation of the net loss recognized for CanFibre of Lackawanna LLC to the minority interest based on its income allocation percentages.

Consolidated Balance Sheet and Statement of Operations

The total assets of the Company at June 30, 2000 of $266.1MM decreased $36.9MM (12.2%) since March 31, 2000 and $30.8MM (10.4%) from June 30, 1999. This decrease is primarily a result of the write-down of intangible assets as discussed above. Inventory and accounts receivable were basically unchanged from March 31, 2000. Net capital assets increased by $9.5MM as the construction of the two manufacturing facilities continues.

Restricted cash decreased by $3.6MM during the quarter as a result of the use of these funds for the construction of the manufacturing facilities and payment of interest to bondholders. Restricted cash represents funds to be used for the construction and start-up phases and debt servicing for the various facilities. The amounts are held by trustees and were funded by the bond and long-term debt proceeds received regarding each project.

Payment for promissory notes receivable in the amount of $8.6MM from HSB Engineering for preferred shares of Riverside of Lackawanna LLC was received during the quarter.

Accounts payable and accrued liabilities increased $4.8MM during the current quarter and $9.7MM for the year June 1999 to June 2000 primarily due to activities regarding the start-up phase of the Riverside facility.

Payables funded by restricted cash decreased by $1.7MM to $8.7MM as a result of decreased construction activity at the Lackawanna facility.

Long-term debt increased by $2.6MM at June 30, 200 from $228.4MM at March 31, 2000 primarily due to draws under the subordinated note payable that was posted for the funding of the Riverside facility.

Notes payable to Kafus Industries Ltd., the Company's parent corporation, increased by $0.5MM during the quarter due to the continuing financing of the Company's corporate expenses which has since ceased.

The Company obtained additional financing of $1.8MM in the form of a promissory note from ECT Merchant Investments Corp. Borrowings under this working capital line of credit bear interest at prime plus 3% per annum due quarterly and also require a fee of 1%, calculated on an average daily balance and payable quarterly, for unused amounts.

The Company experienced negative cash flows from operations during the first six months of fiscal year 2000, and will continue to experience negative cash flows until the Company can achieve sufficient revenues to support its operations. The Company will need additional capital to develop its projects and for working capital. The Company plans to generate working capital through borrowings, equity financings, and to a lesser extent, revenues. No assurance can be given that the Company will be successful in raising capital for its projects or for working capital. If the Company is unsuccessful in raising capital or experiences unanticipated delays, the Company will be required to reduce operations which may adversely affect the Company's business plan.

This document contains forward-looking statements, which are subject to a number of contingencies and uncertainties. Such forward-looking statements are not guarantees of future performance, and are based on numerous assumptions about future conditions that could change. CanFibre is subject to a number of risks, which are set forth in its regulatory filings. This document is not purported to be complete and should be read with other Company information including regulatory filings.

On behalf of the Board of Directors,

President and CEO

Consolidated Financial Statements of

THE CANFIBRE GROUP LTD.

(expressed in U.S. dollars)

For the nine month periods ended September 30, 2000 and 1999

(Unaudited and Prepared Internally by Management)

THE CANFIBRE GROUP LTD.

Consolidated Balance Sheets
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

September 30, 2000, with comparative figures for 1999

	2000	1999
Assets		
Capital assets, net of accumulated amortization of $2,777,385 (1999 - $84,154)	$ 191,310,101	$ 131,816,507
Restricted cash	38,724,178	94,548,277
Promissory note receivable	6,200,000	10,250,000
Inventory	1,096,375	444,181
Accounts receivable	668,261	116,017
Advances, prepaids and other	378,959	105,010
Prepaid interest	240,605	1,203,005
Investment in Kafus Industries Ltd.	-	276,118
Intangible assets:		
Deferred financing costs, net of accumulated amortization of $8,116,318 (1999 - $1,185,380)	17,495,364	36,778,939
Acquired revenue contract, net of accumulated amortization of $10,000,000 (1999 - $2,363,217)	-	10,136,783
Licence and technology rights, net of accumulated amortization of $192,603 (1999 - $2,331,323)	2,611,485	-
Deferred project development, net of accumulated amortization of $473,517 (1999 - $nil)	-	12,706,342
Deferred start up costs, net of accumulated amortization of $nil (1999 - $nil)	864,252	-
Cash and cash equivalents	540,223	110,612
	$ 260,129,803	$ 298,491,791

	2000	1999
Liabilities and Shareholders' Equity		
Long-term debt	$ 231,000,000	$ 221,129,288
Notes payable to Kafus Industries Ltd.	20,681,686	18,256,803
Promissory note payable	1,371,874	-
Loan payable	-	185,759
Construction payments payable	7,479,951	16,061,169
Interest payable	5,724,809	4,640,726
Deferred credit, net of accumulated amortization of $758,758 (1999 - $356,054)	8,593,926	8,711,631
Payable to related parties	4,445,831	1,688,733
Accounts payable and accrued liabilities	15,852,908	4,160,849
Non-controlling interests	13,058,095	13,500,000
	308,209,080	288,334,958
Shareholders' equity:		
Share capital	32,216,774	32,106,374
Deficit	(79,779,960)	(21,728,632)
Cumulative translation adjustment	(516,091)	(220,909)
	(48,079,277)	10,156,833
	$ 260,129,803	$ 298,491,791

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board:

"Christopher Carl" Director

"George De Cristoforo" Director

THE CANFIBRE GROUP LTD.

Consolidated Statements of Operations and Deficit
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

	Nine months ended September 30, 2000	Nine months ended September 30, 1999
Revenue: (note 6)		
Commercial operations	$ 3,727,561	$ -
Cost of goods sold	(12,133,340)	-
	$ (8,405,779)	$ -
Expenses:		
Interest, including amortization of deferred financing costs of $14,610,256 (1999 - $619,286)	27,131,556	2,813,612
Depreciation and amortization	13,913,607	1,548,710
Salaries and benefits	1,598,723	915,521
Consulting, management and professional fees	3,799,239	1,184,848
Office and general	1,341,771	225,109
Other	417,528	19,001
	48,202,424	6,706,801
Other income:		
Gain on foreign exchange		(139,892)
Loss (gain) on sale of marketable securities		(7,196)
Interest and dividend income	(158,829)	(283,918)
Loss before non-controlling interests	56,449,374	6,275,795
Dividends payable to non-controlling interest	100,000	150,000
Non-controlling interest share of loss	(110,274)	-
Net loss	56,439,100	6,425,795
Deficit, beginning of period	23,340,861	15,302,837
Deficit, end of period	$ 79,779,961	$ 21,728,632
Loss per share	$ 1.52	$ 0.17

See accompanying notes to consolidated financial statements.

THE CANFIBRE GROUP LTD.

Consolidated Statements of Cash Flows
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

	Nine months ended September 30, 2000	Nine months ended September 30, 1999
Cash flows from operating activities:		
Net loss for the period	$ (56,439,100)	$ (6,425,795)
Items not involving the use of cash:		
Accrued interest added to principal balance of due to related parties	-	-
Depreciation and amortization	13,913,607	1,548,710
Amortization of prepaid interest costs included in interest expense	721,797	721,800
Amortization of deferred financing costs included in interest expense	20,024,992	-
Amortization of acquired revenue contract	6,666,667	-
Amortization of licence and technology rights	192,603	-
Amortization of project development costs	14,320,740	-
Amortization of deferred credit included in interest income	(294,689)	-
Gain on foreign exchange	(153,694)	(139,892)
Loss (gain) on sale of marketable securities	-	(7,196)
Write-down of investment in Kafus Industries Ltd.	257,818	-
Non-controlling interest	(110,274)	-
	(899,533)	(4,302,373)
Changes in non-cash working capital items	10,148,805	3,177,676
Cash flows used in operating activities	9,249,272	(1,124,697)
Cash flows from investing activities:		
Proceeds on sale of Kafus Industries Ltd. common shares		8,871
Additions to capital assets	(54,401,779)	(56,525,719)
Licence and technology rights costs incurred	-	(201,552)
Deferred project development and start-up costs	-	(5,347,701)
Reduction of restricted cash	34,497,304	38,786,360
Changes in accounts payable and accrued liabilities related to construction-in-progress	(2,731,425)	9,530,925
Cash flows used in investing activities	(22,635,900)	(13,748,816)
Cash flows from financing activities:		
Issuance of share capital	-	232,110
Long-term debt issued	3,730,348	5,957,579
Deferred credit		6,831,914
Promissory notes payable issued	1,329,213	-
Promissory notes receivable repayments	3,300,000	(750,000)
Proceeds from forward delivery agreements	-	-
Deferred financing costs	-	1,110,075
Loan payable	(192,124)	18,227
Payable to related parties	4,655,363	1,327,145
Loans costs written down	-	-
Cash flows provided by financing activities	12,822,800	14,727,050
Increase (decrease) in cash and cash equivalents	(563,828)	(146,463)
Cash and cash equivalents, beginning of period	1,104,051	257,075
Cash and cash equivalents, end of period	$ 540,223	$ 110,612

THE CANFIBRE GROUP LTD.

Notes to Consolidated Financial Statements
(expressed in U.S. dollars)
(Unaudited and Prepared Internally by Management)

Nine month period ended September 30, 2000

---

1. General:

These consolidated financial statements include the accounts of the Company and its subsidiaries, the common shares of all of which are wholly-owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly-owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated.

These unaudited financial statements do not include all information and footnote disclosures required under generally accepted accounting principles in Canada or a complete set of financial statements. Interim results for the period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual financial statements for the fiscal year ended December 31, 1999.

2. Going concern and future operations:

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses and has not generated profitable operations since inception although revenue from the Riverside facility was recognized in the second quarter of 2000. In addition, as described in note 4, certain events of default under debt agreements entered into by Riverside have occurred. The continuance of the Company as a going concern is dependent on the completion of the construction and ramp-up of its medium density fibreboard manufacturing facilities and the attainment of profitable operations which are consistent with management's plans and intentions, and the avoidance of any cash costs from early mandatory repayments of debt, and the sufficiency of funds to fund operations and satisfactory resolution of legal actions. As of January 26, 2001, the Company has not been able to generate positive cash flows from its operations. As a result, the Company is experiencing a critical working capital shortage.

The foregoing, in combination with financial setbacks earlier in the year that arose from the termination of the Company's engineering, procurement and construction contract with Stone & Webster Engineering Corporation ("Stone & Webster") due to poor performance by Stone & Webster, and a reduction in sales resulting from the mutual termination by the Company and Timber Products Co. Limited Partnership at June 21, 2000 of their contract to purchase and resell all of the Company's medium density fiberboard, has resulted in the Company requiring additional working capital to finance accumulated start-up, operating, capital improvements and other expenses. Management of the Company is exploring alternatives for obtaining this required additional capital.

The Company intends to pursue claims against Stone & Webster in that company's bankruptcy proceedings (bankruptcy declared at June 2, 2000). Although management believes that these claims have merit and will result in the realization of cash, there are uncertainties concerning the time frame within which cash will be received from these claims (see note 7(b)).

2. Going concern and future operations (continued):

Delays in completion of the Lackawanna facility have resulted from the termination on May 2, 2000 by the Company of its engineering, procurement and construction contract with Stone & Webster Engineering Corporation ("Stone & Webster"). By reason of the use of contingency funds to cover payments that Stone & Webster failed to make to sub-contractors and vendors, additional funds are required to cover start-up expenses. The Company has been granted approval by its secured creditors to use restricted cash for this purpose. Management of the Company is exploring alternatives for obtaining this required additional capital.

Despite passage of the applicable performance tests, the Riverside facility has not achieved final completion of the facility in accordance with the requirements of the senior bond financings (the "Bonds") and the subordinated note financing for the facility. Failure to achieve such final completion resulted from, among other things, the Company's operating expenses deficits and the Company's inability to operate fully in compliance with all conditions of its air permit. Management has taken steps to obtain permit variances. If the variances are not forthcoming, management believes that other alternatives are available, including the purchase of offsets and/or the making of plant modifications.

On August 22, 2000, a Receiving Order was made by the Supreme Court of British Columbia against Kafus Industries Ltd. ("Kafus"), which owns 85.5% of the Company, adjudging Kafus to be bankrupt. As a result, Kafus has ceased any further funding to the Company.

On October 25, 2000, CanFibre of Riverside Inc., a subsidiary of the Company, voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code.

If the Company is unable to resolve these issues and achieve its objectives, it may be obligated to liquidate certain assets (such liquidation which may be restricted in compliance with the financing covenants) in settlement of liabilities and the value achieved on settlement may be less than the carrying value of the assets.

3. Basis of presentation:

(a) Balance Sheet presentation:

Due to the aforementioned uncertainties and the debt violations as discussed in note 4, the Company has not segregated the assets and liabilities to be realized or settled in the next twelve months from others.

3. Basis of presentation (continued):

(b) Property, plant and equipment:

Property, plant and equipment are stated at cost. As aforementioned, on the termination of Stone & Webster, the Company assumed all of the obligations of completing the facility, including the payment of amounts owing to Stone & Webster's subcontractors. The costs were capitalized to the facility, however, there is the potential that approximately $3,000,000 of these payments were made in duplicate, which would result in the overstatement of property, plant and equipment. Potential duplicate payments were the result of the contractor not paying its subcontractors for some services that the Company had already paid to the contractor. At this time it is undeterminable if these payments were in fact duplicated and, therefore, no adjustment has been made in these financial statements.

(c) Loan costs:

Costs associated with the acquisition of long-term debt had been capitalized and were being amortized over the lives of the respective debt using the effective interest rate method. As a result of the debt violations and current financial statement presentation of the debt, the amortization of these costs has been accelerated for financial reporting purposes. As these costs may not represent any future benefit they were charged to the income statement in the current period.

(d) Impairment of long-lived assets:

Certain identifiable intangibles, including development costs, were reviewed for impairment considering the change in circumstances as outlined above. As such, the carrying amount of certain intangible assets may not be recoverable and, thus, certain intangible costs were charged to the income statement in the current period.

(d) Acquired revenue contract:

The cost of the acquired revenue contract was stated at cost and amortized on a straight-line basis over 10 years. The unamortized balance at June 30, 2000, of $5,833,333 was charged to the income statement in the period.

(e) Deferred project development costs:

Costs incurred, net of recoveries, associated with the Company's development of markets for its products are capitalized. These costs are to be charged to income over the estimated useful life of the products, not to exceed five years, commencing with commercial operations of the Company's facilities. Effective April 1, 2000, with the commencement of commercial operations at CanFibre Riverside, amortization of these assets commenced. In addition, all remaining costs related to developments and proposed developments undertaken by the company have been charged to income as a result of change in circumstances surrounding management's plans and intentions to continue with these projects.

(expressed in U.S. dollars)

3. Basis of presentation (continued):

(f) Unaudited interim financial information:

The financial information as at September 30, 2000, for the period from December 2, 1997 (formation) through September 30, 2000, and for the nine month period then ended and for the comparative period in 1999 is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results of the interim periods presented.

4. Debt violations:

(a) Long-term debt:

Under the Loan Agreement between Riverside and the California Pollution Control Financing Authority and the related Trust Indenture regarding the $85,000,000 of Bonds, the failure to achieve the facility completion date by June 30, 2000 represents an event of default. The Company has obtained verbal confirmation from the Bondholders that the facility completion date has been extended to December 31, 2000 and that the event of default has been waived. The Company is pursuing a written extension and waiver by the Bondholders. As of January 26, 2001, the Company has not obtained this written extension and waiver. In addition, an event of default under the Loan Agreement and Trust Indenture has also occurred by reason of the acceleration of the amounts outstanding under the working capital line of credit as discussed in note 4(c) below. As a result of the above events of default, the bond trustee, on its own initiative or at the direction of Bondholders holding greater than 50% in aggregate of the outstanding Bonds, can, by written notice, cause the outstanding principal on the Bonds, together with accrued and unpaid interest thereon, to become immediately due and payable. As of January 26, 2001, no written notice had been received by the Company.

(b) Subordinated note payable:

Under the Subordinated Loan Agreement with ENA CLO I Holding Company I L.P. ("ENA") regarding the $15,000,000 subordinated note payable, the failure of Riverside to make the required quarterly interest payment at July 1, 2000 resulted in the occurrence of an event of default. Furthermore, the failure to achieve the facility completion date by June 30, 2000 and an event of default under the working capital line of credit as discussed in note 4(c) represent events of default. By reason of the subordination provisions of the Subordinated Loan Agreement, ENA can, by written notice, increase the interest rate charged to the default rate specified in the Subordination Loan Agreement but ENA cannot, so long as the Bonds and the indebtedness under the working capital line of credit are not paid in full, accelerate the amounts due under the subordinated note payable or foreclose on the facility. As of January 26, 2001, no written notice had been received by the Company to increase the interest rate to the default rate.

(expressed in U.S. dollars)

Under the Income Participation Certificate Agreement between the Company and Sundance Assets, L.P., the occurrence of any event of default under and as defined in the Subordinated Loan Agreement gives Sundance Assets, L.P. the right to demand that Kafus purchase the Income Participation Certificate for $12,500,000. As of January 26, 2001, Kafus has not been presented with a demand for purchase.

4. Debt violations (continued):

(c) Working capital line of credit:

At June 27, 2000 the Company entered into a revolving Working Capital Credit Agreement with ECT Merchant Investments Corp. to a maximum of $1,185,000. Borrowings under this working capital line of credit bear interest at prime plus 3% per annum due quarterly with the first payment due October 1, 2000, with principal due June 30, 2001 for pre-facility completion advances and December 31, 2001 for post-facility completion advances. Kafus and the Company's parent corporation, The CanFibre Group Ltd., guaranteed payment of these borrowings. The working capital line of credit requires a 1% fee, calculated on an average daily balance and payable quarterly, for unused amounts.

Under this working capital line of credit, the failure of the Company to have taken or caused to be taken certain actions relating to an exemption from the applicable California usury law regarding this line of credit by August 31, 2000 as well as the adjudication of Kafus as a bankrupt at August 22, 2000 resulted in the occurrence of events of default after the end of the current reporting period. As a result of the event of default due to the bankruptcy of Kafus, the outstanding principal amount of $799,258 and all accrued interest and fees thereon were automatically accelerated and are currently due and payable. Management of the Company is pursuing alternatives for the refinancing of the amounts payable under the working capital line of credit. No further amounts are available to the Company under the working capital line of credit.

5. Liens:

Mechanic's liens regarding various accounts payable and capital expenditures have been filed against the Riverside facility in the approximate amount of $2,200,000 as at January 26, 2001. See also note 9(b) for a further lien by Stone & Webster related to Riverside. In addition, approximately $6,300,000 of liens have filed against the Lackawanna facility as at January 26, 2001. As the ultimate liability for these liens cannot be determined at this time, the underlying amounts of these liens have not been recorded in these financial statements. As well, the priority of the liens of the holders of the bonds and the holders of the subordinated debt that financed the facility relative to these liens has been insured as part of the title insurance with respect to the facility.

6. Commencement of commercial operations at Riverside facility:

Management defines the reaching of commercial operations as the quarter in which a facility has the capability to produce at 50% capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. During the quarter ended June 30, 2000, while the Company has satisfied the 50% production capacity, the Company has not

achieved break-even cash flows. However, as the construction has been substantially complete for a significant amount of time (substantial completion July 1999), the facility has been deemed to be in commercial operations at the beginning of the second fiscal quarter, April 1, 2000. Prior to this time, the Company was in the development stage. As the Company is now deemed to be out of the development stage, sales, cost of goods sold, interest expense and related income, loan cost amortization and deferred credit amortization will no longer be capitalized to construction in progress but will be reflected on the Statement of Operations. Property, plant and equipment are stated at cost with plant and equipment being depreciated over their estimated useful lives beginning of April 1, 2000.

7. Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the period. This average includes as outstanding common shares, shares issued in a reporting period from the date of their issuance. Fully diluted per share amounts are not presented as the effect of outstanding convertible securities and stock options is anti-dilutive.

8. Change in accounting policy:

Effective January 1, 2000, the Canadian Institute of Chartered Accountants changed the accounting standards relating to the accounting for income taxes. Under the new standard, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the assets will not be realized.

Prior to adoption of this new accounting standard, income tax was determined using the deferral method whereby deferred income tax expense was determined based on timing differences between the accounting and tax treatment of items of expense or income, and was measured using tax rates in effect in the year that the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward, were not recognized unless there was virtual certainty that they would be realized.

Effective January 1, 2000, the Company has adopted the new income tax accounting standard and has reported the cumulative effect of the change in the consolidated statement of deficit. As at January 1, 2000, the cumulative effect of this change in accounting for income taxes was $nil as the net future tax assets have been fully offset by a valuation allowance. Comparative figures have not been restated to apply the change in accounting for income taxes. The Company's future tax assets consist primarily of loss carry forwards.

9. Legal actions:

(a) The Company is subject to various claims and contingencies related to lawsuits, taxes and other matters arising in the normal course of business. Management believes the ultimate liability, if any, arising from such claims or contingencies is not likely to have a material adverse effect on the Company's results of operations or financial condition.

(expressed in U.S. dollars)

(b) Prior to the commencement of Stone & Webster's bankruptcy proceedings, Riverside was pursuing an action against Stone & Webster for failure by Stone & Webster to meet its performance criteria and obligations under the construction contract. Stone & Webster has defended the action and claim that they met all performance criteria and are not liable under the contract for either penalties or a liquidated damages payment due on January 18, 2000. Stone & Webster was also seeking damages from the Company through arbitration of up to $8.0 million for breach of contract and additional costs as a result of alleged changes made to the facility by the Company, and was requesting that the Company pay all outstanding construction and retainage payable amounts.

9. Legal actions (continued):

A lien of $10,104,000 has been filed against the facility by Stone & Webster regarding this claim. The Company commenced arbitration proceedings against Stone & Webster in order to pursue its claims in excess of $30 million. Due to Stone & Webster's bankruptcy proceedings, the arbitration is stayed. Thus, the Company has filed a proof of claim in Stone & Webster's bankruptcy proceedings for damages in excess of $30 million. The Company believes that it will ultimately prevail in its claims against Stone & Webster but that the amount of the recovery is not determinable at the present time. In the Company's opinion, the action by Stone & Webster has no merit, and the Company will defend itself against the action. Accordingly, no amount has been recorded with respect to the action against the Company.

10. Contingencies:

(a) HSB Group, Inc.:

Effective December 31, 1998, HSB Group, Inc. ("HSB Group") issued a $3,000,000 irrevocable letter of credit, expiring January 31, 2002, in favour of Kafus which was transferred to the trustee of the Lackawanna facility to fulfill CanFibre Lackawann's funding requirements. Drawings by the trustee under this letter of credit is contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, Kafus issued a Secured Note in the amount of the lesser of $3,000,000 or the amounts drawn under the letter of credit, which Secured Note bears interest on the outstanding balance at 15% per annum compounded monthly with principal and interest due on December 31, 2000. Kafus is required to pay an annual commitment fee of 3.4% of the average daily unused amounts under the letter of credit. The Secured Note is secured by the pledge of Kafus common shares with a minimum fair value of $5,000,000 by shareholder of Kafus. In conjunction with HSB Group's financing, Kafus issued 75,000 common shares to HSB Group as a structuring fee.

At September 30, 2000 and December 31, 1999, no amounts were outstanding under the letter of credit or the Secured Note.

(b) Stone & Webster:

Pursuant to a Standby Equity Subscription Agreement dated December 31, 1998 between Stone & Webster Development Corporation ("SWDC") and CanFibre Lackawanna, SWDC issued a $3,500,000 irrevocable letter of credit, expiring January 31, 2001, in favour of the trustee of the Lackawanna project to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter

(expressed in U.S. dollars)

of credit are contingent on the availability of funds require to meet qualifying expenditures. In exchange for the letter of credit, CanFibre Lackawanna has granted SWDC an equity interest in the Junior Preference Interest of CanFibre Lackawanna for the actual drawings up to $3,500,000 under the letter of credit. The Junior Preference Interest holder is entitled to cumulative dividends at 10% per annum.

10. Contingencies: (continued)

Under a Junior Preference Interest Conversion Agreement dated December 31, 1998 between SEDC and the Company, the holder of the Junior Preference Interest will have the right, at any time on or after the third anniversary of the completion date of the Lackawanna facility, to convert such Junior Preference Interest into common shares of the Company at a price equal to the then current trading price for the Company's common shares. The Junior Preference Interest can be purchased by the Company at any time for a cash payment equal to SWDC's invested capital plus a 10% rate of return. At September 30, 2000 and December 31, 1999, no amounts were outstanding under the letter of credit and accordingly, no Junior Preference Interest of CanFibre Lackawanna has been granted.

(c) Dieffenbacher Panel Production Systems GmbH:

In February 1999, Dieffenbacher Panel Production Systems GmbH ("Dieffenbacher") provided a $750,000 letter of credit on behalf of CanFibre Lackawanna. In turn, CanFibre Lackawanna agreed to purchase certain equipment for the Lackawanna facility from Dieffenbacher at market prices. Drawings under the letter of credit are to be used for construction and related expenditures of the Lackawanna facility. The letter of credit expires January 2001. As at September 30, 2000, no amounts were outstanding under the letter of credit.

11. Comparative figures:

Certain financial statement items have been reclassified to conform to the current presentation.

THE CANFIBRE GROUP LTD.

Attachment to the Consolidated Financial Statements
(expressed in US dollars)
For the nine month periods ended September 30, 2000 and 1999
(Unaudited and Prepared Internally by Management)

1. DATE OF INCORPORATION

The CanFibre Group Ltd. was incorporated on March 30, 1984 under the laws of the Province of Ontario.

2. SHARE CAPITAL

Authorized:	Voting common shares without par value	unlimited	
	Specific preferred shares – issuable in series	unlimited	
Issued:		**Shares**	**Amount**
	Common shares without par value		
	Balance as at December 31, 1999	37,097,585	$ 32,216,774
	Total securities issued during period	nil	nil
	Issued and outstanding as at September 30, 2000	37,097,585	$ 32,216,774
	Preferred Shares		
	Balance as at December 31, 1999	nil	$ nil
	Total securities issued during period	nil	$ nil
	Issued and outstanding as at September 30, 2000	nil	$ nil

3. STOCK OPTIONS

The CanFibre Group Ltd. has granted options to purchase 3,530,300 Common Shares exercisable at prices ranging from Cdn$ 1.25 per share to Cdn$ 4.15 per share, expiring on various dates on or before April 27, 2009.

4. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

	Three Months Ended 30-Sept-00	**Nine Months Ended 30-Sept-00**
Revenues - Commercial operations	$1,872,157	$3,727,561
Cost of goods sold	$4,770,158	$9,514,673
Profit (Loss) from operations	($2,898,001)	($5,787,112)
Selling, general and administrative expenses	$1,928,444	$7,157,261
Revenues - Interest and dividend income	$0	$158,829
Loss before interest, dividends, tax, non-controlling interest, depreciation and amortization	$4,826,445	$12,785,544
Depreciation and amortization	$1,299,506	$16,532,274
Interest, dividends and non-controlling interest	$2,867,915	$27,121,282
Net income (loss)	($8,993,864)	($56,439,100)
Weighted average net income (loss) per share	($ 0.24)	($ 1.52)

RESULTS OF OPERATIONS

OVERVIEW

On August 22, 2000, a receiving Order was issued by the Supreme Court of British Columbia against Kafus Industries Ltd. ("Kafus"), which owns 85.5% of the Company, adjudging Kafus to be bankrupt. As a result, Kafus ceased any further funding to the Company. On October 24, 2000 the Company was advised by PricewaterhouseCoopers Inc. ("PWCI"), the trustee in bankruptcy of Kafus, that the British Columbia Supreme Court had issued an order that contemplates the assignment of all the shares of the Company owned or controlled by the bankrupt Kafus to ECT Merchant Investments Corp. and related entities ("ECT"). The order also grants permission to ECT to commence proceedings to collect all debts owed by the Company and its affiliates to Kafus. The order was made after PWCI advised the creditors of Kafus that it would not take any further action with respect to the Kafus interests in CanFibre. There is no guarantee that any assignment will be completed. Any assignment is subject to exchange and regulatory approval, including the approval of the securities regulatory authorities across Canada to permit the assignment to proceed as an exempt take-over bid pursuant to take-over legislation.

Due to the Company's current economic situation, certain identifiable intangibles were reviewed for impairment at June 30, 2000 and a total of $31,625,968 intangible and fixed asset costs were charged to the income statement in the current period. Costs associated with the acquisition of long-term debt had been capitalized and were being amortized over the lives of the respective debt using the effective interest rate method. As these costs may not represent any future benefit, $19,607,149 of costs were charged to the income statement in the current period. Project development and start up costs in the amount of $5,744,777 were charged to the income statement in the current period. Also, the unamortized balance of the acquired revenue contract in the amount of $5,833,333 was charged to the income statement in the period. The Company also adjusted its valuation of the investment in Kafus of $276,118 and other assets totaling $164,591.

Management defines the reaching of commercial operations as the quarter in which a facility has the ability to produce at 50% capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. During the quarter ended June 30, 2000, the Company's Riverside, CA facility satisfied the 50% production capacity requirement. Although the operation has not achieved a break-even cash flow, the construction has been substantially complete for a significant amount of time, therefore the facility has been deemed to be in commercial operations at the beginning of the current quarter, April 1, 2000. The Lackawanna facility remains a development stage enterprise.

CanFibre of Riverside Inc.

As the Riverside facility is now deemed to be out of the development stage, sales, cost of goods sold, interest expense and related income, loan cost amortization and deferred credit amortization will no longer be capitalized to construction in progress but will be reflected on the Income Statement. Property, plant and equipment are stated at cost with plant and equipment being depreciated over their estimated useful lives beginning April 1, 2000.

On August 1, 2000, CanFibre was informed by its controlling shareholder, Kafus Industries, that Kafus would no longer provide any financial support to CanFibre from that date forward. Kafus had also arranged a working capital line of credit with a subsidiary of Enron which was also immediately curtailed.

These actions had the result of CanFibre and CanFibre of Riverside experiencing an immediate and critical working capital shortage. As a result, CanFibre took several steps to avoid a complete curtailment of business activities including:

1) significantly curtailing production during August and September,
2) concentrating on generating cash through the sale of inventory,
3) laying off approximately half of the hourly employees,
4) hiring a workout consultant; and
5) contacting bondholders to propose an operating plan going forward.

The company was successful in reducing its inventory from a high of approximately 7 million square feet to under 3 million during the quarter

The quality of the product continued to improve at the Facility with a high degree of concentration on hardness on the face of the panels. While the facility reached maximum quality and consistency in late July, the shutdown in August resulted in very limited quantities of the higher quality product being available for shipment to customers. Instead, CanFibre was forced to continue selling its lesser quality material from inventory with some specialty product being produced during August and September.

On October 25, 2000 CanFibre of Riverside, Inc. voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code. This action was a result of failure of the facility to be completed on a timely basis and the above noted liquidity crisis. The filing will enable CanFibre Riverside to focus on operating its business and serving its customers while it develops a plan of reorganization that will allow completion of the facility and provide a suitable capital structure for long-term growth.

Revenues from sale of product totaled $1,872,157 and cost of goods sold was $4,770,158 resulting in an operating loss of $2,898,112 at the Riverside facility during the current quarter. Production rate for the quarter was 20.3% of capacity because of operations reductions noted above. Variable cost of production and fixed costs including labor are expected to drop dramatically on a per unit basis as production volumes of first grade MDF increase.

Selling, general and administrative expenses were $1,928,444 during the quarter ending September 30, 2000, compared to $1,569,472 in the first calendar quarter and $3,659,345 in the second. Second quarter increases were attributable mainly to legal and consulting fees.

CanFibre of Lackawanna LLC

The Company's second operating subsidiary, CanFibre of Lackawanna, LLC, is targeting production of first board in November 2000 under the control of the CanFibre management team. Some delays were experienced after the cancellation of the construction contract with SWEC due to the contractor's failure to pay subcontractors. CanFibre management reacted immediately and has been successful in converting the subcontractors to being a cooperative group.

The non-controlling interest share of loss is the allocation of the net loss recognized for CanFibre of Lackawanna LLC to the minority interest based on its income allocation percentages.

Consolidated Balance Sheet and Statement of Operations

The total assets of the Company at September 30, 2000 of $260.1MM decreased $6.0MM (2.3%) during the quarter. Net capital assets increased by $8.3MM as the construction of the two manufacturing facilities continues.

Restricted cash decreased by $18.0MM during the quarter as a result of the use of these funds for the construction of the manufacturing facilities and payment of interest to bondholders. Restricted cash represents funds to be used for the construction and start-up phases and debt servicing for the various facilities. The amounts are held by trustees and were funded by the bond and long-term debt proceeds received regarding each project.

Payment for promissory notes receivable in the amount of $5.3MM from HSB Engineering for preferred shares of Riverside of Lackawanna LLC was received during the quarter.

Accounts payable and accrued liabilities increased $3.7MM primarily due to activities regarding the start-up phase of the Riverside facility.

Payables funded by restricted cash decreased by $1.2MM to $7.5MM as a result of decreased construction activity at the Lackawanna facility.

The Company experienced negative cash flows from operations during the first nine months of fiscal year 2000, and will continue to experience negative cash flows until the Company can achieve sufficient revenues to support its operations. The Company will need additional capital to develop its projects and for working capital. The Company plans to generate working capital through borrowings, equity financings, and to a lesser extent, revenues. No assurance can be given that the Company will be successful in raising capital for its projects or for working capital. If the Company is unsuccessful in raising capital or experiences unanticipated delays, the Company will be required to reduce operations which may adversely affect the Company's business plan.

This document contains forward-looking statements, which are subject to a number of contingencies and uncertainties. Such forward-looking statements are not guarantees of future performance, and are based on numerous assumptions about future conditions that could change. CanFibre is subject to a number of risks, which are set forth in its regulatory filings. This document is not purported to be complete and should be read with other Company information including regulatory filings.

On behalf of the Board of Directors,

President and CEO

Consolidated Financial Statements of

THE CANFIBRE GROUP LTD.

(expressed in U.S. dollars)

For the Three Month Period Ending March 31, 2001

(Unaudited and Prepared Internally by Management)

THE CANFIBRE GROUP LTD.

Consolidated Balance Sheet
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

	March 31, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,525,051	$ 890,113
Accounts receivable	175,963	120,309
Inventory	880,419	1,079,161
Advances, prepaids and other	386,537	290,794
Prepaid interest - current portion	-	-
	2,967,970	2,380,377
Restricted cash (note 5)	17,503,483	14,852,439
Capital assets	91,758,316	89,807,492
	112,229,769	107,040,308
Intangible assets:		
Deferred financing costs, net of accumulated amortization	19,373,634	17,465,536
Deferred start up costs	5,816,044	4,415,320
	25,189,678	21,880,856
	$ 137,419,447	$ 128,921,164

	March 31, 2001	December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,206,199	$ 1,887,331
Loan payable	192,124	192,124
Payable to related parties (note 6)	2,250,104	2,312,688
	4,648,428	4,392,143
Payables funded by restricted cash:		
Construction-in-progress	1,696,848	1,734,192
Interest payable	2,770,095	744,782
	9,115,371	6,871,117
Long-term debt (note 7)	125,000,000	122,000,000
Notes payable to Kafus Industries Ltd. (note 8)	20,386,995	21,344,080
Deferred credit, net of accumulated amortization	3,324,915	3,324,915
Non-controlling interests (note 10)	12,396,359	8,904,025
	170,223,640	162,444,137
Shareholders' equity:		
Share capital (note 11)	32,216,776	32,216,774
Deficit	(65,908,253)	(65,868,464)
Cumulative translation adjustment	887,284	128,717
	(32,804,193)	(33,522,973)
Operations (note 2)		
Contingencies (note 12)		
Commitments (note 13)		
	$ 137,419,447	$ 128,921,164

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board:

"Christopher Carl" Director

"George De Cristoforo" Director

THE CANFIBRE GROUP LTD.

Consolidated Statement of Operations and Deficit
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

Three Months Ended	March 31, 2001	March 31, 2000
Revenue:		
Sales	$ 1,522,819	$ -
Interest and dividend income	23,482	43,287
	1,546,300	43,287
Expenses		
Cost of sales	2,627,776	-
Interest, including amortization of deferred financing costs	928	1,136,528
Write-down and amortization of assets (note 14)	1,049,219	470,738
Salaries and benefits	95,488	569,307
Consulting, management and professional fees	980,220	868,785
Office and general	69,495	131,380
	4,823,126	3,176,738
Loss before undernoted	(3,276,826)	(3,133,451)
Other (income) loss		
Foreign exchange gain	-	-
Gain on sale of marketable securities	-	-
Gain on wind-up of Riverside (note 4)	(3,229,371)	-
Write-off of investment in Kafus Industries Ltd.	-	-
	(3,229,371)	-
Loss before non-controlling interests	(47,455)	(3,133,451)
Dividends payable to non-controlling interest	0	(50,000)
Non-controlling interest share of loss	7,666	48,699
Net loss	(39,789)	(3,134,752)
Deficit, beginning of period	(65,868,464)	(23,340,861)
Deficit, end of period	$ (65,908,253)	$ (26,475,613)
Loss per share	$ 0.00	$ 0.08

See accompanying notes to consolidated financial statements.

THE CANFIBRE GROUP LTD.

Consolidated Statement of Cash Flows
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

Three Months Ended	March 31, 2001	March 31, 2000
Cash flows from operating activities		
Net loss	$ (39,789)	$ (3,134,752)
Add items not involving cash:		
Accrued interest added to principal balance of due to related parties	-	397,484
Amortization and write-down of assets	-	470,738
Amortization of prepaid interest costs included in interest expense		240,597
Amortization of deferred financing costs included in interest expense		115,455
Amortization of deferred credit included in interest income		(25,664)
Non-controlling interest	(7,666)	(48,699)
	(47,455)	(1,984,841)
Net change in non-cash working capital items	366,211	504,154
Cash flows from operating activities	318,756	(1,480,687)
Cash flows from financing activities		
Increase in notes payable	3,000,000	1,100,000
Promissary notes receivable repayments	-	390,276
Increase in preferred shares	3,500,000	-
Deferred financing costs	(1,908,098)	(29,863)
Loan payable	-	2,697
Due to related parties	(1,019,669)	3,294,930
Net change in foreign currency translation	758,567	-
Cash flows provided by financing activities	4,330,800	4,758,040
Cash flows from investing activities		
Additions to capital assets	(1,950,824)	(15,497,344)
Additions to technology rights	-	(42,948)
Deferred project development costs	-	(15,284)
Deferred start-up costs	(1,400,724)	-
Restricted cash	(2,651,044)	12,941,609
Changes in accounts payable and accrued liabilities related to construction-in-progress	1,987,974	(667,643)
Other	-	-
Cash flows from investing activities	(4,014,618)	(3,281,610)
Increase (decrease) in cash and cash equivalents	634,938	(4,257)
Cash and cash equivalents, beginning of period	890,113	1,104,051
Cash and cash equivalents, end of period	$ 1,525,051	$ 1,099,794

See accompanying notes to consolidated financial statements.

(expressed in U.S. dollars)

1. **General:**

These consolidated financial statements include the accounts of the Company and its subsidiaries, the common shares of all of which are wholly-owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly-owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated.

These unaudited financial statements do not include all information and footnote disclosures required under generally accepted accounting principles in Canada or a complete set of financial statements. Interim results for the period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual financial statements for the fiscal year ended December 31, 2000.

2. **Going concern and future operations:**

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The CanFibre Group Ltd. (together with its subsidiaries, the "Company") was incorporated on March 30, 1984 under the laws of The Province of Ontario. It operates as a single operating and geographic segment.

The Company, through CanFibre Riverside and CanFibre Lackawanna, received two separate allocations of tax exempt bonds. The proceeds have been used to finance the construction of medium density fibreboard ("MDF") plants located in Riverside, California and Lackawanna, New York. In 1997, CanFibre Riverside acquired the land for the Riverside project and commenced development activities. Most of the construction of the project was completed in July 1999, and commercial operations commenced in the second quarter of 2000. Subsequent to period end, the Company wound up the Riverside operation (note 4).

In 1998, CanFibre Lackawanna acquired the land for the Lackawanna project and commenced construction. Significant project construction commenced in 1999 and was completed in 2000. Commercial operations are expected to commence in 2001.

Delays in completion of the Lackawanna facility resulted from the termination on May 2, 2000, by the Company of its engineering, procurement and construction contract with Stone & Webster Engineering Corporation ("SWEC"). Contingency funds were used to cover payments that SWEC failed to make to sub-contractors and vendors. Additional funds were then required to cover start-up expenditures. The Company was granted approval by its secured creditors to use restricted cash for this purpose but additional capital is required. As of June 18, 2001, the Company has not been able to generate positive cash flows from its operations and is experiencing a critical working capital shortage.

Liquidity has also been adversely affected by the bankruptcy of Kafus Industries Ltd. ("Kafus") (note 6). Kafus was the Company's parent company, and has ceased to provide additional funding. The Company has suffered recurring losses and has not generated profitable operations since inception. Production costs have been adversely affected due to energy and raw material costs increasing significantly.

2. Going concern and future operations - continued

The continuance of the Company as a going concern is dependent on obtaining additional financing and the avoidance of any cash costs from early mandatory redemptions of debt. Management of the Company is currently exploring alternatives for obtaining this additional capital. If the Company is unable to achieve these objectives, it may be obligated to liquidate certain assets in settlement of liabilities and the value received on settlement may be less than the assets' carrying value, as occurred in Riverside (note 4).

The continuance of the Company as a going concern is also dependant on such an orderly transition and the resulting attainment of profitable operations. CanFibre Lackawanna is expected to commence commercial operations in the third quarter of 2001. Management expects that the experience gained with CanFibre Riverside will result in the successful transfer of the Lackawanna facility from the development to operating stages.

3. Significant Accounting Policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) Subsidiaries

The common shares of the Company's subsidiaries are wholly owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates to these financial statements primarily relate to the underlying value and recoverability of capital and intangible assets, which are dependent upon the completion of projects in progress and the attainment of profitable operations.

(c) Foreign currency translation

These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations is located in the United States and is conducted in U.S. dollars. Certain operations within the consolidated entity use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average exchange rate for the period for amounts included in the determination of income.

3. Significant Accounting Policies - continued

Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity in the consolidated balance sheet.

Other foreign exchange gains and losses are included in income.

(a) Cash and cash equivalents

Cash and cash equivalents consists of cash, demand deposits with banks and highly liquid investments with maturity dates at purchase of three months or less.

(b) Inventory

Inventory consists of wood chips, raw wood, resin, wax, work-in-progress and finished goods, and is stated at the lower of cost and market. Cost is determined on a first-in, first-out basis.

(c) Capital assets

Capital assets are recorded at cost, including capitalized interest and other direct development costs. Capital assets represented by construction-in-progress will be amortized upon commencement of commercial operations over the specific assets' estimated useful lives. Management defines the reaching of commercial operations as the quarter in which a facility has the capability to produce at 50% of capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. Other capital assets are amortized over their estimated useful lives. The carrying value of CanFibre Riverside capital assets was reduced to liquidation values at December 31, 2000 (note 4).

Interest income earned and interest costs incurred on tax-exempt bonds are capitalized to construction-in-progress in respect of the facility to which the bond financing relates. Interest income on taxable bonds is recognized as revenue when earned. Interest expense incurred on the taxable bonds is capitalized to the extent of the amount of funds utilized for construction-in-progress with the excess recognized as interest expense.

(g) Deferred financing costs

The costs of obtaining long-term debt are deferred and amortized on a yield basis over the term of the related debt. Costs and accumulated amortization relating to obtaining long-term debt for the Riverside facility were written off in 2000 (note 4).

(h) Acquired revenue contract

The cost of the acquired revenue contract is stated at cost and amortized on a straight-line basis over 10 years. The cost and accumulated amortization was fully written off in 2000.

3. **Significant Accounting Policies** - continued

(i) License and technology rights

License and technology rights acquired to develop the Company's wood products technology are stated at cost. License rights incurred during the development stage are deferred and recorded at cost and will be amortized on a systematic basis when the technology reaches commercial feasibility, or will be written off if the related project is sold or abandoned. Technology rights are amortized on a straight-line basis over the term of the related rights agreements, which expire in June 2011 and December 2012. The cost and accumulated amortization of the license and technology rights were fully written off in 2000.

(j) Deferred project development costs

Costs incurred, net of recoveries, associated with the Company's development of markets for its products are capitalized. These costs will be charged to income over the estimated useful life of the products, not to exceed five years, commencing with commercial operations of the Company's facilities. Deferred project development costs were fully written off in 2000.

(k) Deferred start-up costs

Costs associated with the start-up of new MDF plants include product line testing and pre-operating period expenditures (net of incidental revenues) and are being deferred until the related plants commence commercial operations at which time they will be amortized over a period of five years. Deferred start-up costs relating to the Riverside facility have been fully written off in 2000 (note 4).

(l) Net recoverable value of capital and intangible assets

On an ongoing basis, management reviews the valuation and amortization of the capital and intangible assets, taking into consideration any events and circumstances, which might have impaired the fair, value and estimated future cash flows from the related operation. Capital and intangible assets are written down to their net recoverable amount when declines in the estimated value of the underlying operation are considered to be other than temporary.

(m) Revenue recognition

Revenue will be recognized when products are shipped to the customer and no significant vendor obligation remains.

(expressed in U.S. dollars)

3. Significant Accounting Policies - continued

(n) Future income taxes

Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the recommendations, the liability method of tax allocations is used, based on differences between the financial and tax bases of reporting assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The recommendations were applied retroactively. The effect of the recommendations on the operating 2000 financial statements was insignificant and, therefore, no adjustment was made.

(o) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 14(c). No compensation expense is recognized for this plan when stock options are issued to employees, as the exercise price of the option is equal to the market value of the common shares on the date of grant. Any consideration paid by the employees on exercise of stock options is credited to share capital.

(p) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. This average includes as outstanding common shares, shares issued in a reporting period from the date of issuance. Fully diluted per share amounts are not presented, as the effect of outstanding convertible securities is anti-dilutive.

(q) Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

4. Wind-up of Riverside Operations

The Riverside facility did not achieve final completion of the facility in accordance with the requirements of the senior bond financing (the "bonds") and subordinated note financing for the facility. On October 25, 2000, CanFibre of Riverside Inc., a wholly owned subsidiary of the Company, voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code. By April 2001, the Company, in conjunction with the bondholders, decided to liquidate the assets of the Company with all of the estimated proceeds of $3,500,000 accruing to the bondholders.

In the March 2001 financial statements, the Company has recognized a gain of $3,229,371 ($22,747,252 in 2000) associated with the cessation of operations and liquidation of assets and liabilities.

5. Restricted Cash

Restricted cash is held pursuant to the terms of the Riverside and Lackawanna bond financings (note 7). As the funds are to be applied primarily to construction-in-progress or the settlement of non-current indebtedness, the restricted cash has been classified as a non-current asset.

(a) Lackawanna

Bond and loan proceeds received by CanFibre Lackawanna from the Erie County Industrial Development Agency (the "Agency") and Commerzbank Aktiengesellschaft ("Commerzbank") are held in trust by a trustee pursuant to agreements between the Agency, Commerzbank, CanFibre Lackawanna and the trustee. The release of funds from trust is subject to CanFibre Lackawanna providing specific appropriate evidence that the costs are related to the Lackawanna project.

In addition, pursuant to the Installment Sale Agreement, CanFibre Lackawanna is required to maintain additional restricted cash balances for construction funding or debt payment requirements.

(b) Riverside

Funds lent to CanFibre Riverside under the Riverside bonds issued by the California Pollution Control Financing Authority (the "Authority"), were held in trust pursuant to an agreement between the Authority and CanFibre Riverside. The restricted cash balances on account at Riverside were written off to the gain on wind-up of Riverside operations (note 4).

6. Kafus Industries Ltd. – Related Party Transactions

Kafus was the Company's parent. On August 22, 2000, the Supreme Court of British Columbia, adjudging Kafus to be bankrupt, made a Receiving Order. In 2001 and subsequent to the bankruptcy proceedings, it was established that Enron North America Corp., together with a small number of smaller creditors, had established ownership of the Company's share capital previously owned by Kafus.

At March 31, 2001, the Company had non-interest bearing, unsecured liabilities to Kafus (including its subsidiaries) of $2,250,104 (December 2000 - $2,312,688).

(expressed in U.S. dollars)

7. Long-term Debt

(a) Lackawanna bonds

(i) Series 1998 bonds

On December 31, 1998, the Agency issued $25,000,000 in tax-exempt Series 1998 bonds and $65,000,000 in tax-exempt Series 1998 bonds (collectively the "Series 1998 Bonds"). The $25,000,000 tax-exempt bonds bear interest at 8.875% per annum payable semi-annually in arrears and mature December 1, 2013. The $65,000,000 tax-exempt bonds bear interest at 9.050% per annum payable semi-annually in arrears and mature December 1, 2025. The Agency lent all of the proceeds of the Series 1998 Bonds to CanFibre Lackawanna under an Installment Sale Agreement that bears terms equivalent to those of the Series 1998 Bonds.

The Series 1998 Bonds are subject to early redemption at CanFibre Lackawanna's option commencing December 2010, at redemption prices that are at a premium to the unpaid principal amount then outstanding.

The Series 1998 Bonds require increasing annual sinking fund installments commencing in 2002. Future annual mandatory sinking fund installments on the Series 1998 Bonds for each of the fiscal years ending December 31 are as follows:

2002	$ 1,235,000
2003	1,345,000
2004	1,470,000
Thereafter	85,950,000
	$90,000,000

Upon the occurrence of certain events, funds raised through the offering of the Series 1998 Bonds may be repaid by the Agency prior to maturity. Such a repayment would require an equivalent repayment by CanFibre Lackawanna under the Installment Sale Agreement.

The bonds are secured by all assets of CanFibre Lackawanna, including title to land, agreements, contracts, certificates, instruments, facility revenues, and other documents related to the Lackawanna facility.

(ii) Subordinated promissory note payable

Pursuant to agreements dated December 1, 1998 between Enron North America Corp. (previously Enron Capital Trade & Resource Corp.) (together with affiliates, "Enron"), Commerzbank and CanFibre Lackawanna, Commerzbank provided CanFibre Lackawanna with loan proceeds of $16,400,000, less prepaid interest of $1,924,805.

(expressed in U.S. dollars)

7. **Long-term Debt** - continued

The prepaid interest was deferred and amortized on a straight line basis to December 31, 2000, being the maturity date of the Commerzbank loan. Principal repayments under the loan are to be made under an irrevocable, direct pay letter of credit issued by Enron with limited recourse to CanFibre Lackawanna. The subordinated promissory note for $16,400,000 will be payable to Enron bearing interest at 12.51% per annum accrued from the inception of the note, payable quarterly commencing March 1, 2007. Quarterly principal installments commence in March 2007 with the final payment due December 2013. Principal repayments can be deferred based on available funds within designated trust fund accounts with full payment due December 1, 2015.

(iii) Subordinated loan agreement

Under the Subordinated Loan Agreement between Enron and CanFibre Lackawanna, Enron has provided CanFibre Lackawanna with a $25,000,000 credit facility through the provision of three irrevocable, direct pay letters of credit. In turn, CanFibre Lackawanna has issued three secured subordinated promissory notes payable aggregating $25,000,000 to evidence its commitments under this credit facility. Two letters of credit of $1,100,000 and $3,000,000, with the ability to be increased by $4,500,000, have been transferred by CanFibre Lackawanna to the trustee to satisfy certain minimum funding requirements under the Trust Indenture. Drawings by the trustee under these two letters of credit are contingent on the availability of funds in the trust accounts to meet certain qualifying expenditure requirements. At March 31, 2001, the $1,100,000 letter of credit was fully drawn but no drawings have been made under the $3,000,000 letter of credit. The third letter of credit amounting to $16,400,000 was issued to Commerzbank to repay the principal under the loan proceeds advanced to CanFibre Lackawanna (note 7(a)(ii)).

(iii) Under the Subordinated Loan Agreement, CanFibre Lackawanna is subject to a 3% to 5% commitment fee, depending on the letter of credit, calculated on an average daily balance and payable quarterly, for unused amounts of the letters of credit discussed above.

In addition, as consideration for the credit facility, Kafus (note 6) issued 100,000 common shares to Enron and provided for $1,500,000 in structuring fees.

Under the terms of the Subordinated Loan Conversion Agreement between Enron and Kafus, Enron had the right to require Kafus to purchase any Eligible Deferred Principal (being any principal outstanding under the Subordinated Loan Agreement for which the due date has been deferred for one year by CanFibre Lackawanna) through the issuance of Kafus common shares at a purchase price equal to 75% of the then current trading price for the Kafus common shares.

(expressed in U.S. dollars)

7. **Long-term Debt** - *continued*

In addition, Enron had the right during the period between the completion date of the Lackawanna facility and the second anniversary to require Kafus to purchase the Eligible Conversion Principal of the subordinated loans. The Eligible Conversion Principal, as defined, effectively equals the outstanding principal obligation on the subordinated promissory notes payable elected by Enron for conversion provided such amount does not exceed 50% of the aggregate advances under the Subordinated Loan Agreement and does not exceed $7,000,000 during any consecutive 12 month period. The conversion price of the Kafus common shares for the Eligible Conversion Principal shall be equal to 85% of the then current trading price for the Kafus common shares subject to certain minimums and maximums as outlined in the agreement. These terms no longer apply due to the bankruptcy of Kafus.

(iv) Income participation certificate series 1998

In conjunction with the Subordinated Loan Agreement (note 10(a)(iii)), CanFibre Lackawanna provided Enron with 20 Units of a non-interest bearing Income Participation Certificate Series 1998 (the "Certificate") whereby Enron is to receive a percentage of the Lackawanna facility's cash flows. Each Unit represents a right to receive a 5% share of the distributions to be made under the Certificate subject to an annual maximum amount of $2,000,000. The amounts to be distributed to the holder of this Certificate and Preferred Interest in CanFibre Lackawanna shall be in respective portions of 20/27 and 7/27 of the Lackawanna facility's cash flows (as defined) for each year. Cash flow distributions shall commence upon the completion of the Lackawanna facility (as defined in the agreement) and continue for 12 years thereafter. Any cumulative shortfall on annual payments bear interest at 14%. Payments made under the Certificate had been guaranteed by Kafus.

Under an Income Participation Certificate Purchase Agreement between Kafus and Enron, commencing on the first anniversary of the completion date of the Lackawanna facility, Kafus could have been required by Enron to purchase the Certificate and Kafus could have, at its option, purchased the Certificate for $11,000,000, less the net present value of any amounts previously paid to Enron under the Certificate.

The exercise price would have been payable at Enron's option in cash or common shares of Kafus. These terms no longer apply due to the bankruptcy of Kafus.

The Certificate was recorded on issuance at its estimated value of $11,000,000 as an additional deferred financing cost with a corresponding liability.

(expressed in U.S. dollars)

7. **Long-term Debt** - continued

(v) *HSB Group, Inc.*

Effective December 31, 1998, HSB Group, Inc. ("HSB Group") issued a $3,000,000 irrevocable letter of credit, expiring January 31, 2001, in favour of Kafus (note 6) which was transferred to the trustee of the Lackawanna facility to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit are contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, Kafus issued a Secured Note in the amount of the lesser of $3,000,000 or the amounts drawn under the letter of credit, which Secured Note bears interest on the outstanding balance at 15% per annum compounded monthly with principal and interest due on December 31, 2000. Kafus is required to pay an annual commitment fee of 3.4% of the average daily unused amounts under the letter of credit. The Secured Note is secured by the pledge of Kafus common shares with a minimum fair value of $5,000,000 by a shareholder of Kafus. In conjunction with HSB Group's financing, Kafus issued 75,000 common shares to HSB Group as a structuring fee.

At January 31, 2001 $3,000,000 was drawn against the letter of credit

(vi) *Stone & Webster*

Pursuant to a Standby Equity Subscription Agreement dated December 31, 1998 between Stone & Webster Development Corporation ("SWDC") and CanFibre Lackawanna, SWDC issued a $3,500,000 irrevocable letter of credit, expiring January 31, 2001, in favour of the trustee of the Lackawanna project to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit are contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, CanFibre Lackawanna has granted SWDC an equity interest in the Junior Preference Interest of CanFibre Lackawanna for the actual drawings up to $3,500,000 under the letter of credit. The Junior Preference Interest holder is entitled to cumulative dividends at 10% per annum.

Under a Junior Preference Interest Conversion Agreement dated December 31, 1998 between SWDC and the Company, the holder of the Junior Preference Interest will have the right, at any time on or after the third anniversary of the completion date of the Lackawanna facility, to convert such Junior

Preference Interest into common shares of the Company at a price equal to the then current trading price for the Company's common shares. The Junior Preference Interest can be purchased by the Company at any time for a cash payment equal to SWDC's invested capital plus a 10% rate of return. At January 31, 2001, $3,500,000 was drawn against the letter of credit and accordingly, Junior Preference Interest of CanFibre Lackawanna has been granted.

(expressed in U.S. dollars)

7. Long-term Debt - continued

(a) Riverside

(i) Bonds

During 1997, the Authority issued $60,000,000 in tax-exempt Series 1997A bonds and $25,000,000 taxable Series 1997B bonds (the "Bonds"). The Authority lent all of the proceeds of the Bond offerings to CanFibre Riverside under loan agreements which bear terms that are equivalent to those of the Bonds. Access to these funds is restricted (note 5(b)).

These bonds were written down to $3,500,000 in 2000, based on the realizable value of their underlying security interests, as part of the accounting for the wind-up of the Riverside operation (note 4). The loan agreements are secured by a charge over all assets related to the Riverside project, including title to land, agreements, contracts, certificates, instruments and other documents related to the project.

The Series 1997A bonds were to bear interest at 9% per annum, payable semi-annually in arrears, maturing on July 1, 2019. The Series 1997B bonds issued to Enron, a security holder in the Company and certain subsidiaries, were to bear interest at 9.44% per annum, payable semi-annually in arrears, maturing on July 1, 2014.

(ii) Subordinated note payable

In July 1997, Enron provided to the trustee of the Riverside bonds a $15,000,000 letter of credit which, subject to certain conditions, the trustee could draw upon to fund specified costs. To the extent that the trustee drew on the letter of credit, the Company became liable for repayment of the amounts under a subordinated note with Enron. The letter of credit expired on April 30, 2000. Borrowings outstanding under the subordinated note were to bear interest at 14% per annum, due quarterly, with principal due quarterly beginning October 2006 with the balance due in July 2009. The Company pledged CanFibre Riverside's common stock and preferred stock as security for the subordinated note. At March 31, 2001, $15,000,000 (1999 - $12,241,668) had been drawn on this letter of credit. This subordinated note payable was written off as part of the accounting for the wind-up of the Riverside operation (note 4).

(expressed in U.S. dollars)

7. Long-term Debt - continued

(iii) Income participation certificate

Pursuant to the subordinated note payable with Enron, CanFibre Riverside issued 25 Units of a non-interest bearing Income Participation Certificate to Enron whereby Enron was to receive a percentage of the Riverside facility's cash flow (as defined). Each Unit represents the right to receive 1% of the Riverside facility's cash flow, after deducting certain items, beginning from the completion date of the Riverside facility (as defined in the agreement) until the later of July 1, 2009 or ten years from the completion date of the Riverside facility. CanFibre Riverside's payments to Enron under the Income Participation Certificate were guaranteed by Kafus (note 6). Pursuant to an Income Participation Certificate Purchase Agreement, commencing on the first anniversary of the completion date of the Riverside facility, Kafus would have been required by Enron to purchase the Income Participation Certificate from Enron for $12,500,000 less the net present value of any amounts previously paid to Enron by CanFibre Riverside under the certificate. Kafus could have, at its option, purchased the Income Participation Certificate from Enron for $15,000,000, less the net present value of any amounts previously paid on the certificate. The exercise price was payable, at Enron's option, in cash or common shares of Kafus. This income participation certificate was written off as part of the accounting for the wind-up of Riverside operations (note 4).

8. Notes Payable to Kafus Industries Ltd.

(a) Promissory note payable

Effective December 31, 1998, the Company issued a promissory note payable for $7,236,803 to Kafus bearing interest at prime calculated at the beginning of each year, compounded annually and maturing on December 31, 2001. The Note was issued in settlement of charges for structuring fees, project development costs, development fees and working capital requirements relating primarily to the Lackawanna project, including a development fee of $3,000,000 charged by Kafus on the Lackawanna project..

(b) Subordinated promissory note payable

On December 31, 1997, Enron and the Company entered into an agreement to amend the terms of a consulting service contract in exchange for a subordinated convertible promissory note (the "Subordinated Promissory Note") made by the Company and payable to Enron in the amount of $10,000,000. As at December 31, 1998, Kafus, Enron and the Company agreed to the assignment of the Subordinated Promissory Note from the Company to Kafus and the Company became obligated to Kafus for the remaining term of the Subordinated Promissory Note. The Subordinated Promissory Note bears interest at 10.20% per annum, compounded annually, and is due on December 31, 2003. At the Company's option, the Subordinated Promissory Note may be prepaid in full upon 30 days notice.

(expressed in U.S. dollars)

8. Notes Payable to Kafus Industries Ltd. - continued

The Subordinated Promissory Note is subordinated to obligations due to any bank, insurance company or other financial institution by the Company.

Kafus has the option to convert the outstanding principal amount of the Subordinated Promissory Note into the right to receive from the Company an amount equal to 5% of the available cash flow, as defined, from the Company and its subsidiaries from the time of conversion until July 31, 2007.

9. Deferred Credit

In 1998, CanFibre Riverside entered into a series of forward delivery agreements with financial institutions to hedge its exposure to interest rate fluctuations on two funds held by the trustee. Under these agreements, CanFibre Riverside received a lump sum fee of $5,765,884 as consideration for the future interest earnings potential on certain funds held in trust. The balance of this deferred credit was written off to the gain on wind-up of Riverside operations (note 4). In 1999, CanFibre Lackawanna entered into a similar arrangement and received payments aggregating $3,586,800. The proceeds from these forward delivery arrangements have been recorded as a deferred credit and are being amortized on a yield basis over the life of the forward delivery agreements

10. Non-controlling Interests

(a) CanFibre of Lackawanna

Pursuant to the Equity Subscription Agreement dated December 31, 1998, HSB Engineering acquired the Preferred Equity Interest in CanFibre Lackawanna for consideration equal to a $9,500,000 promissory note. The Preferred Interest holder in CanFibre Lackawanna is entitled to a percentage of the CanFibre Lackawanna's annual cash flows (as defined) to a maximum of $700,000 per annum and receives a preferential allocation of 90% of depreciation deductions and 12.5% of net loss amounts (as defined) as provided for under the Amended and Restated Limited Liability Company Agreement of CanFibre Lackawanna. The distributions shall commence upon the completion of the Lackawanna facility and continue for twelve years thereafter.

Under an Option Agreement dated December 31, 1998 between Kafus (note 6) and HSB Engineering, HSB Engineering has a put option and Kafus has a call option whereby Kafus could be required to purchase HSB Engineering's Preferred Equity Interest in CanFibre Lackawanna at anytime after the completion date of the Lackawanna facility and prior to the twelfth anniversary of completion date with the exception that the put option will commence one year after the completion date.

(expressed in U.S. dollars)

10. Non-controlling Interests - continued

Under the call option and put option, the exercise price shall be equal to the greater of (i) the tax amount payable by HSB Engineering as a result of the sale of its Preferred Equity Interest and (ii) the amount of HSB Engineering's capital contributions plus an amount sufficient to provide HSB Engineering with an after tax internal rate of return of 37% for the call option and an after tax internal rate of return of 33.5% for the put option.

On the exercise of the put or call option, up to the lesser of (i) 50% of the put or call price, as applicable, and (ii) $9,500,000 could have been paid in common shares of Kafus at the option of HSB Engineering.

In conjunction with HSB Engineering's equity financing, CanFibre Lackawanna paid HSB Engineering $500,000 in structuring fees and an engineering due diligence fee of $50,000.

(a) CanFibre Riverside

The Series A preference shares in CanFibre Riverside of $4,000,000 were to bear interest at 5% per annum and were subject to mandatory redemption on June 1, 2020. Dividends were payable in shares of Series B redeemable preferred stock in CanFibre Riverside at the liquidation value of $1,000 per share until July 1999, and subsequently in cash. These preference shares were written off to the gain on wind-up of Riverside (note 4).

11. Share Capital

(a) Authorized

Authorized share capital consists of an unlimited number of voting common shares without par value, and an unlimited number of specific shares issuable in series

Series A Preference shares, $0.01 per share, 5% convertible, redeemable, in CanFibre Riverside.

(b) Issued: 37,097,585 Common Shares

(expressed in U.S. dollars)

12. Contingencies

(a) Dieffenbacher Panel Production Systems GmbH

In February 1999, Dieffenbacher Panel Production Systems GmbH ("Dieffenbacher") provided a $750,000 letter of credit on behalf of CanFibre Lackawanna. In turn, CanFibre Lackawanna agreed to purchase certain equipment for the Lackawanna facility from Dieffenbacher at market prices. Drawings under the letter of credit are to be used for construction and related expenditures of the Lackawanna facility. The letter of credit expires January 2001. As at December 31, 2000 and 1999, no amounts were outstanding under the letter of credit.

(b) Liens

As at March 31, 2001, approximately $6,300,000 of liens have been filed against the Lackawanna facility. As the ultimate liability for these liens cannot be determined at this time, the underlying amounts of these liens have not been recorded in these financial statements. The priority of the liens for the holders of the bonds and the holders of the subordinated debt that financed the facility relative to these liens has been insured as part of the faculty title insurance.

(c) Legal actions

(i) The Company and CanFibre Riverside, prior to the commencement of SWEC's bankruptcy proceedings, pursued an action against SWEC relating to the Riverside facility. In the Company's opinion, SWEC has failed to meet its performance criteria and obligations under the construction contract and accordingly has assessed and recorded penalties to SWEC totalling approximately $3.5 million pursuant to the construction contract. SWEC claims that it has met all performance criteria and is not liable under the contract for either the penalties or the lump sum penalty payment of $17.5 million due on January 18, 2000. SWEC is also seeking damages through arbitration of up to $8.0 million for breach of contract and additional costs as a result of alleged changes made to the project by the Company, and is requesting that the Company pay all outstanding construction and retainage payable amounts. CanFibre Riverside has commenced arbitration proceedings against SWEC in order to pursue its claims in excess of $45 million. The Company believes that it will ultimately prevail in its claims against SWEC, however, the actions by the Company and SWEC are in the preliminary stage and the outcome and amounts are not determinable. In the Company's opinion, the action by SWEC has no merit and the Company will successfully defend itself against the action. Accordingly, no amount has been recorded with respect to the action against the Company.

(expressed in U.S. dollars)

12. Contingencies - continued

(ii) Apollo Wood Recovery, Inc. ("Apollo"), a major supplier of waste wood has commenced arbitration against CanFibre Riverside and CanFibre U.S., Inc. seeking arbitration of certain claims by Apollo under a waste wood supply agreement between Apollo and CanFibre Riverside and certain agreements and alleged agreements between Apollo and CanFibre U.S., Inc. The action centers around the claim by Apollo that its method of calculating the amounts payable to Apollo under the contracts differs from that of CanFibre Riverside. If arbitration results in a new method of calculating the payments, this could have an impact on whether the Riverside MDF facility is a solid waste disposal facility for purposes of the tax exemption of interest on the Riverside Series 1997A Bonds. CanFibre Riverside believes that this arbitration is without merit as Apollo's position is contradicted by the express language of the contracts and the written certification made by Apollo to the counsel of the Series 1997A Bonds in connection with their issue.

(iii) The Company and CanFibre Lackawanna are currently pursuing an action against SWEC relating to the Lackawanna facility. In the Company's opinion, SWEC has not fulfilled their contractual obligations on account of them not paying the sub-contractors working on the CanFibre Lackawanna site. CanFibre Lackawanna then had to pay the sub-contractors an amount approximating $7,500,000 for services they had already paid for, to the Stone Webster Operating Company ("SWOC"). This amount has been debited to the accounts payable and accrued liabilities. SWOC is also seeking damages from CanFibre Lackawanna for non-performance of the contract due to CanFibre Lackawanna not paying them for the April/May, 2000 period before the contract was terminated. The totals credited to accounts payable and accrued liabilities on account of outstanding amounts to SWOC approximate $9,000,000. In the Company's opinion, the action by SWOC has no merit and, accordingly, no amount has been recorded in the accounts with respect to this action against the Company.

13. Commitments

Forintek license

On December 1, 1997, the Company entered into a head license agreement with Forintek Canada Corp. ("Forintek") entitling it to the use of certain technology rights in the production process of its MDF plants for a term of 15 years. Under the Agreement, the Company is required to pay Cdn. $75,000 in annual maintenance fees and Cdn. $500,000 royalty fee for each capital asset that incorporates the use of this technology. For each maintenance fee payment, Cdn. $50,000 shall be creditable against future royalties due.

14. Income Taxes

The Company and its subsidiaries have approximately $15,600,000 of non-capital losses carried forward available to reduce future years' taxable income until 2007 in its Canadian operations. Subsidiaries of theCompany also have approximately $37,250,000 of net operating loss carried forward available until 2018 to reduce future years' taxable income in its U.S. operations. The benefit of these available loss carry forwards has not been recorded in the accounts.

15. Financial Instruments

(a) Fair value

The fair values of financial instruments included in current assets and liabilities (excluding payables to related parties) are estimated to equal their carrying values due to their ability for prompt liquidation or the short-term to their settlement. Although it is restricted as to use, the fair value of restricted cash is also currently estimated to be equal to its carrying value due to the form in which the funds are held.

The fair value of amounts payable and notes payable to related parties cannot be reasonably estimated due to the nature of the amounts due, the relationship between the related parties and the Company, and the lack of a ready market for the related party obligations.

The fair value of the Lackawanna bonds has been estimated by management to not be materially different from their carrying values as they do not believe there has been any significant change in the risk or return profile on the bonds since the date of their issuance. The fair value of the other indebtedness is not reasonably and practically determinable given the unique project financing nature of the indebtedness, Enron's other business relationships with the Company, and the lack of a ready public market for such financing arrangements.

(b) Interest rate risk

Terms of outstanding long-term debt are disclosed in note 9. As indebtedness bears interest at fixed rates, no material interest rate risk exists.

(c) Currency fluctuation risk

The Company has not entered into any foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations or these financial statements. However, as the majority of assets and liabilities are located in the United States and originally denominated in U.S. dollars, management believes any significant foreign currency fluctuation risk is mitigated.

Consolidated Financial Statements of

THE CANFIBRE GROUP LTD.

(expressed in U.S. dollars)

For the Six Month Period Ending June 30, 2001

(Unaudited and Prepared Internally by Management)

THE CANFIBRE GROUP LTD.

Consolidated Balance Sheet
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

	June 30, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 548,305	$ 890,113
Accounts receivable	369,136	120,309
Inventory	1,408,804	1,079,161
Advances, prepaids and other	441,205	290,794
Prepaid interest - current portion	-	-
	2,767,450	2,380,377
Restricted cash (note 5)	17,108,281	14,852,439
Capital assets	101,225,209	89,807,492
	121,100,940	107,040,308
Intangible assets:		
Deferred financing costs, net of accumulated amortization	17,268,678	17,465,536
Deferred start up costs	4,417,491	4,415,320
	21,686,169	21,880,856
	$ 142,787,109	$ 128,921,164

	June 30, 2001	December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,969,549	$ 1,887,331
Loan payable	192,124	192,124
Payable to related parties (note 6)	-	2,312,688
	2,161,673	4,392,143
Payables funded by restricted cash:		
Construction-in-progress	1,640,530	1,734,192
Interest payable	4,725,729	744,782
	8,527,932	6,871,117
Long-term debt (note 7)	128,400,000	122,000,000
Notes payable to Kafus Industries Ltd. (note 8)	-	21,344,080
Deferred credit, net of accumulated amortization	3,235,245	3,324,915
Non-controlling interests (note 10)	12,410,831	8,904,025
	152,574,008	162,444,137
Shareholders' equity:		
Share capital (note 11)	32,216,776	32,216,774
Deficit	(42,130,449)	(65,868,464)
Cumulative translation adjustment	126,774	128,717
	(9,786,899)	(33,522,973)
Operations (note 2)		
Contingencies (note 12)		
Commitments (note 13)		
	$ 142,787,109	$ 128,921,164

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board:

"Christopher Carl" Director

"George De Cristoforo" Director

THE CANFIBRE GROUP LTD.

Consolidated Statement of Operations and Deficit
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

Six Months Ended		June 30, 2001		June 30, 2000
Revenue:				
Sales	$	1,964,372	$	1,855,404
Interest and dividend income		76,170		158,828
		2,040,542		2,014,232
Expenses				
Cost of sales		4,595,046		4,744,516
Interest, including amortization of deferred financing costs		(285,168)		24,263,641
Write-down and amortization of assets (note 14)		2,112,157		15,232,768
Salaries and benefits		192,728		1,304,216
Consulting, management and professional fees		1,412,570		2,396,378
Office and general		172,869		1,528,223
		8,200,202		49,469,742
Loss before undernoted		(6,159,660)		(47,455,510)
Other (income) loss				
Foreign exchange gain		(9,735)		-
Gain on settlement of Kafus debt		(23,656,803)		-
Gain on wind-up of Riverside (note 4)		(6,237,945)		-
Write-off of investment in Kafus Industries Ltd.		-		-
		(29,904,483)		-
Loss before non-controlling interests		23,744,823		(47,455,510)
Dividends payable to non-controlling interest		0		(100,000)
Non-controlling interest share of loss		(6,807)		110,274
Net loss		23,738,016		(47,445,236)
Deficit, beginning of period		(65,868,465)		(23,340,861)
Deficit, end of period	$	(42,130,449)	$	(70,786,097)
Profit (loss) per share	$	0.64	$	(1.28)

See accompanying notes to consolidated financial statements.

THE CANFIBRE GROUP LTD.

Consolidated Statement of Cash Flows
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

Six Months Ended

	June 30, 2001	June 30, 2000
Cash flows from operating activities		
Net profit (loss)	$ 23,738,016	$ (47,445,236)
Add items not involving cash:		
Accrued interest added to principal balance of due to related parties	-	866,604
Amortization and write-down of assets	2,112,157	15,232,768
Amortization of prepaid interest costs included in interest expense	-	481,199
Amortization of deferred financing costs included in interest expense	361,317	330,405
Amortization of deferred credit included in interest income	(89,670)	(105,756)
Write-down of investment in Kafus Industries Ltd.	-	257,818
Write-down of loan costs	-	19,770,085
Retirement of debt to Kafus Industries Ltd	(23,656,803)	-
Non-controlling interest	6,806	(110,274)
	2,471,823	(10,722,387)
Net change in non-cash working capital items	(646,626)	5,431,737
Cash flows from operating activities	1,825,197	(5,290,650)
Cash flows from financing activities		
Increase in notes payable	6,400,000	4,867,065
Promissary notes receivable repayments	-	8,632,342
Increase in preferred shares	3,500,000	-
Deferred financing costs	(164,459)	(98,447)
Loan payable	-	2,630
Change in interest payable	3,980,947	-
Due to related parties	-	3,646,572
Net change in foreign currency translation	(1,943)	-
Cash flows provided by financing activities	13,714,545	17,050,162
Cash flows from investing activities		
Additions to capital assets	(13,529,874)	(26,475,824)
Deferred start-up costs	(2,171)	48,741
Restricted cash	(2,255,842)	16,542,045
Changes in accounts payable and accrued liabilities related to construction-in-progress	(93,662)	(2,407,962)
Cash flows from investing activities	(15,881,549)	(12,293,000)
Increase (decrease) in cash and cash equivalents	(341,807)	(533,488)
Cash and cash equivalents, beginning of period	890,113	1,104,051
Cash and cash equivalents, end of period	$ 548,306	$ 570,563

See accompanying notes to consolidated financial statements.

(expressed in U.S. dollars)

1. General:

These consolidated financial statements include the accounts of the Company and its subsidiaries, the common shares of all of which are wholly-owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly-owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated.

These unaudited financial statements do not include all information and footnote disclosures required under generally accepted accounting principles in Canada or a complete set of financial statements. Interim results for the period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual financial statements for the fiscal year ended December 31, 2000.

2. Going concern and future operations:

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The CanFibre Group Ltd. (together with its subsidiaries, the "Company") was incorporated on March 30, 1984 under the laws of The Province of Ontario. It operates as a single operating and geographic segment.

The Company, through CanFibre Riverside and CanFibre Lackawanna, received two separate allocations of tax exempt bonds. The proceeds have been used to finance the construction of medium density fibreboard ("MDF") plants located in Riverside, California and Lackawanna, New York. In 1997, CanFibre Riverside acquired the land for the Riverside project and commenced development activities. Most of the construction of the project was completed in July 1999, and commercial operations commenced in the second quarter of 2000. Subsequent to period end, the Company wound up the Riverside operation (note 4).

In 1998, CanFibre Lackawanna acquired the land for the Lackawanna project and commenced construction. Significant project construction commenced in 1999 and was completed in 2000. Commercial operations are expected to commence in 2001.

Delays in completion of the Lackawanna facility resulted from the termination on May 2, 2000, by the Company of its engineering, procurement and construction contract with Stone & Webster Engineering Corporation ("SWEC"). Contingency funds were used to cover payments that SWEC failed to make to sub-contractors and vendors. Additional funds were then required to cover start-up expenditures. The Company was granted approval by its secured creditors to use restricted cash for this purpose but additional capital is required. As of June 18, 2001, the Company has not been able to generate positive cash flows from its operations and is experiencing a critical working capital shortage.

Liquidity has also been adversely affected by the bankruptcy of Kafus Industries Ltd. ("Kafus") (note 6). Kafus was the Company's parent company, and has ceased to provide additional funding. The Company has suffered recurring losses and has not generated profitable operations since inception. Production costs have been adversely affected due to seasonal and regional energy costs increasing significantly.

2. Going concern and future operations - continued

The continuance of the Company as a going concern is dependent on obtaining additional financing and the avoidance of any cash costs from early mandatory redemptions of debt. Management of the Company is currently exploring alternatives for obtaining this additional capital. If the Company is unable to achieve these objectives, it may be obligated to liquidate certain assets in settlement of liabilities and the value received on settlement may be less than the assets' carrying value, as occurred in Riverside (note 4).

The continuance of the Company as a going concern is also dependant on such an orderly transition and the resulting attainment of profitable operations. CanFibre Lackawanna is expected to commence commercial operations in the fourth quarter of 2001. Management expects that the experience gained with CanFibre Riverside will result in the successful transfer of the Lackawanna facility from the development to operating stages.

3. Significant Accounting Policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) Subsidiaries

The common shares of the Company's subsidiaries are wholly owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates to these financial statements primarily relate to the underlying value and recoverability of capital and intangible assets, which are dependent upon the completion of projects in progress and the attainment of profitable operations.

(c) Foreign currency translation

These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations is located in the United States and is conducted in U.S. dollars. Certain operations within the consolidated entity use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average exchange rate for the period for amounts included in the determination of income.

3. **Significant Accounting Policies** - continued

Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity in the consolidated balance sheet.

Other foreign exchange gains and losses are included in income.

(a) Cash and cash equivalents

Cash and cash equivalents consists of cash, demand deposits with banks and highly liquid investments with maturity dates at purchase of three months or less.

(b) Inventory

Inventory consists of wood chips, raw wood, resin, wax, work-in-progress and finished goods, and is stated at the lower of cost and market. Cost is determined on a first-in, first-out basis.

(c) Capital assets

Capital assets are recorded at cost, including capitalized interest and other direct development costs. Capital assets represented by construction-in-progress will be amortized upon commencement of commercial operations over the specific assets' estimated useful lives. Management defines the reaching of commercial operations as the quarter in which a facility has the capability to produce at 50% of capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. Other capital assets are amortized over their estimated useful lives. The carrying value of CanFibre Riverside capital assets was reduced to liquidation values at December 31, 2000 (note 4).

Interest income earned and interest costs incurred on tax-exempt bonds are capitalized to construction-in-progress in respect of the facility to which the bond financing relates. Interest income on taxable bonds is recognized as revenue when earned. Interest expense incurred on the taxable bonds is capitalized to the extent of the amount of funds utilized for construction-in-progress with the excess recognized as interest expense.

(g) Deferred financing costs

The costs of obtaining long-term debt are deferred and amortized on a yield basis over the term of the related debt. Costs and accumulated amortization relating to obtaining long-term debt for the Riverside facility were written off in 2000 (note 4).

(h) Acquired revenue contract

The cost of the acquired revenue contract is stated at cost and amortized on a straight-line basis over 10 years. The cost and accumulated amortization was fully written off in 2000.

3. Significant Accounting Policies - continued

(i) License and technology rights

License and technology rights acquired to develop the Company's wood products technology are stated at cost. License rights incurred during the development stage are deferred and recorded at cost and will be amortized on a systematic basis when the technology reaches commercial feasibility, or will be written off if the related project is sold or abandoned. Technology rights are amortized on a straight-line basis over the term of the related rights agreements, which expire in June 2011 and December 2012. The cost and accumulated amortization of the license and technology rights were fully written off in 2000.

(j) Deferred project development costs

Costs incurred, net of recoveries, associated with the Company's development of markets for its products are capitalized. These costs will be charged to income over the estimated useful life of the products, not to exceed five years, commencing with commercial operations of the Company's facilities. Deferred project development costs were fully written off in 2000.

(k) Deferred start-up costs

Costs associated with the start-up of new MDF plants include product line testing and pre-operating period expenditures (net of incidental revenues) and are being deferred until the related plants commence commercial operations at which time they will be amortized over a period of five years. Deferred start-up costs relating to the Riverside facility have been fully written off in 2000 (note 4).

(l) Net recoverable value of capital and intangible assets

On an ongoing basis, management reviews the valuation and amortization of the capital and intangible assets, taking into consideration any events and circumstances, which might have impaired the fair, value and estimated future cash flows from the related operation. Capital and intangible assets are written down to their net recoverable amount when declines in the estimated value of the underlying operation are considered to be other than temporary.

(m) Revenue recognition

Revenue will be recognized when products are shipped to the customer and no significant vendor obligation remains.

(expressed in U.S. dollars)

3. Significant Accounting Policies - continued

(n) Future income taxes

Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the recommendations, the liability method of tax allocations is used, based on differences between the financial and tax bases of reporting assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The recommendations were applied retroactively. The effect of the recommendations on the operating 2000 financial statements was insignificant and, therefore, no adjustment was made.

(o) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 14(c). No compensation expense is recognized for this plan when stock options are issued to employees, as the exercise price of the option is equal to the market value of the common shares on the date of grant. Any consideration paid by the employees on exercise of stock options is credited to share capital.

(p) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. This average includes as outstanding common shares, shares issued in a reporting period from the date of issuance. Fully diluted per share amounts are not presented, as the effect of outstanding convertible securities is anti-dilutive.

(q) Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

4. Wind-up of Riverside Operations

The Riverside facility did not achieve final completion of the facility in accordance with the requirements of the senior bond financing (the "bonds") and subordinated note financing for the facility. On October 25, 2000, CanFibre of Riverside Inc., a wholly owned subsidiary of the Company, voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code. By April 2001, the Company, in conjunction with the bondholders, decided to liquidate the assets of the Company with all of the estimated proceeds of $3,500,000 accruing to the bondholders.

In the June 2001 financial statements, the Company has recognized a gain of $6,237,945 ($22,747,252 in 2000) associated with the cessation of operations and liquidation of assets and liabilities.

5. Restricted Cash

Restricted cash is held pursuant to the terms of the Riverside and Lackawanna bond financings (note 7). As the funds are to be applied primarily to construction-in-progress or the settlement of non-current indebtedness, the restricted cash has been classified as a non-current asset.

(a) Lackawanna

Bond and loan proceeds received by CanFibre Lackawanna from the Erie County Industrial Development Agency (the "Agency") and Commerzbank Aktiengesellschaft ("Commerzbank") are held in trust by a trustee pursuant to agreements between the Agency, Commerzbank, CanFibre Lackawanna and the trustee. The release of funds from trust is subject to CanFibre Lackawanna providing specific appropriate evidence that the costs are related to the Lackawanna project.

In addition, pursuant to the Installment Sale Agreement, CanFibre Lackawanna is required to maintain additional restricted cash balances for construction funding or debt payment requirements.

(b) Riverside

Funds lent to CanFibre Riverside under the Riverside bonds issued by the California Pollution Control Financing Authority (the "Authority"), were held in trust pursuant to an agreement between the Authority and CanFibre Riverside. The restricted cash balances on account at Riverside were written off to the gain on wind-up of Riverside operations (note 4).

6. Kafus Industries Ltd. – Related Party Transactions

Kafus was the Company's parent. On August 22, 2000, the Supreme Court of British Columbia, adjudging Kafus to be bankrupt, made a Receiving Order. In 2001 and subsequent to the bankruptcy proceedings, it was established that Enron North America Corp., together with a small number of smaller creditors, had established ownership of the Company's share capital previously owned by Kafus.

At June 30, 2001, the Company had non-interest bearing, unsecured liabilities to Kafus (including its subsidiaries) of $0 (December 2000 - $2,312,688). (note 16)

(expressed in U.S. dollars)

7. Long-term Debt

(a) Lackawanna bonds

(i) Series 1998 bonds

On December 31, 1998, the Agency issued $25,000,000 in tax-exempt Series 1998 bonds and $65,000,000 in tax-exempt Series 1998 bonds (collectively the "Series 1998 Bonds"). The $25,000,000 tax-exempt bonds bear interest at 8.875% per annum payable semi-annually in arrears and mature December 1, 2013. The $65,000,000 tax-exempt bonds bear interest at 9.050% per annum payable semi-annually in arrears and mature December 1, 2025. The Agency lent all of the proceeds of the Series 1998 Bonds to CanFibre Lackawanna under an Installment Sale Agreement that bears terms equivalent to those of the Series 1998 Bonds.

The Series 1998 Bonds are subject to early redemption at CanFibre Lackawanna's option commencing December 2010, at redemption prices that are at a premium to the unpaid principal amount then outstanding.

The Series 1998 Bonds require increasing annual sinking fund installments commencing in 2002. Future annual mandatory sinking fund installments on the Series 1998 Bonds for each of the fiscal years ending December 31 are as follows:

2002	$ 1,235,000
2003	1,345,000
2004	1,470,000
Thereafter	85,950,000
	$90,000,000

Upon the occurrence of certain events, funds raised through the offering of the Series 1998 Bonds may be repaid by the Agency prior to maturity. Such a repayment would require an equivalent repayment by CanFibre Lackawanna under the Installment Sale Agreement.

The bonds are secured by all assets of CanFibre Lackawanna, including title to land, agreements, contracts, certificates, instruments, facility revenues, and other documents related to the Lackawanna facility.

(ii) Subordinated promissory note payable

Pursuant to agreements dated December 1, 1998 between Enron North America Corp. (previously Enron Capital Trade & Resource Corp.) (together with affiliates, "Enron"), Commerzbank and CanFibre Lackawanna, Commerzbank provided CanFibre Lackawanna with loan proceeds of $16,400,000, less prepaid interest of $1,924,805.

(expressed in U.S. dollars)

7. **Long-term Debt** - continued

The prepaid interest was deferred and amortized on a straight line basis to December 31, 2000, being the maturity date of the Commerzbank loan. Principal repayments under the loan are to be made under an irrevocable, direct pay letter of credit issued by Enron with limited recourse to CanFibre Lackawanna. The subordinated promissory note for $16,400,000 will be payable to Enron bearing interest at 12.51% per annum accrued from the inception of the note, payable quarterly commencing March 1, 2007. Quarterly principal installments commence in March 2007 with the final payment due December 2013. Principal repayments can be deferred based on available funds within designated trust fund accounts with full payment due December 1, 2015.

(iii) Subordinated loan agreement

Under the Subordinated Loan Agreement between Enron and CanFibre Lackawanna, Enron has provided CanFibre Lackawanna with a $25,000,000 credit facility through the provision of three irrevocable, direct pay letters of credit. In turn, CanFibre Lackawanna has issued three secured subordinated promissory notes payable aggregating $25,000,000 to evidence its commitments under this credit facility. Two letters of credit of $1,100,000 and $3,000,000, with the ability to be increased by $4,500,000, have been transferred by CanFibre Lackawanna to the trustee to satisfy certain minimum funding requirements under the Trust Indenture. Drawings by the trustee under these two letters of credit are contingent on the availability of funds in the trust accounts to meet certain qualifying expenditure requirements. At June 30, 2001, the $1,100,000 letter of credit and the $3,000,000 letter of credit were fully drawn. The $3,000,000 letter of credit was not increased by the $4,500,000 as disclosed above. The third letter of credit amounting to $16,400,000 was issued to Commerzbank to repay the principal under the loan proceeds advanced to CanFibre Lackawanna (note 7(a)(ii)).

In an agreement dated _____ between Enron and Nuveen Senior Loan Assets Management Inc. ("NSLAM"), the three subordinated promissory notes were assigned to NSLAM. (note 16).

(iii) Under the Subordinated Loan Agreement, CanFibre Lackawanna is subject to a 3% to 5% commitment fee, depending on the letter of credit, calculated on an average daily balance and payable quarterly, for unused amounts of the letters of credit discussed above.

In addition, as consideration for the credit facility, Kafus (note 6) issued 100,000 common shares to Enron and provided for $1,500,000 in structuring fees.

Under the terms of the Subordinated Loan Conversion Agreement between Enron and Kafus, Enron had the right to require Kafus to purchase any Eligible Deferred Principal (being any principal outstanding under the Subordinated Loan Agreement for which the due date has been deferred for one year by CanFibre Lackawanna) through the issuance of Kafus common shares at a purchase price equal to 75% of the then current trading price for the Kafus common shares.

(expressed in U.S. dollars)

7. **Long-term Debt** - continued

In addition, Enron had the right during the period between the completion date of the Lackawanna facility and the second anniversary to require Kafus to purchase the Eligible Conversion Principal of the subordinated loans. The Eligible Conversion Principal, as defined, effectively equals the outstanding principal obligation on the subordinated promissory notes payable elected by Enron for conversion provided such amount does not exceed 50% of the aggregate advances under the Subordinated Loan Agreement and does not exceed $7,000,000 during any consecutive 12 month period. The conversion price of the Kafus common shares for the Eligible Conversion Principal shall be equal to 85% of the then current trading price for the Kafus common shares subject to certain minimums and maximums as outlined in the agreement. These terms no longer apply due to the bankruptcy of Kafus.

(iv) Income participation certificate series 1998

In conjunction with the Subordinated Loan Agreement (note 10(a)(iii)), CanFibre Lackawanna provided Enron with 20 Units of a non-interest bearing Income Participation Certificate Series 1998 (the "Certificate") whereby Enron is to receive a percentage of the Lackawanna facility's cash flows. Each Unit represents a right to receive a 5% share of the distributions to be made under the Certificate subject to an annual maximum amount of $2,000,000. The amounts to be distributed to the holder of this Certificate and Preferred Interest in CanFibre Lackawanna shall be in respective portions of 20/27 and 7/27 of the Lackawanna facility's cash flows (as defined) for each year. Cash flow distributions shall commence upon the completion of the Lackawanna facility (as defined in the agreement) and continue for 12 years thereafter. Any cumulative shortfall on annual payments bear interest at 14%. Payments made under the Certificate had been guaranteed by Kafus.

Under an Income Participation Certificate Purchase Agreement between Kafus and Enron, commencing on the first anniversary of the completion date of the Lackawanna facility, Kafus could have been required by Enron to purchase the Certificate and Kafus could have, at its option, purchased the Certificate for $11,000,000, less the net present value of any amounts previously paid to Enron under the Certificate.

The exercise price would have been payable at Enron's option in cash or common shares of Kafus. These terms no longer apply due to the bankruptcy of Kafus.

The Certificate was recorded on issuance at its estimated value of $11,000,000 as an additional deferred financing cost with a corresponding liability.

(expressed in U.S. dollars)

7. **Long-term Debt** - continued

(v) *HSB Group, Inc.*

Effective December 31, 1998, HSB Group, Inc. ("HSB Group") issued a $3,000,000 irrevocable letter of credit, expiring January 31, 2001, in favour of Kafus (note 6) which was transferred to the trustee of the Lackawanna facility to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit are contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, Kafus issued a Secured Note in the amount of the lesser of $3,000,000 or the amounts drawn under the letter of credit, which Secured Note bears interest on the outstanding balance at 15% per annum compounded monthly with principal and interest due on December 31, 2000. Kafus is required to pay an annual commitment fee of 3.4% of the average daily unused amounts under the letter of credit. The Secured Note is secured by the pledge of Kafus common shares with a minimum fair value of $5,000,000 by a shareholder of Kafus. In conjunction with HSB Group's financing, Kafus issued 75,000 common shares to HSB Group as a structuring fee.

At January 31, 2001 $3,000,000 was drawn against the letter of credit

(vi) *Stone & Webster*

Pursuant to a Standby Equity Subscription Agreement dated December 31, 1998 between Stone & Webster Development Corporation ("SWDC") and CanFibre Lackawanna, SWDC issued a $3,500,000 irrevocable letter of credit, expiring January 31, 2001, in favour of the trustee of the Lackawanna project to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit are contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, CanFibre Lackawanna has granted SWDC an equity interest in the Junior Preference Interest of CanFibre Lackawanna for the actual drawings up to $3,500,000 under the letter of credit. The Junior Preference Interest holder is entitled to cumulative dividends at 10% per annum.

Under a Junior Preference Interest Conversion Agreement dated December 31, 1998 between SWDC and the Company, the holder of the Junior Preference Interest will have the right, at any time on or after the third anniversary of the completion date of the Lackawanna facility, to convert such Junior

Preference Interest into common shares of the Company at a price equal to the then current trading price for the Company's common shares. The Junior Preference Interest can be purchased by the Company at any time for a cash payment equal to SWDC's invested capital plus a 10% rate of return. At January 31, 2001, $3,500,000 was drawn against the letter of credit and accordingly, Junior Preference Interest of CanFibre Lackawanna has been granted.

(expressed in U.S. dollars)

7. **Long-term Debt** - continued

(a) Riverside

(i) Bonds

During 1997, the Authority issued $60,000,000 in tax-exempt Series 1997A bonds and $25,000,000 taxable Series 1997B bonds (the "Bonds"). The Authority lent all of the proceeds of the Bond offerings to CanFibre Riverside under loan agreements which bear terms that are equivalent to those of the Bonds. Access to these funds is restricted (note 5(b)).

These bonds were written down to $3,500,000 in 2000, based on the realizable value of their underlying security interests, as part of the accounting for the wind-up of the Riverside operation (note 4). The loan agreements are secured by a charge over all assets related to the Riverside project, including title to land, agreements, contracts, certificates, instruments and other documents related to the project.

The Series 1997A bonds were to bear interest at 9% per annum, payable semi-annually in arrears, maturing on July 1, 2019. The Series 1997B bonds issued to Enron, a security holder in the Company and certain subsidiaries, were to bear interest at 9.44% per annum, payable semi-annually in arrears, maturing on July 1, 2014.

(ii) Subordinated note payable

In July 1997, Enron provided to the trustee of the Riverside bonds a $15,000,000 letter of credit which, subject to certain conditions, the trustee could draw upon to fund specified costs. To the extent that the trustee drew on the letter of credit, the Company became liable for repayment of the amounts under a subordinated note with Enron. The letter of credit expired on April 30, 2000. Borrowings outstanding under the subordinated note were to bear interest at 14% per annum, due quarterly, with principal due quarterly beginning October 2006 with the balance due in July 2009. The Company pledged CanFibre Riverside's common stock and preferred stock as security for the subordinated note. At June 30, 2001, $15,000,000 (1999 - $12,241,668) had been drawn on this letter of credit. This subordinated note payable was written off as part of the accounting for the wind-up of the Riverside operation (note 4).

(expressed in U.S. dollars)

7. Long-term Debt - continued

(iii) Income participation certificate

Pursuant to the subordinated note payable with Enron, CanFibre Riverside issued 25 Units of a non-interest bearing Income Participation Certificate to Enron whereby Enron was to receive a percentage of the Riverside facility's cash flow (as defined). Each Unit represents the right to receive 1% of the Riverside facility's cash flow, after deducting certain items, beginning from the completion date of the Riverside facility (as defined in the agreement) until the later of July 1, 2009 or ten years from the completion date of the Riverside facility. CanFibre Riverside's payments to Enron under the Income Participation Certificate were guaranteed by Kafus (note 6). Pursuant to an Income Participation Certificate Purchase Agreement, commencing on the first anniversary of the completion date of the Riverside facility, Kafus would have been required by Enron to purchase the Income Participation Certificate from Enron for $12,500,000 less the net present value of any amounts previously paid to Enron by CanFibre Riverside under the certificate. Kafus could have, at its option, purchased the Income Participation Certificate from Enron for $15,000,000, less the net present value of any amounts previously paid on the certificate. The exercise price was payable, at Enron's option, in cash or common shares of Kafus. This income participation certificate was written off as part of the accounting for the wind-up of Riverside operations (note 4).

8. Notes Payable to Kafus Industries Ltd.

(a) Promissory note payable

Effective December 31, 1998, the Company issued a promissory note payable for $7,236,803 to Kafus bearing interest at prime calculated at the beginning of each year, compounded annually and maturing on December 31, 2001. The Note was issued in settlement of charges for structuring fees, project development costs, development fees and working capital requirements relating primarily to the Lackawanna project, including a development fee of $3,000,000 charged by Kafus on the Lackawanna project..

(b) Subordinated promissory note payable

On December 31, 1997, Enron and the Company entered into an agreement to amend the terms of a consulting service contract in exchange for a subordinated convertible promissory note (the "Subordinated Promissory Note") made by the Company and payable to Enron in the amount of $10,000,000. As at December 31, 1998, Kafus, Enron and the Company agreed to the assignment of the Subordinated Promissory Note from the Company to Kafus and the Company became obligated to Kafus for the remaining term of the Subordinated Promissory Note. The Subordinated Promissory Note bears interest at 10.20% per annum, compounded annually, and is due on December 31, 2003. At the Company's option, the Subordinated Promissory Note may be prepaid in full upon 30 days notice.

(expressed in U.S. dollars)

8. Notes Payable to Kafus Industries Ltd. - continued

The Subordinated Promissory Note is subordinated to obligations due to any bank, insurance company or other financial institution by the Company.

Kafus has the option to convert the outstanding principal amount of the Subordinated Promissory Note into the right to receive from the Company an amount equal to 5% of the available cash flow, as defined, from the Company and its subsidiaries from the time of conversion until July 31, 2007.

All of the Company's debts to Kafus In0dustries Ltd. were retired as part of an agreement between Enron, NSLAM, the Company and the management group of the Company. (note 16)

9. Deferred Credit

In 1998, CanFibre Riverside entered into a series of forward delivery agreements with financial institutions to hedge its exposure to interest rate fluctuations on two funds held by the trustee. Under these agreements, CanFibre Riverside received a lump sum fee of $5,765,884 as consideration for the future interest earnings potential on certain funds held in trust. The balance of this deferred credit was written off to the gain on wind-up of Riverside operations (note 4). In 1999, CanFibre Lackawanna entered into a similar arrangement and received payments aggregating $3,586,800. The proceeds from these forward delivery arrangements have been recorded as a deferred credit and are being amortized on a yield basis over the life of the forward delivery agreements

10. Non-controlling Interests

(a) CanFibre of Lackawanna

Pursuant to the Equity Subscription Agreement dated December 31, 1998, HSB Engineering acquired the Preferred Equity Interest in CanFibre Lackawanna for consideration equal to a $9,500,000 promissory note. The Preferred Interest holder in CanFibre Lackawanna is entitled to a percentage of the CanFibre Lackawanna's annual cash flows (as defined) to a maximum of $700,000 per annum and receives a preferential allocation of 90% of depreciation deductions and 12.5% of net loss amounts (as defined) as provided for under the Amended and Restated Limited Liability Company Agreement of CanFibre Lackawanna. The distributions shall commence upon the completion of the Lackawanna facility and continue for twelve years thereafter.

Under an Option Agreement dated December 31, 1998 between Kafus (note 6) and HSB Engineering, HSB Engineering has a put option and Kafus has a call option whereby Kafus could be required to purchase HSB Engineering's Preferred Equity Interest in CanFibre Lackawanna at anytime after the completion date of the Lackawanna facility and prior to the twelfth anniversary of completion date with the exception that the put option will commence one year after the completion date.

(expressed in U.S. dollars)

10. Non-controlling Interests - continued

Under the call option and put option, the exercise price shall be equal to the greater of (i) the tax amount payable by HSB Engineering as a result of the sale of its Preferred Equity Interest and (ii) the amount of HSB Engineering's capital contributions plus an amount sufficient to provide HSB Engineering with an after tax internal rate of return of 37% for the call option and an after tax internal rate of return of 33.5% for the put option.

On the exercise of the put or call option, up to the lesser of (i) 50% of the put or call price, as applicable, and (ii) $9,500,000 could have been paid in common shares of Kafus at the option of HSB Engineering.

In conjunction with HSB Engineering's equity financing, CanFibre Lackawanna paid HSB Engineering $500,000 in structuring fees and an engineering due diligence fee of $50,000.

(a) CanFibre Riverside

The Series A preference shares in CanFibre Riverside of $4,000,000 were to bear interest at 5% per annum and were subject to mandatory redemption on June 1, 2020. Dividends were payable in shares of Series B redeemable preferred stock in CanFibre Riverside at the liquidation value of $1,000 per share until July 1999, and subsequently in cash. These preference shares were written off to the gain on wind-up of Riverside (note 4).

11. Share Capital

(a) Authorized

Authorized share capital consists of an unlimited number of voting common shares without par value, and an unlimited number of specific shares issuable in series

Series A Preference shares, $0.01 per share, 5% convertible, redeemable, in CanFibre Riverside.

(b) Issued: 37,097,585 Common Shares

(expressed in U.S. dollars)

12. Contingencies

(a) Dieffenbacher Panel Production Systems GmbH

In February 1999, Dieffenbacher Panel Production Systems GmbH ("Dieffenbacher") provided a $750,000 letter of credit on behalf of CanFibre Lackawanna. In turn, CanFibre Lackawanna agreed to purchase certain equipment for the Lackawanna facility from Dieffenbacher at market prices. Drawings under the letter of credit are to be used for construction and related expenditures of the Lackawanna facility. The letter of credit expires January 2001. As at June 30, 2001, no amounts were outstanding under the letter of credit.

(b) Liens

As at June 30, 2001, approximately $6,300,000 of liens have been filed against the Lackawanna facility. As the ultimate liability for these liens cannot be determined at this time, the underlying amounts of these liens have not been recorded in these financial statements. The priority of the liens for the holders of the bonds and the holders of the subordinated debt that financed the facility relative to these liens has been insured as part of the faculty title insurance.

(c) Legal actions

(i) The Company and CanFibre Riverside, prior to the commencement of SWEC's bankruptcy proceedings, pursued an action against SWEC relating to the Riverside facility. In the Company's opinion, SWEC has failed to meet its performance criteria and obligations under the construction contract and accordingly has assessed and recorded penalties to SWEC totalling approximately $3.5 million pursuant to the construction contract. SWEC claims that it has met all performance criteria and is not liable under the contract for either the penalties or the lump sum penalty payment of $17.5 million due on January 18, 2000. SWEC is also seeking damages through arbitration of up to $8.0 million for breach of contract and additional costs as a result of alleged changes made to the project by the Company, and is requesting that the Company pay all outstanding construction and retainage payable amounts. CanFibre Riverside has commenced arbitration proceedings against SWEC in order to pursue its claims in excess of $45 million. The Company believes that it will ultimately prevail in its claims against SWEC, however, the actions by the Company and SWEC are in the preliminary stage and the outcome and amounts are not determinable. In the Company's opinion, the action by SWEC has no merit and the Company will successfully defend itself against the action. Accordingly, no amount has been recorded with respect to the action against the Company.

(expressed in U.S. dollars)

12. Contingencies - continued

(ii) Apollo Wood Recovery, Inc. ("Apollo"), a major supplier of waste wood has commenced arbitration against CanFibre Riverside and CanFibre U.S., Inc. seeking arbitration of certain claims by Apollo under a waste wood supply agreement between Apollo and CanFibre Riverside and certain agreements and alleged agreements between Apollo and CanFibre U.S., Inc. The action centers around the claim by Apollo that its method of calculating the amounts payable to Apollo under the contracts differs from that of CanFibre Riverside. If arbitration results in a new method of calculating the payments, this could have an impact on whether the Riverside MDF facility is a solid waste disposal facility for purposes of the tax exemption of interest on the Riverside Series 1997A Bonds. CanFibre Riverside believes that this arbitration is without merit as Apollo's position is contradicted by the express language of the contracts and the written certification made by Apollo to the counsel of the Series 1997A Bonds in connection with their issue.

(iii) The Company and CanFibre Lackawanna are currently pursuing an action against SWEC relating to the Lackawanna facility. In the Company's opinion, SWEC has not fulfilled their contractual obligations on account of them not paying the sub-contractors working on the CanFibre Lackawanna site. CanFibre Lackawanna then had to pay the sub-contractors an amount approximating $7,500,000 for services they had already paid for, to the Stone Webster Operating Company ("SWOC"). This amount has been debited to the accounts payable and accrued liabilities. SWOC is also seeking damages from CanFibre Lackawanna for non-performance of the contract due to CanFibre Lackawanna not paying them for the April/May, 2000 period before the contract was terminated. The totals credited to accounts payable and accrued liabilities on account of outstanding amounts to SWOC approximate $9,000,000. In the Company's opinion, the action by SWOC has no merit and, accordingly, no amount has been recorded in the accounts with respect to this action against the Company.

13. *Commitments*

Forintek license

On December 1, 1997, the Company entered into a head license agreement with Forintek Canada Corp. ("Forintek") entitling it to the use of certain technology rights in the production process of its MDF plants for a term of 15 years. Under the Agreement, the Company is required to pay Cdn. $75,000 in annual maintenance fees and Cdn. $500,000 royalty fee for each capital asset that incorporates the use of this technology. For each maintenance fee payment, Cdn. $50,000 shall be creditable against future royalties due.

14. Income Taxes

The Company and its subsidiaries have approximately $15,600,000 of non-capital losses carried forward available to reduce future years' taxable income until 2007 in its Canadian operations. Subsidiaries of the Company also have approximately $37,250,000 of net operating loss carried forward available until 2018 to reduce future years' taxable income in its U.S. operations. The benefit of these available loss carry forwards has not been recorded in the accounts.

15. Financial Instruments

(a) Fair value

The fair values of financial instruments included in current assets and liabilities (excluding payables to related parties) are estimated to equal their carrying values due to their ability for prompt liquidation or the short-term to their settlement. Although it is restricted as to use, the fair value of restricted cash is also currently estimated to be equal to its carrying value due to the form in which the funds are held.

The fair value of amounts payable and notes payable to related parties cannot be reasonably estimated due to the nature of the amounts due, the relationship between the related parties and the Company, and the lack of a ready market for the related party obligations.

The fair value of the Lackawanna bonds has been estimated by management to not be materially different from their carrying values as they do not believe there has been any significant change in the risk or return profile on the bonds since the date of their issuance. The fair value of the other indebtedness is not reasonably and practically determinable given the unique project financing nature of the indebtedness, Enron's other business relationships with the Company, and the lack of a ready public market for such financing arrangements.

(b) Interest rate risk

Terms of outstanding long-term debt are disclosed in note 9. As indebtedness bears interest at fixed rates, no material interest rate risk exists.

(c) Currency fluctuation risk

The Company has not entered into any foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations or these financial statements. However, as the majority of assets and liabilities are located in the United States and originally denominated in U.S. dollars, management believes any significant foreign currency fluctuation risk is mitigated.

(expressed in U.S. dollars)

15. Subsequent Events

On or about July 5, 2001, 1105890 Ontario Ltd. ("1105890"), a company owned by Chris Carl, the president and CEO of the Company, acting on behalf of the management committee of the Company, entered into an agreement to purchase 83.5% of the issued and outstanding common shares of the Company from ECT Merchant Investments Corp. ("ECT"). The transaction also involved the settlement of certain debts of the Company.

Until recently, Kafus Industries Ltd. ("Kafus") owned approximately 85% of the Company's issued and outstanding common shares. Kafus was petitioned into bankruptcy in August 2000 by its second largest shareholder, and largest creditor, ECT Merchant Investments Corp. ("ECT", then known as Enron Capital & Trade). PricewaterhouseCoopers, Inc. was appointed the Trustee of Kafus' estate. That estate included 30,976,607 shares of the Company held by Kafus and certain debts totaling $23,656,803 (approximately Cdn.$32,500,000) owed by the Company to Kafus.

ECT applied for, and was granted, an order (the "Section 38 Order") under s.38 of the *Bankruptcy and Insolvency Act* (Canada) assigning the shares and the debts to ECT. Six other creditors (the "Section 38 Creditors") joined ECT in the application. ECT's claims accounted for 95% of the value of the subject of the Section 38 Order. ECT formally took possession of the shares and debts in April 2001. Through verbal communication with ECT and their counsel, management of the Company learned that ECT did not wish to continue to be involved in any of the Company's projects or companies. The management committee of the Company ("Management") offered to acquire all of the Shares and to arrange for the settlement of the Debts.

As a requisite part of the purchase of the shares and cancellation of the debts, releases were obtained from all of the Section 38 Creditors (releasing their claims in favour of ECT), and certain creditors of the Company and its subsidiaries. In return for releasing their claims, the Section 38 Creditors received a sum of cash and 5,156,953 shares on a flow-through basis immediately following receipt of the shares from ECT.

Because of the significant impact of the transaction, the retirement of debts to Kafus and its subsidiary companies has been reflected in the June 30, 2001 statements.

Consolidated Financial Statements of

THE CANFIBRE GROUP LTD.

(expressed in U.S. dollars)

For the Nine Month Period Ending September 30, 2001

(Unaudited and Prepared Internally by Management)

THE CANFIBRE GROUP LTD.

Consolidated Balance Sheet
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

	September 30, 2001	December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 228,228	$ 890,113
Accounts receivable	447,759	120,309
Inventory	1,875,101	1,079,161
Advances, prepaids and other	576,983	290,794
Prepaid interest - current portion	-	-
	3,128,071	2,380,377
Restricted cash (note 5)	12,298,660	14,852,439
Capital assets	105,386,579	89,807,492
	120,813,310	107,040,308
Intangible assets:		
Deferred financing costs, net of accumulated amortization	17,256,525	17,465,536
Deferred start up costs	4,417,954	4,415,320
	21,674,479	21,880,856
	$ 142,487,789	$ 128,921,164

	September 30, 2001	December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,365,377	$ 1,887,331
Loan payable	192,124	192,124
Payable to related parties (note 6)	-	2,312,688
	2,557,501	4,392,143
Payables funded by restricted cash:		
Construction-in-progress	1,391,449	1,734,192
Interest payable	4,725,729	744,782
	8,674,679	6,871,117
Long-term debt (note 7)	128,900,000	122,000,000
Notes payable to Kafus Industries Ltd. (note 8)	-	21,344,080
Deferred credit, net of accumulated amortization	3,235,245	3,324,915
Non-controlling interests (note 10)	8,886,075	8,904,025
	149,695,999	162,444,137
Shareholders' equity:		
Share capital (note 11)	32,216,774	32,216,774
Deficit	(40,207,392)	(65,868,464)
Cumulative translation adjustment	782,408	128,717
	(7,208,210)	(33,522,973)
Operations (note 2)		
Contingencies (note 12)		
Commitments (note 13)		
	$ 142,487,789	$ 128,921,164

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board:

"Christopher Carl" Director

"George De Cristoforo" Director

THE CANFIBRE GROUP LTD.

Consolidated Statement of Operations and Deficit
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

Nine Months Ended	September 30, 2001	September 30, 2000
Revenue:		
Sales	$ 1,954,524	$ 3,727,561
Interest and dividend income	119,401	158,829
	2,073,925	3,886,390
Expenses		
Cost of sales	5,562,080	12,133,340
Interest, including amortization of deferred financing costs	7,474,041	27,131,556
Write-down and amortization of assets (note 14)	3,161,422	13,913,607
Salaries and benefits	189,002	1,598,723
Consulting, management and professional fees	2,002,986	3,799,239
Office and general	280,600	1,759,299
	18,670,131	60,335,764
Loss before undernoted	(16,596,206)	(56,449,374)
Other (income) loss		
Foreign exchange gain	10,245	-
Gain on settlement of Kafus debt	(25,776,331)	-
Gain on wind-up of Riverside (note 4)	(16,473,243)	-
Write-off of investment in Kafus Industries Ltd.	-	-
	(42,239,329)	-
Loss before non-controlling interests	25,643,123	(56,449,374)
Dividends payable to non-controlling interest	0	(100,000)
Non-controlling interest share of loss	17,950	110,274
Net gain (loss)	25,661,073	(56,439,100)
Deficit, beginning of period	(65,868,465)	(23,340,861)
Deficit, end of period	$ (40,207,392)	$ (79,779,961)
Profit (loss) per share	$ 0.69	$ (1.52)

See accompanying notes to consolidated financial statements.

THE CANFIBRE GROUP LTD.

Consolidated Statement of Cash Flows
(expressed in U.S. dollars)

(Unaudited and Prepared Internally by Management)

Nine Months Ended	September 30, 2001	September 30, 2000
Cash flows from operating activities		
Net profit (loss)	$ 25,661,073	$ (56,439,100)
Add items not involving cash:		
Accrued interest added to principal balance of due to related parties	-	-
Amortization and write-down of assets	3,161,422	13,913,607
Amortization of prepaid interest costs included in interest expense	-	721,797
Amortization of deferred financing costs included in interest expense	209,011	20,024,992
Amortization of deferred credit included in interest income	(89,670)	6,371,978
Write-down of investment in Kafus Industries Ltd.	-	257,818
Write-down of intangible assets	-	14,513,343
Retirement of debt to Kafus Industries Ltd	(23,656,768)	-
Gain on foreign exchange	-	(153,694)
Non-controlling interest	(17,950)	(110,274)
	5,267,118	(899,533)
Net change in non-cash working capital items	(931,535)	10,148,805
Cash flows from operating activities	4,335,583	9,249,272
Cash flows from financing activities		
Increase in notes payable	6,900,000	5,059,561
Promissary notes receivable repayments	-	3,300,000
Increase in preferred shares	-	-
Deferred financing costs	-	-
Loan payable	-	(192,124)
Change in interest payable	3,980,947	-
Due to related parties	-	4,655,363
Net change in foreign currency translation	653,691	-
Cash flows provided by financing activities	11,534,638	12,822,800
Cash flows from investing activities		
Additions to capital assets	(18,740,509)	(54,401,779)
Deferred start-up costs	(2,634)	-
Restricted cash	2,553,779	34,497,304
Changes in accounts payable and accrued liabilities related to construction-in-progress	(342,743)	(2,731,425)
Cash flows from investing activities	(16,532,107)	(22,635,900)
Increase (decrease) in cash and cash equivalents	(661,886)	(563,828)
Cash and cash equivalents, beginning of period	890,113	1,104,051
Cash and cash equivalents, end of period	$ 228,227	$ 540,223

See accompanying notes to consolidated financial statements.

(expressed in U.S. dollars)

1. General:

These consolidated financial statements include the accounts of the Company and its subsidiaries, the common shares of all of which are wholly-owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly-owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated.

These unaudited financial statements do not include all information and footnote disclosures required under generally accepted accounting principles in Canada or a complete set of financial statements. Interim results for the period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual financial statements for the fiscal year ended December 31, 2000.

2. Going concern and future operations:

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The CanFibre Group Ltd. (together with its subsidiaries, the "Company") was incorporated on March 30, 1984 under the laws of The Province of Ontario. It operates as a single operating and geographic segment.

The Company, through CanFibre Riverside and CanFibre Lackawanna, received two separate allocations of tax exempt bonds. The proceeds have been used to finance the construction of medium density fibreboard ("MDF") plants located in Riverside, California and Lackawanna, New York. In 1997, CanFibre Riverside acquired the land for the Riverside project and commenced development activities. Most of the construction of the project was completed in July 1999, and commercial operations commenced in the second quarter of 2000. In May 2001, the Company wound up the Riverside operation (note 4).

In 1998, CanFibre Lackawanna acquired the land for the Lackawanna project and commenced construction. Significant project construction commenced in 1999 and was substantially completed in 2000. Plant commissioning and product development took place in 2001 and commercial operations are expected to commence in late 2001 or early 2002.

Delays in completion of the Lackawanna facility resulted from the termination on May 2, 2000, by the Company of its engineering, procurement and construction contract with Stone & Webster Engineering Corporation ("SWEC"). Contingency funds were used to cover payments that SWEC failed to make to sub-contractors and vendors. Additional funds were then required to cover start-up expenditures. The Company was granted approval by its secured creditors to use restricted cash for this purpose but additional capital is required. As of November 26, 2001, the Company has not been able to generate positive cash flows from its operations and is experiencing a critical working capital shortage.

Liquidity has also been adversely affected by the bankruptcy of Kafus Industries Ltd. ("Kafus") (note 6). Kafus was the Company's parent company, and has ceased to provide additional funding. The Company has suffered recurring losses and has not generated profitable operations since inception. Production costs have been adversely affected due to seasonal and regional energy costs increasing significantly.

2. Going concern and future operations - continued

The continuance of the Company as a going concern is dependent on obtaining additional financing and the avoidance of any cash costs from early mandatory redemptions of debt. Management of the Company is currently exploring alternatives for obtaining this additional capital. If the Company is unable to achieve these objectives, it may be obligated to liquidate certain assets in settlement of liabilities and the value received on settlement may be less than the assets' carrying value, as occurred in Riverside (note 4).

The continuance of the Company as a going concern is also dependant on an orderly transition to, and the resulting attainment of, profitable operations. CanFibre Lackawanna is expected to commence commercial operations in the fourth quarter of 2001. Management expects that the experience gained with CanFibre Riverside will result in the successful transfer of the Lackawanna facility from the development to operating stages.

3. Significant Accounting Policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) Subsidiaries

The common shares of the Company's subsidiaries are wholly owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates to these financial statements primarily relate to the underlying value and recoverability of capital and intangible assets, which are dependent upon the completion of projects in progress and the attainment of profitable operations.

(c) Foreign currency translation

These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations is located in the United States and is conducted in U.S. dollars. Certain operations within the consolidated entity use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average exchange rate for the period for amounts included in the determination of income.

3. **Significant Accounting Policies** - continued

Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity in the consolidated balance sheet.

Other foreign exchange gains and losses are included in income.

(a) Cash and cash equivalents

Cash and cash equivalents consists of cash, demand deposits with banks and highly liquid investments with maturity dates at purchase of three months or less.

(b) Inventory

Inventory consists of wood chips, raw wood, resin, wax, work-in-progress and finished goods, and is stated at the lower of cost and market. Cost is determined on a first-in, first-out basis.

(c) Capital assets

Capital assets are recorded at cost, including capitalized interest and other direct development costs. Capital assets represented by construction-in-progress will be amortized upon commencement of commercial operations over the specific assets' estimated useful lives. Management defines the reaching of commercial operations as the quarter in which a facility has the capability to produce at 50% of capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. Other capital assets are amortized over their estimated useful lives. The carrying value of CanFibre Riverside capital assets was reduced to liquidation values at December 31, 2000 (note 4).

Interest income earned and interest costs incurred on tax-exempt bonds are capitalized to construction-in-progress in respect of the facility to which the bond financing relates. Interest income on taxable bonds is recognized as revenue when earned. Interest expense incurred on the taxable bonds is capitalized to the extent of the amount of funds utilized for construction-in-progress with the excess recognized as interest expense.

(g) Deferred financing costs

The costs of obtaining long-term debt are deferred and amortized on a yield basis over the term of the related debt. Costs and accumulated amortization relating to obtaining long-term debt for the Riverside facility were written off in 2000 (note 4).

(h) Acquired revenue contract

The cost of the acquired revenue contract is stated at cost and amortized on a straight-line basis over 10 years. The cost and accumulated amortization was fully written off in 2000.

3. **Significant Accounting Policies** - continued

(i) License and technology rights

License and technology rights acquired to develop the Company's wood products technology are stated at cost. License rights incurred during the development stage are deferred and recorded at cost. The cost and accumulated amortization of the license and technology rights were fully written off in 2000.

(j) Deferred project development costs

Costs incurred, net of recoveries, associated with the Company's development of markets for its products are capitalized. These costs will be charged to income over the estimated useful life of the products, not to exceed five years, commencing with commercial operations of the Company's facilities. Deferred project development costs related to the Riverside facility were fully written off in 2000.

(k) Deferred start-up costs

Costs associated with the start-up of new MDF plants include product line testing and pre-operating period expenditures (net of incidental revenues) and are being deferred until the related plants commence commercial operations at which time they will be amortized over a period of five years. Deferred start-up costs relating to the Riverside facility have been fully written off in 2000 (note 4).

(l) Net recoverable value of capital and intangible assets

On an ongoing basis, management reviews the valuation and amortization of the capital and intangible assets, taking into consideration any events and circumstances, which might have impaired the fair value and estimated future cash flows from the related operation. Capital and intangible assets are written down to their net recoverable amount when declines in the estimated value of the underlying operation are considered to be other than temporary.

(m) Revenue recognition

Revenue will be recognized when products are shipped to the customer and no significant vendor obligation remains.

(expressed in U.S. dollars)

3. Significant Accounting Policies - continued

(n) Future income taxes

Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the recommendations, the *liability method of tax allocations* is used, based on differences between the financial and tax bases of reporting assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The recommendations were applied retroactively. The effect of the recommendations on the operating financial statements for the year ended December 31, 2000 was insignificant and, therefore, no adjustment was made.

(o) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 11(c). No compensation expense is recognized for this plan when stock options are issued to employees, as the exercise price of the option is equal to the market value of the common shares on the date of grant. Any consideration paid by the employees on exercise of stock options is credited to share capital.

(p) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. This average includes as outstanding common shares, shares issued in a reporting period from the date of issuance. Fully diluted per share amounts are not presented, as the effect of outstanding convertible securities is anti-dilutive.

(q) Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

4. Wind-up of Riverside Operations

The Riverside facility did not achieve Final Completion as defined in the Indenture of Trust related to the issuance of the senior bond financing (the "bonds") and subordinated note financing for the facility. On October 25, 2000, CanFibre of Riverside Inc., a wholly owned subsidiary of the Company, voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code. By April 2001, the Company, in conjunction with the bondholders, decided to liquidate the assets of the Company with all of the estimated proceeds accruing to the bondholders.

In the September 2001 financial statements, the Company has recognized a gain of $16,473,243 ($22,747,252 in 2000) associated with the cessation of operations and liquidation of assets and liabilities.

(expressed in U.S. dollars)

5. Restricted Cash

Restricted cash is held pursuant to the terms of the Riverside and Lackawanna bond financings (note 7). As the funds are to be applied primarily to construction-in-progress or the settlement of non-current indebtedness, the restricted cash has been classified as a non-current asset.

(a) Lackawanna

Bond and loan proceeds received by CanFibre Lackawanna from the Erie County Industrial Development Agency (the "Agency") are held in trust by a trustee pursuant to agreements between the Agency, CanFibre Lackawanna and the trustee. The release of funds from trust is subject to CanFibre Lackawanna providing specific appropriate evidence that the costs are related to the Lackawanna project.

In addition, pursuant to the Installment Sale Agreement, CanFibre Lackawanna is required to maintain additional restricted cash balances for construction funding or debt payment requirements.

(b) Riverside

Funds lent to CanFibre Riverside under the Riverside bonds issued by the California Pollution Control Financing Authority (the "Authority"), were held in trust pursuant to an agreement between the Authority and CanFibre Riverside. The restricted cash balances on account at Riverside were charged against the gain on wind-up of Riverside operations (note 4).

6. Kafus Industries Ltd. – Related Party Transactions

Until April 2001, Kafus Industries Ltd. ("Kafus") owned approximately 85% of the Company's issued and outstanding common shares. Kafus was petitioned into bankruptcy in August 2000 by its second largest shareholder, and largest creditor, ECT Merchant Investments Corp. ("ECT", then known as Enron Capital & Trade). PricewaterhouseCoopers, Inc. was appointed the Trustee of Kafus' estate. That estate included 30,976,607 shares of the Company held by Kafus and certain debts totaling $23,656,803 (approximately Cdn.$32,500,000) owed by the Company to Kafus.

ECT applied for, and was granted, an order (the "Section 38 Order") under s.38 of the *Bankruptcy and Insolvency Act* (Canada) assigning the shares and the debts to ECT. Six other creditors (the "Section 38 Creditors") joined ECT in the application. ECT's claims accounted for 95% of the value of the subject of the Section 38 Order. ECT formally took possession of the shares and debts in April 2001. Through verbal communication with ECT and their counsel, management of the Company learned that ECT did not wish to continue to be involved in any of the Company's projects or companies. The management committee of the Company ("Management") offered to acquire all of the Shares and to arrange for the settlement of the Debts.

(expressed in U.S. dollars)

6. Kafus Industries Ltd. – Related Party Transactions - continued

On or about July 5, 2001, 1105890 Ontario Ltd. ("1105890"), a company wholly owned by Christopher Carl, the president and CEO of the Company, acting on behalf of the management committee of the Company, entered into an agreement to purchase 83.5% of the issued and outstanding common shares of the Company from ECT Merchant Investments Corp. ("ECT"). The transaction also involved the settlement of certain debts of the Company.

As a requisite part of the purchase of the shares and cancellation of the debts, releases were obtained from all of the Section 38 Creditors (releasing their claims in favor of ECT), and certain creditors of the Company and its subsidiaries. In return for releasing their claims, the Section 38 Creditors received 5,156,953 shares (approximately 13.9% of the issued and outstanding common shares of the company) on a flow-through basis immediately following receipt of the shares from ECT.

7. Long-term Debt

(a) Lackawanna bonds

(i) Series 1998 bonds

On December 31, 1998, the Agency issued $25,000,000 in tax-exempt Series 1998 bonds and $65,000,000 in tax-exempt Series 1998 bonds (collectively the "Series 1998 Bonds"). The $25,000,000 tax-exempt bonds bear interest at 8.875% per annum payable semi-annually in arrears and mature December 1, 2013. The $65,000,000 tax-exempt bonds bear interest at 9.050% per annum payable semi-annually in arrears and mature December 1, 2025. The Agency lent all of the proceeds of the Series 1998 Bonds to CanFibre Lackawanna under an Installment Sale Agreement that bears terms equivalent to those of the Series 1998 Bonds.

The Series 1998 Bonds are subject to early redemption at CanFibre Lackawanna's option commencing December 2010, at redemption prices that are at a premium to the unpaid principal amount then outstanding.

The Series 1998 Bonds require increasing annual sinking fund installments commencing in 2002. Future annual mandatory sinking fund installments on the Series 1998 Bonds for each of the fiscal years ending December 31 are as follows:

2002	$ 1,235,000
2003	1,345,000
2004	1,470,000
Thereafter	85,950,000
	$90,000,000

Upon the occurrence of certain events, funds raised through the offering of the Series 1998 Bonds may be repaid by the Agency prior to maturity. Such a repayment would require an equivalent repayment by CanFibre Lackawanna under the Installment Sale Agreement.

(expressed in U.S. dollars)

7. **Long-term Debt** - continued

The bonds are secured by all assets of CanFibre Lackawanna, including title to land, agreements, contracts, certificates, instruments, facility revenues, and other documents related to the Lackawanna facility. No security is provided by the parent Company.

(ii) *Subordinated promissory note payable*

Pursuant to agreements dated December 1, 1998 between Enron North America Corp. (previously Enron Capital Trade & Resource Corp.) (together with affiliates, "Enron"), Commerzbank and CanFibre Lackawanna, Commerzbank provided CanFibre Lackawanna with loan proceeds of $16,400,000, less prepaid interest of $1,924,805.

The prepaid interest was deferred and amortized on a straight line basis to December 31, 2000, being the maturity date of the Commerzbank loan. Principal repayments under the loan are to be made under an irrevocable, direct pay letter of credit issued by Enron with limited recourse to CanFibre Lackawanna. The subordinated promissory note for $16,400,000 will be payable to Enron bearing interest at 12.51% per annum accrued from the inception of the note, payable quarterly commencing March 1, 2007. Quarterly principal installments commence in March 2007 with the final payment due December 2013. Principal repayments can be deferred based on available funds within designated trust fund accounts with full payment due December 1, 2015.

(iii) *Subordinated loan agreement*

Under the Subordinated Loan Agreement between Enron and CanFibre Lackawanna, Enron provided CanFibre Lackawanna with a $25,000,000 credit facility through the provision of three irrevocable, direct pay letters of credit. In turn, CanFibre Lackawanna has issued three secured subordinated promissory notes payable aggregating $25,000,000 to evidence its commitments under this credit facility. Two letters of credit of $1,100,000 and $3,000,000 have been transferred by CanFibre Lackawanna to the trustee to satisfy certain minimum funding requirements under the Trust Indenture. Drawings by the trustee under these two letters of credit are contingent on the availability of funds in the trust accounts to meet certain qualifying expenditure requirements. At September 30, 2001, the $1,100,000 letter of credit and the $3,000,000 letter of credit were fully drawn. The third letter of credit amounting to $16,400,000 was issued to Commerzbank to repay the principal under the loan proceeds advanced to CanFibre Lackawanna (note 7(a)(ii)).

In an agreement between Enron and Nuveen Senior Loan Assets Management Inc. ("NSLAM"), the three subordinated promissory notes were assigned to NSLAM. Enron no longer has any financial interest in the Company or any of its subsidiaries.

(expressed in U.S. dollars)

7. Long-term Debt - continued

(iii) Under the Subordinated Loan Agreement, CanFibre Lackawanna is subject to a 3% to 5% commitment fee, depending on the letter of credit, calculated on an average daily balance and payable quarterly, for unused amounts of the letters of credit discussed above.

In addition, as consideration for the credit facility, Kafus (note 6) issued 100,000 common shares to Enron and provided for $1,500,000 in structuring fees.

Under the terms of the Subordinated Loan Conversion Agreement between Enron and Kafus, Enron had the right to require Kafus to purchase any Eligible Deferred Principal (being any principal outstanding under the Subordinated Loan Agreement for which the due date has been deferred for one year by CanFibre Lackawanna) through the issuance of Kafus common shares at a purchase price equal to 75% of the then current trading price for the Kafus common shares.

In addition, Enron had the right during the period between the completion date of the Lackawanna facility and the second anniversary to require Kafus to purchase the Eligible Conversion Principal of the subordinated loans. The Eligible Conversion Principal, as defined, effectively equals the outstanding principal obligation on the subordinated promissory notes payable elected by Enron for conversion provided such amount does not exceed 50% of the aggregate advances under the Subordinated Loan Agreement and does not exceed $7,000,000 during any consecutive 12 month period. The conversion price of the Kafus common shares for the Eligible Conversion Principal shall be equal to 85% of the then current trading price for the Kafus common shares subject to certain minimums and maximums as outlined in the agreement. These terms no longer apply due to the bankruptcy of Kafus.

(iv) Income participation certificate series 1998

In conjunction with the Subordinated Loan Agreement (note 10(a)(iii)), CanFibre Lackawanna provided Enron with 20 Units of a non-interest bearing Income Participation Certificate Series 1998 (the "Certificate") whereby Enron is to receive a percentage of the Lackawanna facility's cash flows. Each Unit represents a right to receive a 5% share of the distributions to be made under the Certificate subject to an annual maximum amount of $2,000,000. The amounts to be distributed to the holder of this Certificate and Preferred Interest in CanFibre Lackawanna shall be in respective portions of 20/27 and 7/27 of the Lackawanna facility's cash flows (as defined) for each year. Cash flow distributions shall commence upon the completion of the Lackawanna facility (as defined in the agreement) and continue for 12 years thereafter. Any cumulative shortfall on annual payments bear interest at 14%. Payments made under the Certificate had been guaranteed by Kafus.

(expressed in U.S. dollars)

7. Long-term Debt - continued

Under an Income Participation Certificate Purchase Agreement between Kafus and Enron, commencing on the first anniversary of the completion date of the Lackawanna facility, Kafus could have been required by Enron to purchase the Certificate and Kafus could have, at its option, purchased the Certificate for $11,000,000, less the net present value of any amounts previously paid to Enron under the Certificate.

The exercise price would have been payable at Enron's option in cash or common shares of Kafus. These terms no longer apply due to the bankruptcy of Kafus.

The Certificate was recorded on issuance at its estimated value of $11,000,000 as an additional deferred financing cost with a corresponding liability.

(vi) *Stone & Webster*

Pursuant to a Standby Equity Subscription Agreement dated December 31, 1998 between Stone & Webster Development Corporation ("SWDC") and CanFibre Lackawanna, SWDC issued a $3,500,000 irrevocable letter of credit, expiring January 31, 2001, in favour of the trustee of the Lackawanna project to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit are contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, CanFibre Lackawanna has granted SWDC an equity interest in the Junior Preference Interest of CanFibre Lackawanna for the actual drawings up to $3,500,000 under the letter of credit. The Junior Preference Interest holder is entitled to cumulative dividends at 10% per annum.

Under a Junior Preference Interest Conversion Agreement dated December 31, 1998 between SWDC and the Company, the holder of the Junior Preference Interest will have the right, at any time on or after the third anniversary of the completion date of the Lackawanna facility, to convert such Junior Preference Interest into common shares of the Company at a price equal to the then current trading price for the Company's common shares. The Junior Preference Interest can be purchased by the Company at any time for a cash payment equal to SWDC's invested capital plus a 10% rate of return. At January 31, 2001, $3,500,000 was drawn against the letter of credit and accordingly, Junior Preference Interest of CanFibre Lackawanna has been granted.

(b) Riverside

(i) *Bonds*

During 1997, the Authority issued $60,000,000 in tax-exempt Series 1997A bonds and $25,000,000 taxable Series 1997B bonds (the "Bonds"). The Authority lent all of the proceeds of the Bond offerings to CanFibre Riverside under loan agreements which bear terms that are equivalent to those of the Bonds. Access to these funds is restricted (note 5(b)).

(expressed in U.S. dollars)

7. Long-term Debt - continued

These bonds were written down to $3,500,000 in 2000, based on the realizable value of their underlying security interests, as part of the accounting for the wind-up of the Riverside operation (note 4). The loan agreements are secured by a charge over all assets related to the Riverside project, including title to land, agreements, contracts, certificates, instruments and other documents related to the project.

The Series 1997A bonds were to bear interest at 9% per annum, payable semi-annually in arrears, maturing on July 1, 2019. The Series 1997B bonds issued to Enron, a security holder in the Company and certain subsidiaries, were to bear interest at 9.44% per annum, payable semi-annually in arrears, maturing on July 1, 2014.

(ii) Subordinated note payable

In July 1997, Enron provided to the trustee of the Riverside bonds a $15,000,000 letter of credit which, subject to certain conditions, the trustee could draw upon to fund specified costs. To the extent that the trustee drew on the letter of credit, the Company became liable for repayment of the amounts under a subordinated note with Enron. The letter of credit expired on April 30, 2000. Borrowings outstanding under the subordinated note were to bear interest at 14% per annum, due quarterly, with principal due quarterly beginning October 2006 with the balance due in July 2009. The Company pledged CanFibre Riverside's common stock and preferred stock as security for the subordinated note. At September 30, 2001, $15,000,000 (1999 - $12,241,668) had been drawn on this letter of credit. This item has been eliminated as part of the wind-up of Riverside (note 4).

(iii) Income participation certificate

Pursuant to the subordinated note payable with Enron, CanFibre Riverside issued 25 Units of a non-interest bearing Income Participation Certificate to Enron whereby Enron was to receive a percentage of the Riverside facility's cash flow (as defined). Each Unit represents the right to receive 1% of the Riverside facility's cash flow, after deducting certain items, beginning from the completion date of the Riverside facility (as defined in the agreement) until the later of July 1, 2009 or ten years from the completion date of the Riverside facility. CanFibre Riverside's payments to Enron under the Income Participation Certificate were guaranteed by Kafus (note 6). Pursuant to an Income Participation Certificate Purchase Agreement, commencing on the first anniversary of the completion date of the Riverside facility, Kafus would have been required by Enron to purchase the Income Participation Certificate from Enron for $12,500,000 less the net present value of any amounts previously paid to Enron by CanFibre Riverside under the certificate. Kafus could have, at its option, purchased the Income Participation Certificate from Enron for $15,000,000, less the net present value of any amounts previously paid on the certificate. The exercise price was payable, at Enron's option, in cash or common shares of Kafus This item has been eliminated as part of the wind-up of Riverside (note 4).

(expressed in U.S. dollars)

8. Notes Payable to Kafus Industries Ltd.

All amounts payable to Kafus Industries Ltd. have been eliminated subsequent to the purchase of shares and debt from ECT (note 6).

(a) Promissory note payable

Effective December 31, 1998, the Company issued a promissory note payable for $7,236,803 to Kafus bearing interest at prime calculated at the beginning of each year, compounded annually and maturing on December 31, 2001. The Note was issued in settlement of charges for structuring fees, project development costs, development fees and working capital requirements relating primarily to the Lackawanna project, including a development fee of $3,000,000 charged by Kafus on the Lackawanna project.

(b) Subordinated promissory note payable

On December 31, 1997, Enron and the Company entered into an agreement to amend the terms of a consulting service contract in exchange for a subordinated convertible promissory note (the "Subordinated Promissory Note") made by the Company and payable to Enron in the amount of $10,000,000. As at December 31, 1998, Kafus, Enron and the Company agreed to the assignment of the Subordinated Promissory Note from the Company to Kafus and the Company became obligated to Kafus for the remaining term of the Subordinated Promissory Note. The Subordinated Promissory Note bears interest at 10.20% per annum, compounded annually, and is due on December 31, 2003. At the Company's option, the Subordinated Promissory Note may be prepaid in full upon 30 days notice.

The Subordinated Promissory Note is subordinated to obligations due to any bank, insurance company or other financial institution by the Company.

Kafus has the option to convert the outstanding principal amount of the Subordinated Promissory Note into the right to receive from the Company an amount equal to 5% of the available cash flow, as defined, from the Company and its subsidiaries from the time of conversion until July 31, 2007.

All of the Company's debts to Kafus Industries Ltd. were retired as part of an agreement between Enron, NSLAM, the Company and the management group of the Company. (note 6)

(c) Standby Letter of Credit

Effective December 31, 1998, HSB Group, Inc. ("HSB Group") issued a $3,000,000 irrevocable letter of credit, expiring January 31, 2001, in favour of Kafus (note 6) which was transferred to the trustee of the Lackawanna facility to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit are contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, Kafus issued a Secured Note in the amount of the lesser of $3,000,000 or the amounts drawn under the letter of credit, which Secured Note bears interest on the outstanding balance at 15% per annum compounded monthly with principal and interest due on December 31, 2000. Kafus is required to pay an annual commitment fee of 3.4% of the average daily unused amounts under the letter of credit. The Secured Note is secured by the pledge of Kafus common shares with a minimum fair value of $5,000,000 by a shareholder of Kafus. In conjunction with HSB Group's financing, Kafus issued 75,000 common shares to HSB Group as a structuring fee.

(expressed in U.S. dollars)

8. Notes Payable to Kafus Industries Ltd. – continued

At January 31, 2001 $3,000,000 was drawn against the letter of credit. This amount is not reflected in the financial statements because it is an obligation of Kafus and not the Company.

9. Deferred Credit

In 1998, CanFibre Riverside entered into a series of forward delivery agreements with financial institutions to hedge its exposure to interest rate fluctuations on two funds held by the trustee. Under these agreements, CanFibre Riverside received a lump sum fee of $5,765,884 as consideration for the future interest earnings potential on certain funds held in trust. The balance of this deferred credit was written off to the gain on wind-up of Riverside operations (note 4). In 1999, CanFibre Lackawanna entered into a similar arrangement and received payments aggregating $3,586,800. The proceeds from these forward delivery arrangements have been recorded as a deferred credit and are being amo rtized on a yield basis over the life of the forward delivery agreements

10. Non-controlling Interests

(a) CanFibre of Lackawanna

Pursuant to the Equity Subscription Agreement dated December 31, 1998, HSB Engineering acquired the Preferred Equity Interest in CanFibre Lackawanna for consideration equal to a $9,500,000 promissory note. The Preferred Interest holder in CanFibre Lackawanna is entitled to a percentage of the CanFibre Lackawanna's annual cash flows (as defined) to a maximum of $700,000 per annum and receives a preferential allocation of 90% of depreciation deductions and 12.5% of net loss amounts (as defined) as provided for under the Amended and Restated Limited Liability Company Agreement of CanFibre Lackawanna. The distributions shall commence upon the completion of the Lackawanna facility and continue for twelve years thereafter.

Under an Option Agreement dated December 31, 1998 between Kafus (note 6) and HSB Engineering, HSB Engineering has a put option and Kafus has a call option whereby Kafus could be required to purchase HSB Engineering's Preferred Equity Interest in CanFibre Lackawanna at anytime after the completion date of the Lackawanna facility and prior to the twelfth anniversary of completion date with the exception that the put option will commence one year after the completion date.

Under the call option and put option, the exercise price shall be equal to the greater of (i) the tax amount payable by HSB Engineering as a result of the sale of its Preferred Equity Interest and (ii) the amount of HSB Engineering's capital contributions plus an amount sufficient to provide HSB Engineering with an after tax internal rate of return of 37% for the call option and an after tax internal rate of return of 33.5% for the put option On the exercise of the put or call option, up to the lesser of (i) 50% of the put or call price, as applicable, and (ii) $9,500,000 could have been paid in common shares of Kafus at the option of HSB Engineering.

In conjunction with HSB Engineering's equity financing, CanFibre Lackawanna paid HSB Engineering $500,000 in structuring fees and an engineering due diligence fee of $50,000.

(expressed in U.S. dollars)

10. Non-controlling Interests - continued

(b) CanFibre Riverside

The Series A preference shares in CanFibre Riverside of $4,000,000 were to bear interest at 5% per annum and were subject to mandatory redemption on June 1, 2020. Dividends were payable in shares of Series B redeemable preferred stock in CanFibre Riverside at the liquidation value of $1,000 per share until July 1999, and subsequently in cash. These preference shares were eliminated as part of the wind-up of Riverside (note 4).

11. Share Capital

(a) Authorized

Authorized share capital consists of an unlimited number of voting common shares without par value, and an unlimited number of specific shares issuable in series

Series A Preference shares, $0.01 per share, 5% convertible, redeemable, in CanFibre Riverside.

(b) Issued: 37,097,585 Common Shares

(c) Stock options

The Company has a stock option plan which allows the Company, at the discretion of the Board of Directors, to issue options to employees, directors and consultants to purchase common shares of the

Company. The exercise price of the options is equal to the market value of the underlying common shares on the date of grant. The stock options expire at various periods ranging from five to ten years and have vesting periods as determined by the Company. At December 31, 2000, all options granted have vested.

12. Contingencies

(a) Dieffenbacher Panel Production Systems GmbH

In February 1999, Dieffenbacher Panel Production Systems GmbH ("Dieffenbacher") provided a $750,000 letter of credit on behalf of CanFibre Lackawanna. In turn, CanFibre Lackawanna agreed to purchase certain equipment for the Lackawanna facility from Dieffenbacher at market prices. Drawings under the letter of credit are to be used for construction and related expenditures of the Lackawanna facility. The letter of credit was to expire January 2001, however it was subsequently extended to January 2002. As at September 30, 2001, no amounts were outstanding under the letter of credit.

(expressed in U.S. dollars)

12. Contingencies - continued

(b) Liens

As at September 30, 2001, approximately $6,467,480 of liens have been filed against the Lackawanna facility. As the ultimate liability for these liens cannot be determined at this time, the underlying amounts of these liens have not been recorded in these financial statements. The priority of the liens for the holders of the bonds and the holders of the subordinated debt that financed the facility relative to these liens has been insured as part of the faculty title insurance.

(c) Legal actions

(i) The Company and CanFibre Riverside, prior to the commencement of SWEC's bankruptcy proceedings, pursued an action against SWEC relating to the Riverside facility. In the Company's opinion, SWEC has failed to meet its performance criteria and obligations under the construction contract and accordingly has assessed and recorded penalties to SWEC totalling approximately $3.5 million pursuant to the construction contract. SWEC claims that it has met all performance criteria and is not liable under the contract for either the penalties or the lump sum penalty payment of $17.5 million due on January 18, 2000. SWEC is also seeking damages through arbitration of up to $8.0 million for breach of contract and additional costs as a result of alleged changes made to the project by the Company, and is requesting that the Company pay all outstanding construction and retainage payable amounts. In November 2001, CanFibre Riverside reached a settlement with SWEC. Due to the windup of the Riverside operations (note 4), all amounts payable to the Company were assigned to the bondholders of CanFibre of Riverside.

(ii) Apollo Wood Recovery, Inc. ("Apollo"), a major supplier of waste wood commenced arbitration against CanFibre Riverside and CanFibre U.S., Inc. seeking arbitration of certain claims by Apollo under a waste wood supply agreement between Apollo and CanFibre Riverside and certain agreements and alleged agreements between Apollo and CanFibre U.S., Inc. This action has been finalized in the Company's favor.

(iii) The Company and CanFibre Lackawanna are currently pursuing an action against SWEC relating to the Lackawanna facility. In the Company's opinion, SWEC has not fulfilled their contractual obligations on account of them not paying the sub-contractors working on the CanFibre Lackawanna site. CanFibre Lackawanna then had to pay the sub-contractors an amount approximating $7,500,000 for services they had already paid for, to the Stone Webster Operating Company ("SWOC"). This amount has been debited to the accounts payable and accrued liabilities. SWOC is also seeking damages from CanFibre Lackawanna for non-performance of the contract due to CanFibre Lackawanna not paying them for the April/May, 2000 period before the contract was terminated. The totals credited to accounts payable and accrued liabilities on account of outstanding amounts to SWOC approximate $9,000,000. In the Company's opinion, the action by SWOC has no merit and, accordingly, no amount has been recorded in the accounts with respect to this action against the Company.

13. Income Taxes

The Company and its subsidiaries have approximately $15,600,000 of non-capital losses carried forward available to reduce future years' taxable income until 2007 in its Canadian operations. Subsidiaries of the Company also have approximately $37,250,000 of net operating loss carried forward available until 2018 to reduce future years' taxable income in its U.S. operations. The benefit of these available loss carry forwards has not been recorded in the accounts.

14. Financial Instruments

(a) Fair value

The fair values of financial instruments included in current assets and liabilities (excluding payables to related parties) are estimated to equal their carrying values due to their ability for prompt liquidation or the short-term to their settlement. Although it is restricted as to use, the fair value of restricted cash is also currently estimated to be equal to its carrying value due to the form in which the funds are held.

The fair value of amounts payable and notes payable to related parties cannot be reasonably estimated due to the nature of the amounts due, the relationship between the related parties and the Company, and the lack of a ready market for the related party obligations.

The fair value of the Lackawanna bonds has been estimated by management to not be materially different from their carrying values as they do not believe there has been any significant change in the risk or return profile on the bonds since the date of their issuance. The fair value of the other indebtedness is not reasonably and practically determinable given the unique project financing nature of the indebtedness, Enron's other business relationships with the Company, and the lack of a ready public market for such financing arrangements.

(b) Interest rate risk

Terms of outstanding long-term debt are disclosed in note 9. As indebtedness bears interest at fixed rates, no material interest rate risk exists.

(c) Currency fluctuation risk

The Company has not entered into any foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations or these financial statements. However, as the majority of assets and liabilities are located in the United States and originally denominated in U.S. dollars, management believes any significant foreign currency fluctuation risk is mitigated.

CanFibre's Press Releases
2002 -2000

02 JUL -9 AM 10: 10

June 18, 2002	The CanFibre Group Ltd. Arranges Interim Working Capital Totaling US$1 Million
June 11, 2002	The CanFibre Group Ltd. Significantly Increases Sales, Production and Margins
January 30, 2002	New AllGreen™ "Thick" MDF Begins Shipment
December 27, 2001	Investor Relations Contract
August 27, 2001	CanFibre Management Acquires Controlling Interest in Company from ECT Merchants Investments
January 25, 2001	CanFibre Concludes Sale of Riverside Facility
October 25, 2000	Corporate Update
October 24, 2000	News Release
August 18, 2000	CanFibre Re-Commences Production of North America's Only "Green" MDF
August 9, 2000	CanFibre Losses continue from Riverside Operation
July 10, 2000	CanFibre Announces Moulding alliance and Enhanced National Distribution Program
July 7, 2000	CanFibre and Timber Products Jointly Announce Termination of their Purchase Agreements
May 24, 2000	CanFibre Establishes National Distribution Program For AllGreen MDF
May 5, 2000	CanFibre of Lackawanna Terminates Contract with Stone & Webster Engineering Corporation
May 1, 2000	CanFibre's Riverside MDF Plant Completes Final Performance Test
February 29, 2000	CanFibre Begins Shipments of AllGreen MDF to Home Depot

February 11, 2000	**CanFibre Creates a Revolutionary Alternative to Oriented Strandboard ('OSB')**
February 1, 2000	**CanFibre Assumes Operational Responsibility for Riverside AllGreen MDF Plant**
January 19, 2000	**Home Depot to Stock CanFibre's AllGreen MDF**

02 JUL -9 AM 10: 10

CanFibre

The CanFibre Group Ltd. Arranges Interim Working Capital Totaling US$1 Million

- Extraneous Land Sale also Contributes to Working Capital -

Toronto, ON – June 18, 2002 – The CanFibre Group Ltd. ("CanFibre"), (YCF: TSX Venture Exchange), a producer of high margin specialty Medium Density Fibreboard ("MDF') products, today announced that it has successfully arranged interim working capital totaling in excess of US$1 million. The funding comes from two sources including Santarosa Sales and Service ("Santarosa"), a company associated with CanFibre's largest wood supplier, and Savannah Land Holdings ("SLH"), a company wholly owned by CanFibre US Limited which, in turn, is wholly owned by The CanFibre Group Ltd.

Under the terms of the Santarosa agreement, Santarosa agrees to purchase up to US$500,000 of inventory in advance of it being sold to CanFibre customers and to pay for such purchases within 48 hours of the transaction. Santarosa will charge a 3% handling fee for such purchases. This agreement is for a term of 6 months commencing June 14, 2002 and may be extended or increased by mutual consent of the parties.

Under the terms of the SLH agreement, SLH agrees purchase up to US$365,000 based on receivables owned by CanFibre of Lackawanna. SLH will pay 98% of the value of the receivable at the time of the purchase and will continue to purchase receivables as requested by CanFibre provided the amount outstanding does not exceed the limit at any time. This facility is available for a term of 3 months and may be extended or increased by mutual consent of the parties.

In addition to the above, CanFibre recently generated an additional US$135,000 from a sale of a parcel of land originally owned by Global Shelter Systems ("GBS"), a predecessor company to CanFibre and acquired by CanFibre when CanFibre acquired GBS in 1992 to become a publicly traded company. The land consisted of 36.8 acres of undeveloped, residential zoned land near St. Augustine Florida. The land was sold for $230,000 and after the necessary purchase of right-of-way rights and payment of unpaid taxes; the net amount received by CanFibre totaled $135,000. These funds are also being used for working capital purposes in addition to $365,000 of receivables purchasing available from SLH.

CanFibre will ultimately seek a more conventional working capital line of credit to replace these facilities, as CanFibre is able to build its own credit rating with institutional lenders. CanFibre also intends to seek a small private placement of equity to augment the working capital.

CanFibre of Lackawanna is currently in default of its bonds because it has not made interest payments that were due December 1, 2001 and June 1, 2002. Provided that CanFibre continues to meet its ongoing working capital requirements, no action is expected by the bondholders that would result in any kind of acceleration of the bonds. In addition, CanFibre and its bondholders are engaged in good-faith discussions to determine ways to cure the default.

About CanFibre: The CanFibre Group Ltd. is engaged in the worldwide development and operation of manufacturing plants to produce high quality wood panel products such as medium density fibreboard (MDF) from environmentally sensitive wood sources including the use of 100% recycled dry waste wood normally destined for landfill. CanFibre's ***ALLGREEN® MDF*** is North America's first 100% "green" panel board. The CanFibre Group derives competitive advantage by locating in urban areas close to the waste wood fibre supply and close to end use customers as well as through the use of patented pressing technology that allows CanFibre to produce a series of specialty products that can not be produced economically by conventional producers. ***ALLGREEN® MDF*** and CanFibre MDF are marketed through wholesale distributors, manufacturers and retailers throughout North America.

FOR FURTHER INFORMATION PLEASE CONTACT:

Strategic Investor Relations
Tim Reid, President
(416) 366-0012
Email: timr@strategic-investor.com

The CanFibre Group Ltd.
Chris Carl, President
(416) 681-9990
Email: info@canfibre.com

Customer Toll Free Number: 1-888-355-4733

www.canfibre.com

CanFibre

The CanFibre Group Ltd. Significantly Increases Sales, Production and Margins

- Company Lists Five of Top Six North American MDF Users as Customers -

Toronto, ON – June 11, 2002 – The CanFibre Group Ltd. ("CanFibre"), (YCF: TSX Venture Exchange), a producer of high margin specialty Medium Density Fibreboard ("MDF') products, today announced that it has dramatically increased sales following several months of weak commodity market conditions and low market prices. The increasing revenues are the result of higher order volume for the Company's specialty Thick MDF and Fire Rated MDF and a market-wide increase in selling prices. CanFibre has now achieved positive gross margins for all products, with the highest margins accruing to specialty products.

To meet customer demand, CanFibre has also introduced a second line of products to compliment the ***ALLGREEN® MDF*** that is made from 100% post-consumer, post-industrial waste wood. The second line, CanFibre MDF, is produced from hardwood chips derived from forest residuals including sawmill waste and silviculture waste. CanFibre MDF has improved consistency and machinability important to some users and, like ***ALLGREEN® MDF***, is available in a full thickness range from ½" to 2".

As production volumes have increased to match sales orders, CanFibre has also been able to substantially reduce its unit costs of production, and increase quality, resulting from longer production runs. As a result, CanFibre has increased turnover to a level of two inventory turns per month and average receivables have been reduced to less than 30 days.

The CanFibre sales team has been expanded to cover all of the regions the Lackawanna plant services. The team is lead by Gordon Clough - Vice President of Sales and Marketing, and includes Glen Lowe - National Sales Manager, Doug Reid – Northeast Sales Manager, Verner Edwards – Southeast Sales Manager, and Duane Leinenbach – Mid-West Sales Manager. The sales team has been actively securing new approved supplier status with several large MDF users and distributors including Weyerhaeuser, Boise-Cascade, Columbia Forest Products, Bush Industries and Sauder Furniture.

"Each of these new customers put the company through rigorous testing to ensure we met their high standards of quality and capacity. In each case our team, product and facility met or exceeded their requirements," commented Chris Carl, President. "With these customers, and others that are in the process of approving our products, we expect to reach, and possibly exceed, 100% of the originally guaranteed monthly capacity of the facility before the end of the third calendar quarter."

Due to the weak market conditions earlier in the year and the delayed ramp-up of the facility that resulted, CanFibre continues to experience working capital shortages. CanFibre is working with its bondholders to improve cashflow and the overall capitalization of the facility either through new equity investment or a restructuring of the balance sheet. CanFibre is also seeking a short-term outside cash investment to supplement cash derived from operations to cover the shortage.

CanFibre's management team would like to invite all current and prospective stakeholders to attend an open conference call Thursday June 13th at 4:00PM EST. To participate please dial toll free 1-888-881-4892 five minutes prior to the call starting. This call will allow management to address questions concerning the improvements in operations, new customers, capacity, financing status and any other areas of interest and will serve as the basis for ongoing communications. If you have specific questions or topic suggestions, please call Investor Relations at 416-366-0012 or email timr@strategic-investor.com.

About CanFibre: The CanFibre Group Ltd. is engaged in the worldwide development and operation of manufacturing plants to produce high quality wood panel products such as medium density fibreboard (MDF) from environmentally sensitive wood sources including the use of 100% recycled dry waste wood normally destined for landfill. CanFibre's ***ALLGREEN® MDF*** is North America's first 100% "green" panel board. The CanFibre Group derives competitive advantage by locating in urban areas close to the waste wood fibre supply and close to end use customers as well as through the use of patented pressing technology that allows CanFibre to produce a series of specialty products that can not be produced economically by conventional producers. ***ALLGREEN® MDF*** and CanFibre MDF are marketed through wholesale distributors, manufacturers and retailers throughout North America.

FOR FURTHER INFORMATION PLEASE CONTACT:

Strategic Investor Relations
Tim Reid, President
(416) 366-0012
Email: timr@strategic-investor.com

The CanFibre Group Ltd.
Chris Carl, President
(416) 681-9990
Email: info@canfibre.com

Customer Toll Free Number: 1-888-355-4733

www.canfibre.com

CanFibre

02 JUL -9 [illegible]

NEW *ALLGREEN®* *"THICK"* *MDF* BEGINS SHIPMENT

TORONTO – January 30, 2002 – The CanFibre Group Ltd. ("**CanFibre**"), (**CDNX: YCF)** announces that it has successfully developed a series of high-value, thick (1 ¼" to 2") MDF products that has been added to CanFibre's ***ALLGREEN® MDF*** line of products. Due to the technology employed in production, the company believes that its new line of products has a significant competitive advantage over MDF produced using conventional pressing methods.

With the addition of these superior thick MDF products, CanFibre now believes it offers the greatest range of individually formulated, specialty MDF products available in the marketplace today. The full line of specialty ***ALLGREEN® MDF*** products includes:

ALLGREEN® FR MDF - Class 1 certified with smoke-developed rating of only 10 vs. industry average of more than 50 – available 7/16 to 1 ½ inches thick

ALLGREEN® MR MDF - Higher dimensional stability combined with better screw hold and full thickness availability

ALLGREEN® LITE MDF - up to 25% lighter than conventional MDF but the same internal bond

ALLGREEN® THICK MDF – 1½ to 2" thick MDF at conventional densities throughout the core of the product resulting in exceptional edge screw hold

ALLGREEN® DOORCORE MDF – 50% of conventional density with excellent strength properties – ideal for all solid door applications

ALLGREEN® S&R MDF - thick sheet stock suitable for Stiles and Rails in doors offer superior edge screw hold properties at conventional densities

The products have been carefully tested in each of the market applications and trial shipments to customers have begun in each market segment. The combined market size for all of these applications is well in excess of the size of CanFibre's current production facilities.

CanFibre's unique patented steam-pressing system allows for the consistent, low-cost production of thick MDF. While other MDF producers can make some thick MDF products, CanFibre has several advantages over thick MDF made using conventional production methods including:

- Stronger core - due to consistent curing through the entire thickness of the panel, thick AllGreen does not have the soft "punky" core normally associated with thick MDF, but does have the smooth hard face demanded by customers.

.../2

CanFibre

- Better machinability – due to more consistent density through the entire thickness of the panel, machining of the panel is much more consistent.
- Superior (up to 100% better) edge screw hold – thick panels are generally used in applications that demand edge strength for improved screw holding and durability for commercial application.
- Lower density potential – due to the improved strength properties of the core, the overall density or weight of the panel can be reduced and still retain the desired strength properties.

These advantages result in better and lighter products being produced by CanFibre's customers.

CanFibre expects soon to be able to offer additional specialty products including fully certified Powder Coating grade MDF for the full thickness range, and fire rated door-core and stiles and rails.

CanFibre is able to produce all products quickly and can ship most products within a 2-week delivery period anywhere in North America.

*The CanFibre Group Ltd. engages in the worldwide development and operation of manufacturing plants to produce high quality wood panel products such as medium density fibreboard (MDF) from 100% recycled dry waste normally destined for landfill. CanFibre MDF is North America's first "green" panel board and is marketed under the trade name **ALLGREEN® MDF**. The CanFibre Group derives competitive advantage by locating in urban areas close to the waste wood fibre supply and close to end use customers. **ALLGREEN® MDF** is marketed through wholesale distributors, manufacturers and retailers throughout North America.*

DIRECT ALL SHAREHOLDER INQUIRIES TO:

Tim Reid
President
Strategic Investor Relations
Tel: 416-366-0012
Fax: 416-366-9246
e-mail: timr@strategic-investor.com

Chris Carl
President
The CanFibre Group Ltd.
Tel: 416-681-9990
Fax: 416-681-9992
e-mail: canfibre@direct.ca

Website: **www.canfibre.com**

Shares Issued and Outstanding: 37,079,575

Can Fibre

Investor Relations Contract

Toronto – December 27, 2001 - The CanFibre Group Ltd. ("**CanFibre**"), **(CDNX: YCF)** announces that it has retained Strategic Investor Relations Corporation to provide investor relations services for a period of one year commencing December 20th, 2001.

Remuneration consists of $9,000 per month and the option to purchase 150,000 common shares of the Corporation (subject to regulatory approval).

Strategic Investor Relations Corporation is a Toronto based company that provides investor relations, finance, and other services to public companies. The principals of Strategic Investor Relations Corporation have wide-ranging and successful investment industry experience.

CanFibre looks forward to raising its profile in the investment community and communicating the Company's business plan to a wider investing public.

*The CanFibre Group Ltd. engages in the worldwide development and operation of manufacturing plants to produce high quality wood panel products such as medium density fibreboard (MDF) from 100% recycled dry waste normally destined for landfill. CanFibre MDF is North America's first "green" panel board and is marketed under the trade name **ALLGREEN® MDF**. The CanFibre Group derives competitive advantage by locating in urban areas close to the waste wood fibre supply and close to end use customers. **ALLGREEN® MDF** is marketed through wholesale distributors, manufacturers and retailers throughout North America.*

For further information please contact:

Tim Reid, President
Strategic Investor Relations
Tel: 416-366-0012
Fax: 416-366-9246
Email: timr@strategic-investor.com

Christopher Carl, President & CEO
The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Web: www.canfibre.com
Email: ccarl@canfibre.net

Shares Issued and Outstanding: 37,079,575

The Canadian Venture Exchange has not reviewed, and does not accept responsibility for, the adequacy or accuracy of this release.

Can Fibre

CANFIBRE MANAGEMENT ACQUIRES CONTROLLING INTEREST IN COMPANY FROM ECT MERCHANT INVESTMENTS

CDN$32.5 MILLION OF DEBT ELIMINATED AS PART OF TRANSACTION

TORONTO – August 27, 2001 – The CanFibre Group Ltd. ("**CanFibre**"), (**CDNX: YCF**) announces that the Management Committee of CanFibre has acquired 30,976,607 common shares of CanFibre, being 83.5% of the issued and outstanding shares of CanFibre, from ECT Merchant Investments Corp., on behalf of a trust representing certain minority creditors (the "Minority Creditors") to Kafus Industries Ltd. ("Kafus"), CanFibre's former controlling shareholder. The transaction occurred at a significant discount to current market prices in consideration for Management's commitment to provide and seek additional funding, and to negotiate and implement the necessary restructuring to allow CanFibre to continue its operations (a detailed description is included in the company's Information Circular to be distributed to shareholders on August 31, 2001). The acquisition was made privately outside of the facilities of the Canadian Venture Exchange and is subject to final regulatory approval.

As part of the transaction, Management has been successful in eliminating approximately CDN$32.5 million in debts that were owed by CanFibre to Kafus or its subsidiaries. Management has also undertaken to invest a minimum of US$100,000 into equity of CanFibre or its subsidiaries in addition to the acquisition cost of the shares.

Immediately following the acquisition, 5,156,953 of the acquired shares were distributed to the Minority Creditors whose consent was required to complete the transaction, and the remaining shares were distributed to CanFibre's Management Committee. No shares have been or will be issued from treasury as part of this transaction. The Management Committee consists of:

Chris Carl – President & CEO
Terry Brentnall – Chief Financial Officer
Gord Clough – Vice President, Marketing and Sales
Kurt Williams – General Manager, Operations
Erwin Leonov – General Manager, Technology and Business Development
George DeCristoforo – General Manager, Public Relations

Upon completion of all distributions of the acquired shares, Mr. Carl will control 46.4% of the outstanding shares of the Company and the balance of the Management Committee will equally control 23.2% of the total outstanding. Management has entered into an agreement whereby none of the shares will be sold for a period of 90 days following the transaction.

CanFibre expects to continue restructuring its balance sheet and that of its subsidiaries. This includes the settlement of additional debts and, subject to applicable approvals, a reduction in the shares included in the Employee Option Plan from 3.7 million shares to approximately 2.3 million shares at reset strike-price of 25 cents per share. Subject to normal regulatory approvals, Management also expects to implement an Employee Share Ownership Plan for all employees before the end of 2001 whereby some shares acquired by Management would be transferred to employees.

.../2

CanFibre and its subsidiaries, CanFibre of Riverside Inc. and CanFibre of Lackawanna LLC collectively continue to experience a critical cash shortage with decreasing losses being incurred from operations before interest, taxes and depreciation. Immediately subsequent to the transaction, the consolidated balance sheet of the Company will contain US$137.4 million in total assets and US$147.6 million in total liabilities. The company does have sufficient available cash to meet all of its current obligations and is expected to generate additional cashflow from sales to meet such obligations on an ongoing basis. To supplement this, however, and subject to normal regulatory approvals, CanFibre intends to issue a small private placement of approximately $500,000 in the next 30 days possibly followed by a slightly larger private placement before the end of this year. Other than the Management commitment outlined above, no other commitments have been received at this time.

CanFibre of Riverside has suspended operations while a restructuring or sale is sought. CanFibre does not expect to have a continued equity interest in the Riverside facility. CanFibre of Lackawanna is using reserve funds to complete the ramp-up of the facility. The Lackawanna facility has been certified by Underwriters Laboratory (UL) to produce and sell Class 1 Fire Retardant MDF and is continually increasing its shipments of both premium quality MDF and Fire Retardant MDF.

Management's acquisition of controlling interest of the Company now allows CanFibre to concentrate purely on the profitable production of MDF and, for the first time in its history, not be reliant on the performance of other companies to ensure its success.

*The CanFibre Group Ltd. engages in the worldwide development and operation of manufacturing plants to produce high quality wood panel products such as medium density fibreboard (MDF) from 100% recycled dry waste normally destined for landfill. CanFibre MDF is North America's first "green" panel board and is marketed under the trade name **ALLGREEN® MDF**. The CanFibre Group derives competitive advantage by locating in urban areas close to the waste wood fibre supply and close to end use customers. **ALLGREEN® MDF** is marketed through wholesale distributors, manufacturers and retailers throughout North America.*

DIRECT ALL SHAREHOLDER INQUIRIES TO:

George DeCristoforo
Secretary, The CanFibre Group Ltd.

Chris Carl
President, The CanFibre Group Ltd.

Tel: (416) 681-9990
Fax: (416) 681-9992
e-mail: canfibre@direct.ca
Website: www.canfibre.com

Shares Issued and Outstanding: 37,079,575

The Canadian Venture Exchange has not reviewed, and does not accept responsibility for, the adequacy or accuracy of this release.

CanFibre

CANFIBRE CONCLUDES SALE OF RIVERSIDE FACILITY

TORONTO – January 25, 2001 – Pursuant to the notice of its intent in a press release issued August 27, 2001, The CanFibre Group Ltd. ("**CanFibre**"), **(CDNX: YCF)** announces that it has completed the sale of its Riverside Facility to CFR Holdings, Inc., a company formed by certain creditors of CanFibre of Riverside, Inc. ("Riverside"), the subsidiary of CanFibre that owns the facility. The sale was approved November 20 by the United States Bankruptcy Court for the District Court of Delaware where Riverside's Chapter 11 case is pending.

In a related transaction, Riverside and its creditors also reached a settlement with Stone & Webster Engineering Corp. ("SWEC") that resulted in a payment by SWEC of $500,000, the fixing of a claim against the SWEC estate in the amount of $3 million, and the release by SWEC of approximately $10 million in claims SWEC had asserted against Riverside. The sale was effective on December 31, 2002 and all payments of the related transaction were completed January 18, 2002.

Under the terms of the sale, all proceeds of the SWEC settlement and the sale will be distributed to creditors pursuant to orders of the Bankruptcy Court. CanFibre of Riverside will continue to exist as an entity until all distributions to such creditors can be completed, after which Riverside will be liquidated.

Riverside filed for Chapter 11 bankruptcy protection in October 2000 due to critical cash constraints that resulted first from, as CanFibre contends, the facility never having been properly completed by its turn-key contractor, SWEC and second, as a result of the bankruptcy of CanFibre's prior majority shareholder, Kafus Industries Ltd. Riverside discontinued production at the facility in April 2001.

CanFibre's other MDF facility, CanFibre of Lackawanna LLC ("Lackawanna") has not suffered the same fate as Riverside. Construction of Lackawanna was completed directly by CanFibre following the bankruptcy of SWEC and Lackawanna continues to operate producing high quality MDF in a range of commodity and specialty grades.

DIRECT ALL SHAREHOLDER INQUIRIES TO:

Tim Reid
President
Strategic Investor Relations
Tel: 416-366-0012
Fax: 416-366-9246
e-mail: timr@strategic-investor.com

Chris Carl
President
The CanFibre Group Ltd.
Tel: 416-681-9990
Fax: (416) 681-9992
e-mail: canfibre@direct.ca

Website: **www.canfibre.com**

Shares Issued and Outstanding: 37,079,575

FOR IMMEDIATE RELEASE
NEWS RELEASE
October 25, 2000

CORPORATE UPDATE

TORONTO - October 25, 2000 - The CanFibre Group Ltd. ("CanFibre"), (CDNX: YCF) reports that its wholly owned subsidiary, CanFibre of Riverside, Inc. ("CanFibre Riverside") has voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code. This action is a result of failure of the facility to be completed on a timely basis which resulted in a liquidity crisis. The Company will return to operation following the filing. No such filing was made for CanFibre's second MDF facility, CanFibre of Lackawanna, LLC. Construction of CanFibre of Lackawanna's MDF facility is expected to be completed in November 2000 with a 6 month start-up period expected to commence soon thereafter.

The filing, made today in Wilmington, Delaware, will enable CanFibre Riverside to focus on operating its business and serving its customers, while it develops a plan of reorganization that will allow completion of the facility and provide a suitable capital structure for long-term growth.

CanFibre also announced that it has obtained an agreement from certain of its lenders to release, upon bankruptcy court approval, the necessary funds to meet CanFibre Riverside's future cash needs and fulfill obligations associated with operating its business on an ongoing basis. Employees will continue to be paid in the normal manner and their health benefits will not be disrupted. CanFibre anticipates that the combination of cash on hand, existing cash flow from inventory sales, and the new financing commitment, will provide CanFibre Riverside sufficient liquidity to meet all future financial obligations to employees, suppliers and vendors.

DIRECT ALL SHAREHOLDER INQUIRIES TO:

George DeCristoforo
Director, The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

Chris Carl
President, The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

Shares Issued and Outstanding: 37,079,575

The Canadian Venture Exchange has not reviewed, and does not accept responsibility for, the adequacy or accuracy of this release.

Return To News Index

FOR IMMEDIATE RELEASE
NEWS RELEASE
October 24, 2000

NEWS RELEASE

TORONTO - October 24, 2000 - The CanFibre Group Ltd. ("CanFibre"), (CDNX: YCF FORMERLY CDN: "CFGL") has been advised by PricewaterhouseCoopers Inc. ("PWCI"), the trustee in bankruptcy for Kafus Industries Ltd. ("Kafus"), that the British Columbia Supreme Court has issued an order that contemplates the assignment of all of the shares of CanFibre owned or controlled by the bankrupt Kafus to ECT Merchant Investments Corp. and related entities ("ECT"). The order also grants permission to ECT to commence proceedings to collect all debts owed by CanFibre and its affiliates to Kafus. Kafus owns or controls approximately 86% of the issued shares of CanFibre. The order was made after PWC advised the creditors of Kafus that it would not take any further action with respect to the Kafus interests in CanFibre. There is no guarantee that any assignment will be completed. Any assignment is subject to exchange and regulatory approval, including the approval of the securities regulatory authorities across Canada to permit the assignment to proceed as an exempt take-over bid pursuant to take-over bid legislation.

Pursuant to a Control Bulletin issued by the Canadian Venture Exchange ("CDNX") dated September 27, 2000, CanFibre has been listed and eligible for trading on Tier 3 of the CDNX under the symbol YCF. The CUSIP number is 13753R102. The change in listing is a result of the cease in operation of the Canadian Dealing Network where CanFibre previously traded and does not represent a change in the financial status of CanFibre or its subsidiaries.

CanFibre also wishes to correct a statement made in its August 9, 2000 release regarding certification by Scientific Certification Systems ("SCS"). In that release, CanFibre incorrectly stated that SCS had certified CanFibre as using 100% post-consumer waste wood in the production of ALLGREEN® MDF. In fact, ALLGREEN® MDF is certified as using "100% recycled wood fiber composed of 35% post-consumer wood fiber and 65% post-industrial wood fiber." CanFibre apologizes for the inadvertent misstatement in its earlier release.

DIRECT ALL SHAREHOLDER INQUIRIES TO:

George DeCristoforo
Director, The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

Chris Carl
President, The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

Shares Issued and Outstanding: 37,079,575

The Canadian Venture Exchange has not reviewed, and does not accept responsibility for, the adequacy or accuracy of this release.

FOR IMMEDIATE RELEASE
NEWS RELEASE
August 18, 2000

CANFIBRE RE-COMMENCES PRODUCTION OF NORTH AMERICA'S ONLY "GREEN" MDF

ALLGREEN MDF DESIGNATED BY EPA FOR USE IN ALL FEDERAL PURCHASES

Toronto - August 18, 2000 - The CanFibre Group Ltd. ("CanFibre"), **(CDN: "CFGL"; Nasdaq BB: "CNFBF")**, reports that, after a 14 day shutdown to make adjustments to its press and to allow a reduction in inventory, the Riverside medium density fiberboard ("MDF") facility has successfully re-commenced production of its **ALLGREEN®** MDF. The facility will now be operated to meet all sales orders but will not build further inventory at this time.

CanFibre produces the ONLY truly green MDF in North America because it uses 100% post-consumer waste wood and because it has been certified by Scientific Certification Systems as having "no formaldehyde emissions detected above natural background levels from wood" due to its use of environmentally friendly phenol-formaldehyde resin. Other MDF producers that claim to produce a "green" MDF use less than 25% post-consumer waste wood and those facilities use urea formaldehyde resins which are known to emit formaldehyde for as much as two years after the MDF has been produced.

CanFibre's **ALLGREEN®** MDF is also the only MDF currently designated as being accepted by the Environmental Protection Agency as meeting their strict Comprehensive Procurement Guidelines issued and put into effect August 7, 2000. In addition, Executive Order 13101, Section 701 demands that contractors to the U.S. federal government comply with the EPA guidelines. (This information can be accessed at www.epa.gov/cpg/products/fiberbrd.htm).

In short, as of August 7, 2000, to be in compliance with federal regulations, any MDF purchased by or for the U.S. federal government at this time must be **ALLGREEN®** MDF.

CanFibre has continued to engage in a rapidly expanding sales and marketing program that has achieved the following during the first half of August:

- The Home Depot sales program is being expanded to include additional products and additional stores.
- Approximately one-third of the finished goods on hand August 1, 2000 has been sold as part of an inventory reduction plan, with delivery of the material expected prior to the end of August.
- The export program has commenced with several containers already having been shipped offshore.
- Sales orders for the **ALLGREEN® MOULDINGS** program for the first half of August is in excess of $300,000, surpassing the July total for the entire month.

The growth of these programs is attributable to both a continued improvement in product quality and consistency and to CanFibre's "green" MDF.

CanFibre does continue to experience a critical cash shortage with losses being incurred from operations before interest, taxes and depreciation. A consultant has been engaged to assist CanFibre

to develop and attempt to implement a restructuring plan for repayment of its creditors. CanFibre will require additional investment in the facility to achieve this and such investment continues to be sought. CanFibre has not planned to receive any additional investment from its parent company, Kafus Industries Ltd. and, accordingly, CanFibre is not adversely affected by any recent announcements by Kafus.

CanFibre will be displaying its full line of **ALLGREEN®** products at the upcoming International Woodworking Fair at the Atlanta World Congress Center from August 24 to 27. All customers and shareholders are welcome to visit to discuss the company and its products.

Please visit CanFibre at the IWF - Booth # 3616.

Shares Issued and Outstanding: 37,079,575
(An incorrect amount of 37,920,088 was reported previously)

DIRECT ALL SHAREHOLDER INQUIRIES TO:

George DeCristoforo
Director, The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

Chris Carl
President
The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

Toll Free Customer Inquiries: (888) 355-4733

The foregoing contains forward-looking statements, which are subject to contingencies and uncertainties. Such forward looking statements are not guarantees of future performance, and are based on numerous assumptions about future conditions that could prove to be inaccurate including without limitation, that there is market acceptance for the company's products. Actual events, transactions, and results may differ materially from anticipated events, transactions or results described in such statements. Material uncertainties about the future of the company exist.

FOR IMMEDIATE RELEASE
NEWS RELEASE
August 9, 2000

02 JUL -9 AM 10:21

CANFIBRE LOSSES CONTINUE FROM RIVERSIDE OPERATIONS

Toronto - August 9, 2000 - The CanFibre Group Ltd. ("CanFibre"), **(CDN: "CFGL"; Nasdaq BB: "CNFBF")**, a subsidiary of Kafus Industries Ltd. ("Kafus"), **(AMEX: "KS")**, reports that performance at its Riverside medium density fiberboard facility has not met expectations during the past three months with losses being incurred from operations before interest, taxes and depreciation. As a result, CanFibre and CanFibre of Riverside, Inc. ("CanFibre of Riverside") are experiencing a critical working capital shortage despite moderately increasing revenues. Highlights from the three months ended July 31, 2000, include:

- Production has averaged approximately 55% of capacity.
- Sales have not kept pace with production, resulting in finished goods inventories valued at approximately $2 million having accumulated.
- Until very recently, quality of the product has been inconsistent with both excellent quality and poor quality being produced on a somewhat random basis.
- Production costs to date have been considerably higher than originally forecast primarily due to a combination of fixed costs being spread over smaller production volumes and resin and power usage per unit being higher than projected.
- Cost reduction programs have been, and continue to be, implemented but realization of a cost-per-unit savings is expected to take several months.

Sales are lower than forecast for several reasons including: a short-term reduction resulting from the mutual termination by the Company and Timber Products Co. Limited Partnership of their contract to purchase and resell all of CanFibre of Riverside's medium density fiberboard; an historical inconsistency in the quality of the board that management believes has been corrected; and a seasonal slowdown during June and July. CanFibre of Riverside expects to clear its excess inventory by the end of September and to maintain a balance between production and sales thereafter. Sales forecasts for August and September indicate shipments should exceed 60% of capacity with a continual but gradual ramp-up to capacity during the 6 months thereafter.

Management's sales forecasts are based on the following:

- The Home Depot sales program announced February 29, 2000 has continued unabated.
- The National Distribution Program announced May 24, 2000 now includes 68 distribution locations among 30 distributors in western North America and 91 distribution locations among 13 distributors in eastern North America.
- All of the distributors have taken delivery of at least their first order of product.
- The plant has taken its first orders to ship several containers of material to Asia in August.
- The Mouldings program announced July 12, 2000 is growing rapidly with Mouldings sales of $92,000 and $275,000 having been achieved in June and July respectively and continued growth expected.

The foregoing, in combination with financial setbacks earlier in the year that arose from the termination of CanFibre of Riverside's engineering, procurement and construction contract with Stone & Webster Engineering Corporation due to poor performance by Stone & Webster Engineering Corporation, has resulted in CanFibre of Riverside requiring additional working capital to finance accumulated start-up, operating, capital improvements and other expenses.

CanFibre and CanFibre of Riverside are exploring alternatives for obtaining this required additional capital.

Despite passage of the applicable performance tests, CanFibre of Riverside has not achieved final completion of the facility in accordance with the requirements of the senior bond financing for the facility. Failure to achieve such final completion resulted from, among other things, CanFibre of Riverside's operating expenses deficits and CanFibre of Riverside's inability to operate fully in compliance with all conditions of its air permit. Management has taken steps to obtain permit variances. If the variances are not forthcoming, management believes that other alternatives are available, including the purchase of offsets and/or the making of plant modifications.

Construction of CanFibre's Lackawanna medium density fiberboard facility is proceeding. Commissioning of sub-systems is well advanced and construction is almost complete. However, delays in completion have resulted from the termination by CanFibre of Lackawanna LLC ("CanFibre of Lackawanna") of its engineering, procurement and construction contract with Stone & Webster Engineering Corporation. First board is now expected in late October, 2000 and final performance testing is now expected in April, 2001 (rather than December, 2000 as provided in the EPC Contract). By reason of the use of contingency funds to cover payments that Stone & Webster Engineering Corporation failed to make to sub-contractors and vendors, additional funds are required to cover start-up expenses. CanFibre of Lackawanna will require additional capital to achieve its final completion.

CanFibre of Lackawanna and CanFibre of Riverside intend to pursue claims against Stone & Webster Engineering Corporation in that company's bankruptcy proceedings. Although management believes that these claims have merit and will result in the realization of cash in the long-term, management does not expect to realize cash from these claims in the near-term.

Pursuant to an announcement on August 4, 2000 by Kafus, CanFibre is not relying on Kafus to fund any of CanFibre's debts or obligations. Accordingly, in the event that CanFibre, CanFibre of Riverside and/or CanFibre of Lackawanna are unable to obtain additional financing, they may be forced to take action to protect their assets.

As a result of performance not yet meeting expectations in Riverside, CanFibre has deferred development efforts of all additional plants until it has proven Riverside to be an operational and economic success. In addition, while CanFibre has continued to develop its Barkboard technology, it is seeking an industry partner to continue development of the project.

Shares Issued and Outstanding: 37,920,088

DIRECT ALL INQUIRIES TO:

George DeCristoforo
Director, The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

Chris Carl
President
The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

Toll Free Customer Inquiries: (888) 355-4733

Return To News Index

FOR IMMEDIATE RELEASE
NEWS RELEASE
July 10, 2000

"CANFIBRE ANNOUNCES MOULDING ALLIANCE AND ENHANCED NATIONAL DISTRIBUTION PROGRAMS"

Toronto - July 10, 2000 - The CanFibre Group Ltd. (**CDN: "CFGL"**), a subsidiary of Kafus Industries Ltd. (**AMEX: "KS"**)"), is pleased to announce it has entered into an alliance with FibreForm LLC of Los Angeles, California to produce and sell a line of primed mouldings under the ALLGREENä brand name across North America. The mouldings, which have already commenced shipment, will be produced by FibreForm for CanFibre and is expected to consume approximately 25% of CanFibre's current production capacity. Additionally this alliance will allow CanFibre to realize significantly improved margins on its medium density fiberboard (MDF) product and provide customers a higher value product at competitive prices.

CanFibre has also secured agreements with, and commenced shipments to, various wholesale distributors which will allow the Company a broader geographic coverage and better enhance its MDF distribution capabilities across North America. The largest of these distributors includes: Goodfellow, Inc. which has 17 facilities across the mid-western U.S. and throughout Canada; Hardwoods Inc. with 23 facilities located in the western and mid-western states; and a broad distribution network across southern California and Arizona including Weber Plywood & Lumber Co., Royal Plywood LLC, National Wood Products, Inc., Progressive Hardwoods Company, California Panel & Veneer Company and Philips Plywood Co. Under these agreements, each of these distributors will purchase and stock in their warehouses a wide range of CanFibre's MDF products which will provide individual purchasers more immediate access to ALLGREENä products on a broader regional basis. These distribution programs are expected to utilize approximately 60% of CanFibre's current MDF production.

CanFibre also continues to make shipments of its MDF to a growing number of Home Depot outlets as part of its direct retail sales efforts. Chris Carl, President of CanFibre stated: "The success of these programs clearly demonstrates the value our customers place on high quality, competitively priced products, and our superior environmental features. By transitioning away from a commodity approach to sales and focusing more towards value-added strategies, CanFibre has created a 'win-win' condition for its customers and its shareholders."

DIRECT ALL INQUIRIES TO:

Tony Francel
Manager, Investor Relations
Kafus Industries Ltd.
Tel: (941) 698-8920
Fax: (781) 326-5105
Website: www.kafus.com

Chris Carl
President
The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

Toll Free Customer Inquiries: 1-888-355-4733

The foregoing contains forward-looking statements, which are subject to risks and uncertainties. Such risks include, but are not limited to, market acceptance of the CanFibre's MDF products, that the Riverside facility will be able to produce the same results under commercial operations, that Kafus has experienced losses and will continue to experience losses in the near future, and that Kafus is highly leveraged. These risk factors are set forth in the Company's filings with the Securities Exchange Commission. Readers should not place undue reliance on the forward-looking statements, which reflect managements' view only as of the date hereof. Kafus undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

FOR IMMEDIATE RELEASE
NEWS RELEASE
July 7, 2000

CANFIBRE AND TIMBER PRODUCTS JOINTLY ANNOUNCE TERMINATION OF THEIR PURCHASE AGREEMENTS

Toronto - July 7, 2000 - The CanFibre Group Ltd. (**CDN: "CFGL"**), a subsidiary of Kafus Industries Ltd. (**AMEX: "KS"**)"), its affiliates and Timber Products Co. Limited Partnership headquartered in Springfield, Oregon announce that by mutual decision, they are terminating their purchase agreements with respect to MDF produced by CanFibre's current and proposed facilities. Under the purchase agreements, Timber Products agreed, subject to conditions, to purchase all of CanFibre's MDF produced at its Riverside, Lackawanna, proposed Amsterdam and proposed Chicago facilities. CanFibre will now maintain responsibility for its own marketing and sales operations.

When asked to comment on the termination of the purchase agreements, Executive Vice President of Timber Products, Don Montgomery, stated, "CanFibre has made great strides in the production of MDF products at Riverside and we wish them continued success. We will assist in any way possible to make this transition as smooth as possible."

CanFibre has now formed its own Sales and Marketing Department, headed by CanFibre Vice President of Marketing and Sales, Gordon Clough. Gordon has more than 20 years' experience in a wide range of areas related to the MDF industry, most recently acting as Director of Marketing and Sales for one of North America's largest independent distributors of MDF.

"With Gord's team already establishing strategic distribution relationships with key industry partners, this change allows CanFibre to concentrate on the sale of its AllGreen™ MDF Specialty products", says CanFibre President, Chris Carl. "Timber Products has been a tremendous company to work with but termination of our formal agreements will free both companies to expand into their desired directions."

Kafus is an emerging global manufacturer of superior materials produced from sustainable resources.

DIRECT ALL INQUIRIES TO:

Tony Francel	Chris Carl
Manager, Investor Relations	President
Kafus Industries Ltd.	The CanFibre Group Ltd.
Tel: (941) 698-8920	Tel: (416) 681-9990
Fax: (781) 326-5105	Fax: (416) 681-9992
Website: www.kafus.com	Website: www.canfibre.com

Toll Free Customer Inquiries: 1-888-355-4733

KAFUS

CANFIBRE ESTABLISHES NATIONAL DISTRIBUTION PROGRAM FOR ALLGREEN™ MDF

- **AllGreen™ MDF to be stocked by key distributors throughout North America**
- **Program will maximize sales of higher value specialty AllGreen™ MDF**
- **CanFibre's Riverside plant now running in excess of 80% design capacity**

Toronto, ON & Boston, MA – May 24, 2000 - The CanFibre Group Ltd. (**CDN: "CFGL"**), a subsidiary of Kafus Industries Ltd. (**AMEX: "KS"**) is pleased to confirm the establishment of a new National Distribution Program for AllGreen™ MDF currently produced at its Riverside, CA mill and pending production at its new facility in Lackawanna, New York. The new program, which has been built in conjunction with CanFibre's contracted purchaser, Timber Products Co., has been designed to maximize the sale of high value, specialty AllGreen™ MDF products, including AllGreen™ FR (Fire Retardant) and AllGreen™ MR (Moisture Resistant).

CanFibre and Timber Products have contracted with key distributors throughout the United States who will now stock a full range of AllGreen™ MDF products, resulting in faster delivery times for end users and a substantial increase in direct sales and servicing capability. "Our new National Distribution Program will ultimately lead to better service for our customers and, as a result of an improved sales mix, a higher overall margin for the plant", stated Mr. Gordon Clough, Vice-President, Marketing and Sales of The CanFibre Group. "Our order book for the Riverside plant is now full, well into June, with steadily increasing sales for our higher value fire and moisture resistant AllGreen™ MDF", concluded Mr. Clough.

CanFibre's Riverside plant is now demonstrating its ability to operate as a commercial production facility. "The plant is currently operating at approximately 80% of its design capacity and that amount is expected to improve each month from here forward", stated Mr. Ken Wilson, CanFibre Riverside Plant Manager. "We are producing our full range of products in thicknesses from 7/16" to 1-1/2". The significant operational improvements that we made since taking over the facility in late January are now beginning to pay dividends," he concluded.

CanFibre expects to bring its Lackawanna AllGreen™ MDF facility on line by the third quarter this year and is forecasting substantial production being achieved by late 2000.

CanFibre's National Distribution Program will include sales of all production from Lackawanna.

AllGreen™ MDF represents a major revolution in the panel board industry. For the first time ever the industry can now acquire MDF having the market advantage of being green combined with the premium characteristics of moisture resistance and zero incremental formaldehyde emissions. CanFibre AllGreen™ MDF will also be produced as a series of specialty boards offering superior moisture resistance and fire retardation at an affordable price.

AllGreen™ MDF is North America's first medium density fiberboard to wear the Green Cross Logo from Scientific Certification Systems for its 100% recycled wood fiber content and its zero incremental formaldehyde emissions. AllGreen™ MDF also carries the SmartWood emblem qualifying it as a neutral core for manufacturers seeking Forest Stewardship Council certification.

Kafus is an emerging global manufacturer of superior materials produced from sustainable resources.

Direct all inqueries to:

Tony Francel **Manager, Investor Relations** **Kafus Industries Ltd.** **Toll Free: (888) 333-5377** **Tel: (941) 698-8920** **Website: www.kafus.com**	**Chris Carl** **President** **The CanFibre Group Ltd.** **Tel: (416) 681-9990** **Fax: (416) 681-9992** **Website: www.canfibre.com**

CANFIBRE OF LACKAWANNA TERMINATES CONTRACT WITH STONE & WEBSTER ENGINEERING CORPORATION

- **CanFibre Reacts Swiftly To Stone & Webster Financial Problems To Avoid Repeat Of Riverside Delays**
- **CanFibre Engineering Group Mobilized To Complete Facility On Time**
- **Sufficient Funds In Project To Complete Construction**

TORONTO - May 5, 2000 - Canfibre of Lackawanna LLC terminated its engineering, construction and procurement contract with Stone & Webster Engineering Corporation relating to its ALLGREEN® MDF facility under construction in Lackawanna, New York, alleging several defaults by Stone and Webster under the contract. CanFibre of Lackawanna LLC is a subsidiary of The CanFibre Group Ltd. (CDN: CFGL), which is 85.5% owned by Kafus Industries Ltd. (AMEX: KS). The Lackawanna MDF plant is a sister facility, similar in design to the ALLGREEN® MDF facility in Riverside, California owned by CanFibre of Riverside, another operating subsidiary of The CanFibre Group. CanFibre of Riverside recently announced successful completion of the performance tests at the Riverside facility.

CanFibre of Lackawanna has taken over completion of the Lackawanna MDF plant. Chris Carl, President of both CanFibre Group and its Lackawanna subsidiary said, "CanFibre believes that it is in the best interests of our Lackawanna subsidiary and our investors in the subsidiary to be pro-active and take control of the construction process given the recent statements by Stone and Webster concerning its liquidity problems. Other problems we have experienced at the job that also appear to be related to Stone and Webster's financial difficulties." Added Mr. Carl, "we have no intention of letting the Lackawanna project languish and cause the delays we experienced at the Riverside facility."

CanFibre of Lackawanna had already prepared a detailed contingency plan to complete the facility utilizing the same internal engineering team and outside consultants who recently successfully completed the Riverside facility. In addition, CanFibre of Lackawanna is working closely with all major vendors and subcontractors on the Lackawanna site to ensure completion of the facility with the least disruption to the schedule.

"The majority of the equipment is already on-site and installed and most of the work that remains at the facility involves commissioning the equipment and the plant followed by production ramp up and performance testing," stated Mr. Chris Carl. As of April 11, 2000, engineering was estimated to be 97% complete, equipment purchasing was 93% complete and construction was 85% complete. "CanFibre of Lackawanna is well prepared to complete the Lackawanna facility within the original schedule." "Given what we just achieved in successfully

completing the performance test at Riverside without Stone & Webster Engineering, we are confident that we will do the same at Lackawanna." added Garry Lavold, Senior Vice President of Engineering for The CanFibre Group.

"Funding of the now terminated contract with Stone & Webster was done on a percentage completion basis with payment in arrears. This has allowed us to keep sufficient funds on hand to complete the project," added Mr. Carl.

CanFibre's Riverside facility is currently shipping its ALLGREEN® MDF line of products from its Riverside, California facility, including sales to Home Depot in their Western States Region.

Providing sustainable solutions to global industry through advanced technology and renewable resources.

DIRECT ALL INQUIRIES TO:

Tony Francel
Manager, Investor Relations
Kafus Industries Ltd.
Toll Free: (888) 333-5377
Tel: (941) 698-8920

Website: www.kafus.com

Chris Carl
President
The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992

www.canfibre.com

Toll Free Customer Inquiries: (888) 355-4733

The foregoing contains forward-looking statements, which are subject to risks and uncertainties. Such risks include, but are not limited to, market acceptance of the CanFibre's MDF products, that the Riverside facility will be able to produce the same results under commercial operations, that Kafus has experienced losses and will continue to experience losses in the near future, and that Kafus is highly leveraged. These risk factors are set forth in the Company's filings with the Securities Exchange Commission. Readers should not place undue reliance on the forward-looking statements, which reflect managements' view only as of the date hereof. Kafus undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CANFIBRE'S RIVERSIDE MDF PLANT COMPLETES FINAL PERFORMANCE TEST

- **Rigorous 10-day operating test demonstrates ability of plant to produce ALLGREEN® Premium MDF and ALLGREEN® Fire-Retardant MDF at full operating capacity.**
- **CanFibre now poised to generate consistent revenues.**

BOSTON & TORONTO - May 1, 2000 - Kafus Industries Ltd. (AMEX: "KS") and its 85.5% owned subsidiary, The CanFibre Group Ltd. (CDN: "CFGL"), are pleased to announce that CanFibre has now successfully completed its final performance test at its Riverside ALLGREEN® MDF facility.

"This announcement has been a long time coming", said Mr. Mike McCabe, President of Kafus. "There is no doubt the delay in completing Riverside and the resulting loss of anticipated revenues have hurt Kafus' credibility in the public arena. Given, however, the outstanding results achieved by CanFibre's Riverside facility in the final performance tests, CanFibre is now poised to achieve the financial success that we have all been anticipating for so long."

The rigorous 10-day test was CanFibre's final physical test to demonstrate the completeness of the facility and its ability to operate at its full design capacity under the requirements of the Tax Exempt Bond financing. The test program was observed by the bondholders' independent engineer.

"The completion of the test is, without question, the most significant milestone ever achieved at Riverside, " said Mr. Chris Carl, President of CanFibre. "The test has clearly demonstrated the Riverside plant's ability to operate at the originally anticipated production capacity of 70.8 million square feet, ¾ inch basis, per annum as well as its ability to produce ALLGREEN® Fire-Retardant MDF at a minimum of 50% of such production capacity.

Earlier this year, CanFibre terminated its construction contract with Stone & Webster Engineering Company alleging their failure to complete construction of the facility by its guaranteed dates. CanFibre took over the facility and has implemented several design and operational changes and expended considerable funds and effort to complete the facility and insure operational success. CanFibre is seeking significant damages from Stone & Webster through an arbitration process. "The real story of CanFibre's Riverside facility is not the failure of our contractor to perform, but rather the incredible capability, resourcefulness, and initiative our management is demonstrating in solving what had become a critical problem," said Mr. Valentine, Kafus' Chief Financial Officer.

"Given the result of the performance test and the completion of the final modifications to the plant, we are now confident of being able to ramp-up the

Riverside plant to at least 90% of production capacity in the next 60 – 90 days, " continued Mr. Chris Carl. " This will allow us to fulfill current back orders as well as continue with the supply of ALLGREEN® MDF to Home Depot's 204 Western states' stores. Our backlog of orders include a mix of ALLGREEN® PR (Premium Grade), ALLGREEN® FR (Fire-Retardant) and ALLGREEN® MR (Moisture-Resistant) products.

Additionally, CanFibre recently demonstrated its ability to produce ALLGREEN® in a full range of thicknesses from 7/16 in. to 1-1/2 inches. Final UL certification of fire retardant MDF at these additional board thicknesses is expected shortly.

CanFibre's ALLGREEN® MDF is manufactured using 100% urban waste wood and no urea formaldehyde resins. It has received certifications from the Forest Stewardship Council as an environmentally friendly wood product, and the Green Cross certification issued by Scientific Certifications Systems for using 100% recycled fiber and having no incremental formaldehyde emissions.

CanFibre's second ALLGREEN® MDF facility located in Lackawanna, New York is nearing completion and expects to begin production in the third quarter of this year. "We are incorporating design changes learned at Riverside into the Lackawanna facility to insure a quicker more efficient startup," said Mr. Carl. This will allow us to ship large volumes of ALLGREEN® products in the Eastern United States' market late this year and expand our relationship with Home Depot on the east coast.

Providing sustainable solutions to global industry through advanced technology and renewable resources.

DIRECT ALL INQUIRIES TO:

Tony Francel **Manager, Investor Relations** **Kafus Industries Ltd.** **Toll Free: (888) 333-5377** **Tel: (941) 698-8920** **Website: www.kafus.com**	**Chris Carl** **President** **The CanFibre Group Ltd.** **Tel: (416) 681-9990** **Fax: (416) 681-9992** **Website: www.canfibre.com**

Toll Free Customer Inquiries: 1-888-355-4733

The foregoing contains forward-looking statements, which are subject to risks and uncertainties. Such risks include, but are not limited to, market acceptance of the CanFibre's MDF products, that the Riverside facility will be able to produce the same results under commercial operations, that Kafus has experienced losses and will continue to experience losses in the near future, and that Kafus is highly leveraged. These risk factors are set forth in the Company's filings with the Securities Exchange Commission. Readers should not place undue reliance on the forward-looking statements, which reflect managements' view only as of the date hereof. Kafus undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CANFIBRE BEGINS SHIPMENTS OF ALLGREEN™ MDF TO HOME DEPOT

Riverside MDF Plant Passes Its Most Critical Milestone To Date

BOSTON – February 29, 2000 - Kafus Industries Ltd. (AMEX: KS) and its 85.5% owned subsidiary, The CanFibre Group Ltd. (CDN: CFGL), are thrilled to announce that CanFibre's AllGreen™ MDF Riverside plant has begun commercial shipments of its premium MDF to Home Depot. CanFibre's ability to ship to Home Depot represents the most significant milestone yet achieved at the Riverside facility.

As reported in its news release of January 19, 2000, Home Depot initially agreed to carry AllGreen™ MDF throughout its nine state Northwest region representing a minimum of 64 stores. Home Depot's initial order has now been expanded to include a total of 180 stores throughout the Western United States.

"This is an historic moment for CanFibre," stated Chris Carl, CanFibre President. "The beginning of shipments to Home Depot has confirmed our ability to manufacture some of the finest MDF panel ever produced. The skeptics have long suggested that CanFibre could never commercially produce high quality MDF," continued Mr. Carl. "All I can say now is that with Riverside being in commercial production; with our Lackawanna plant due to start ramp-up this summer; and with development underway in Chicago and Amsterdam, it's clear that we're here to stay."

Home Depot's purchase of AllGreen™ MDF is a direct result of their ongoing commitment to support sustainability in building products. Apart from recognizing the unique environmental characteristics of CanFibre's AllGreen™ MDF, Home Depot is helping to close the sustainability loop by recycling their store wood waste through the Riverside plant.

CanFibre's manufacturing facility, located in Riverside, California, is the first panelboard plant in North America to make MDF from 100% recycled urban wood waste. CanFibre Riverside annually diverts over 150,000 tons of material from landfills and saves the equivalent of 3,000 acres of trees from being cut.

AllGreen® MDF represents a major revolution in the panelboard industry. For the first time ever the industry can now acquire MDF having the market advantage of being green combined with the premium characteristics of moisture resistance and zero incremental formaldehyde emissions. CanFibre AllGreen® MDF will also be produced as a series of specialty boards offering superior moisture resistance and fire retardation at an affordable price.

AllGreen® MDF is North America's first medium density fiberboard to wear the Green Cross Logo from Scientific Certification Systems for its 100% recycled wood fiber content and its zero incremental formaldehyde emissions. AllGreen® MDF also carries

the SmartWood emblem qualifying it as a neutral core for manufacturers seeking Forest Stewardship Council certification.

The CanFibre Group is a subsidiary of Kafus Industries (Kafus) which is rapidly becoming a global leader in the manufacturing of superior materials made from sustainable, alternative resources. Other Kafus activities include the manufacturing of chlorine-free paper without trees through the use of kenaf, an agriculture row crop; the production of natural fiber composites to replace glass reinforced plastics in automobiles and other key industries; the production of siding and flooring materials from fiber and cement and the transformation of animal waste into time-release, organic fertilizer

Kafus is an emerging global manufacturer of superior materials produced from sustainable resources.

DIRECT ALL INQUIRIES TO:

Tony Francel
Manager, Investor Relations
Kafus Industries Ltd.
Tel: (941) 698-8920
Fax: (781-326-5105)
Website: www.kafus.com

Chris Carl
President
The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
Website: www.canfibre.com

The foregoing contains forward-looking statements, which are subject to a number of contingencies and uncertainties. Such forward-looking statements are not guarantees of future performance, and are based on numerous assumptions about future conditions that could change. Kafus is subject to a number of risks, which are set forth in its filings with the Securities Exchange Commission.

NEWS RELEASE

CANFIBRE CREATES A REVOLUTIONARY ALTERNATIVE TO ORIENTED STRANDBOARD ("OSB")

Plans Immediate Development of North American Barkboard™ Plant

BOSTON & TORONTO - February 11, 2000 - Kafus Industries Ltd. (AMEX: KS) announced today that its 86.5% subsidiary, The CanFibre Group Ltd. (CDN: CFGL), has successfully developed a revolutionary new board manufactured with bark, the disposal of which is a major global problem for the forestry industry.

OSB is currently enjoying a global boom in the replacement of plywood for external cladding and siding, particularly in residential construction. In Canada, and the United States, there are approximately 60 OSB mills operating, producing in excess of 20 billion square feet ("BSF") of OSB panel annually. Over 50% of the North America Sheathing market is fed from OSB production. Currently, there are only 6 known OSB mills operating in Europe with a total production of 1.2 BSF.

CanFibre, through the facilities of Forintek, Canada's premier forest research and development organization, and based on lab results to date, is now confident that it can develop with a 70% bark content, a sheathing and/or cladding board that meets or exceeds in all aspects, the physical qualities of standard OSB at a significant production cost advantage. CanFibre can help solve in a value-added way, the forest industries' global problem with bark disposal.

The bark disposal problem currently experienced within Canada is typical of problems encountered in other major international forestry sectors. At present, over 12 million bone-dry tons of bark residues are produced annually as a by-product from the Canadian forestry industry. At the same time, environmental agencies are invoking stricter regulations with regard to landfill disposal of bark, and are legislating the phase-out of beehive burners that have been used until now to dispose of large quantities of bark. There is, therefore, considerable industry and environmental pressure to seek alternative uses for bark, particularly in the form of higher-value products.

CanFibre's Barkboard™ is truly Nature's Siding™. CanFibre is currently assisting in the preparation of a patent application on Barkboard™, which is produced using a proprietary board construction technique. Based on lab results, Barkboard™ offers significant advantages over OSB:

- It is dimensionally stable, with very low thickness swelling. The current tests of Barkboard™ exhibited 10% swelling vs. 50% for conventional OSB. Water absorption is less than half of conventional OSB.

- Barkboard™ is manufactured with no chemical resins. It is the ultimate "green" product because Barkboard™ is pressed using 100% of the natural resins already contained within the bark.

- Barkboard™ naturally offers excellent decay resistance and termite resistance.

- It meets or exceeds CSA sheathing standards and remains totally recyclable at the end of its product life.

In addition to Barkboard™'s application as an OSB alternative, CanFibre's initial market and economic assessment shows Barkboard™ to have significant potential in other applications including decking, floor underlay, core stock for doors and roof shingle replacement.

CanFibre's Barkboard™ development strategy will run parallel with its current development and production of the world's first AllGreen® MDF. CanFibre believes that it can become a global producer of a superior replacement to OSB that is completely natural, totally green with significant production cost advantage. What is particularly exciting from a development prospective is that the OSB panel market is believed to be 10 times or more the size of the MDF panel market in North America.

CanFibre is now working on the pre-development of its first Barkboard™ plant, which it believes it can bring to project financing by late 2000. Once the first Barkboard™ industrial model is complete, CanFibre believes it can begin an aggressive North American and European multiple plant development programs, in tandem with its current global AllGreen® MDF development activity.

It has always been CanFibre's strategic plan to apply its AllGreen® trademark through a range of panelboard products on a global basis. CanFibre's proposed entry into the global OSB market is a perfect application of its long-term mission, to preserve habitats, slow deforestation and create healthier working environments.

Kafus Industries is a sustainable solutions provider to global industries through the use of advanced technology and renewable resources.

DIRECT ALL INQUIRIES TO:

Tony Francel
Manager, Investor Relations
Toll Free: (888) 333-5377
Tel: (941) 698-8920
Fax: (781) 326-5105
Website: www.kafus.com

Chris Carl
President
The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
www.canfibre.com

CANFIBRE ASSUMES OPERATIONAL RESPONSIBILITY FOR RIVERSIDE ALLGREEN™ MDF PLANT

BOSTON & TORONTO – February 1, 2000 – Kafus Industries Ltd. (AMEX: KS) announced today that its 86.5% subsidiary, The CanFibre Group Ltd. (CDN: CFGL), has taken over complete operating responsibility for its Riverside AllGreen™ MDF facility through its operating contract with Stone & Webster Operating Company.

"CanFibre's assumption of operational control will now allow our Riverside plant to focus on increasing board production and, in particular, to begin commercial shipments to our existing customers including Home Depot," stated Mr. Chris Carl, President of CanFibre.

CanFibre intends to arbitrate certain outstanding issues related to Stone & Webster Engineering Company under its construction agreement including claims for significant damages that CanFibre believes has been caused by the delay in construction and ramp-up of the Riverside facility and delay in profitability of the facility.

CanFibre's Lackawanna MDF facility currently under construction is still on schedule for start-up in the third quarter of this year. CanFibre has implemented changes to the design to reflect experiences learned during the Riverside construction.

CanFibre's Chicago facility is in the final stage of permitting and acquisition of a tax exempt bond allocation. In addition to executing a Purchase and Sale Agreement for the proposed site, CanFibre has executed a wastewood supply agreement and a sales contract that confirms the purchase of the entire annual output of the planned Chicago CanFibre plant for 20 years. CanFibre's third AllGreen™ MDF facility is planned to be located on a 25-acre site in South Chicago.

CanFibre's MDF represents a major revolution in the panelboard industry. For the first time ever, with the introduction of AllGreen™, the industry can now acquire MDF having the market advantage of being "green" combined with the premium characteristics of moisture resistance and no incremental formaldehyde emissions. CanFibre's AllGreen™ MDF is also available as AllGreen™ MR, a speciality board offering the best moisture resistance in the industry and as AllGreen™ FR which offers superior fire retardant properties.

Kafus Industries is a sustainable solutions provider to global industries through the use of advanced technology and renewable resources.

DIRECT ALL INQUIRIES TO:

Tony Francel
Manager, Investor Relations
Toll Free: (888)-333-5377
Tel: (941) 698-8920
Fax: (781) 326-5105
Website: www.kafus.com

Chris Carl
President
The CanFibre Group Ltd.
Tel: (416) 681-9990
Fax: (416) 681-9992
www.canfibre.com

KAFUS

NEWS RELEASE

HOME DEPOT TO STOCK CANFIBRE'S ALLGREEN® MDF
Deal Includes Recycling Home Depot's Wood Waste

BOSTON & TORONTO – January 19, 2000 – Kafus Industries Ltd. (AMEX: KS) and its 86.5% owned subsidiary, The CanFibre Group Ltd. (CDN: CFGL), are pleased to announce that CanFibre has reached agreement with Home Depot (NYSE: HD) to supply North America's leading Do-it-Yourself retailer with CanFibre's unique AllGreen® medium density fiberboard (MDF).

AllGreen® MDF is North America's first medium density fiberboard to wear the Green Cross Logo from Scientific Certification Systems for its 100% recycled wood fiber content and its zero incremental formaldehyde emissions. AllGreen® MDF also carries the SmartWood emblem qualifying it as a neutral core for manufacturers seeking Forest Stewardship Council certification.

"The conclusion of the sales arrangement with Home Depot confirms their ongoing commitment to support sustainable building products," said David Saltman, Vice President of Marketing and New Product Development. "Not only is Home Depot recognizing the unique environmental characteristics of CanFibre's AllGreen® MDF, but additionally, by recycling store wood waste through our Riverside AllGreen® facility, they're helping to close the sustainability loop," continued Mr. Saltman.

Home Depot has agreed to carry AllGreen® MDF in its nine state North West Region, a minimum of 64 stores. In addition to selling 4x8 panels in its lumber department, Home

Depot intends to work with its existing vendors to include AllGreen® MDF as a substrate for other products, such as shelving, kitchen cabinetry and counter tops.

CanFibre's manufacturing facility, located in Riverside, California, is the first panelboard plant in North America to make MDF from 100% recovered urban wood waste. CanFibre Riverside will divert over 150,000 tons of material from landfills and save the equivalent of 3,000 acres of trees from being cut.

CanFibre's AllGreen® MDF represents a major revolution in the panelboard industry. For the first time ever the industry will be able to acquire MDF having the market advantage of being green combined with the premium characteristics of moisture resistance and no incremental formaldehyde emissions. CanFibre AllGreen® MDF will also be produced as a specialty board offering superior moisture resistance and fire retardation at an affordable price.

The CanFibre Riverside factory will operate under strict regional regulations and has incorporated state-of-the-art environmental control technologies. It will recycle all of the water used in the fiber cleaning process, and steam exiting the plant is cleaner than the surrounding air in Riverside. As a result, the CanFibre factory will be the first MDF operation in North America to be registered compliant with ISO 14000 international environmental standards.

Chris Carl, President of CanFibre, stated, "Our green really is clean. The industry perception is that you can't make a premium panel from recovered wood. Our extensive chipping, washing and refining system together with a proprietary press and resin system is capable of yielding boards that surpass all industry standards for strength and stability. Our Riverside mill is located next to our customers, not where the trees are, providing yet another advantage in the market."

With a second plant scheduled for completion in mid-2000 near Buffalo, New York, and addition facilities under development in Amsterdam and Chicago, CanFibre is making a

major international statement that industry can compliment the environment, help sustain it and still enjoy exponential growth.

The CanFibre Group is a 86.5% subsidiary of Kafus Industries (Kafus) which is rapidly becoming a global leader in the manufacturing of superior materials made from sustainable, alternative resources. Other Kafus activities include the manufacturing of chlorine-free paper without trees through the use of kenaf, an agriculture row crop; the production of natural fiber composites to replace glass reinforced plastics in automobiles and other key industries; the production of siding and flooring materials from fiber and cement and the transformation of animal waste into time-release, organic fertilizer

Kafus is an emerging global manufacturer of superior materials produced from sustainable resources.

DIRECT ALL INQUIRIES TO:

Tony Francel
Manager, Investor Relations
Kafus Industries Ltd.
Tel: (941) 698-8920
Fax: (781-326-5105)
Website: www.kafus.com

David Saltman
VP Marking & New Product Development
Kafus Marketing
Tel: (818) 225-5300
Fax: (818) 225-5323
Website: www.kafus.com